As confidentially submitted to the Securities and Exchange Commission on October 26, 2018 as Amendment No. 1 to the Confidential Submission dated September 25, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KALEIDO BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2386	47-3048279
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

65 Hayden Avenue

Lexington, MA 02421

(617) 674-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alison Lawton

Chief Executive Officer

65 Hayden Avenue

Lexington, MA 02421

(617) 674-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Kingsley L. Taft Laurie A. Burlingame Goodwin Procter LLP 100 Northern Ave. Boston, MA 02210 (617) 570-1000	Peter N. Handrinos Wesley C. Holmes Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2018

PRELIMINARY PROSPECTUS

                Shares

Kaleido Biosciences, Inc.

Common Stock

We are offering                  shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $        and $        per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The Nasdaq Global Market under the symbol “KLDO.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

We are an “emerging growth company” as defined under U.S. federal securities laws and will be subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 204 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of up to 30 days to purchase up to             additional shares of our common stock.

Delivery of the shares of common stock is expected to be made on or about                 , 2018.

Joint Book-Running Managers

GOLDMAN SACHS & CO. LLC	J.P. MORGAN	MORGAN STANLEY

Lead Manager

CANACCORD GENUITY

Prospectus dated                 , 2018

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

(i)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to the “company,” “we,” “us” and “our” refer to Kaleido Biosciences, Inc. together with its consolidated subsidiaries. In this prospectus, we use the following defined terms:

“Clinical trials” is used to refer to clinical studies conducted in humans with our product candidates under an effective Investigational New Drug Application, or IND.

“Non-IND human clinical studies” is used to refer to clinical studies conducted in humans with our product candidates under regulations supporting research with food (prior to electing whether to develop a product candidate as a drug or a non-drug, and prior to filing of an IND for such a product candidate). We have determined that our initial product candidates are safe for non-IND human clinical studies based on initial safety assessments conducted by qualified experts from third-party scientific consulting organizations and because they are related to a class of compounds that is “Generally Recognized as Safe,” or GRAS, based on their history of safe human exposure when utilized for particular uses as food substances. This regulatory class of food substances does not need to be evaluated by the U.S. Food and Drug Administration’s, or FDA’s, Office of Food Additive Safety prior to human use in food safety and tolerability studies. Our determination that our initial product candidates are safe for non-IND human clinical studies applies in the context of food, unless it is considered by the FDA as acceptable to support safety used in the context of an IND and future approval.

“Therapeutic” is used to refer only to a drug product.

“Therapy,” including the use of therapy in the term Microbiome Metabolic Therapies, or MMTs, is used to refer to a drug product or non-drug product (e.g., food products, medical food products).

Overview

We are a clinical-stage healthcare company with a differentiated, chemistry-driven approach focused on leveraging the potential of the microbiome organ to treat disease and improve human health. We have built a human-centric proprietary product platform for discovery and development that we believe will enable the rapid advancement of a broad portfolio of novel product candidates into non-IND human clinical studies under regulations supporting research with food. Our product candidates are Microbiome Metabolic Therapies, or MMTs, which are designed to modulate the metabolic output and profile of the microbiome by driving the function and distribution of the organ’s existing microbes. We have an industrialized approach to the discovery and development of MMTs, and our initial MMTs are targeted glycans. Each targeted glycan is an ensemble of complex carbohydrates that is intended to modulate microbial metabolism to drive a specific biological response. We believe our MMTs have the potential to be novel treatments across a variety of diseases and conditions.

The human microbiome is generally a community of more than 30 trillion microbes, single-cell organisms that include bacteria, viruses, archaea and fungi, which reside on and inside the human body. By evolving together over thousands of years, microbes and humans have developed an intricate and mutually beneficial relationship. Given the profound impact that microbes have on human health, this highly complex microbial ecosystem has been referred to as a “newly discovered organ.” The microbiome organ remains a largely untapped frontier in healthcare, and we believe that we are uniquely positioned to succeed in translating its promise into solutions for human health.

We have developed proprietary synthetic chemistry technologies that allow us to create our MMT candidates. We believe that the key characteristics of our MMT candidates include the following:

•	Orally administered — Our MMT candidates are highly soluble and can therefore be orally administered.

•	Limited systemic exposure — Our MMT candidates have been observed to have limited systemic exposure after oral administration, minimizing off-target biological effects.

•

Selectively metabolized — We design MMT candidates that are selectively metabolized by enzymes in the microbiome to stimulate responses that ultimately reshape the microbiome’s function, composition and metabolic output.

•

Structurally diverse — Our MMT candidates are not a single, structurally-defined molecule, but rather an ensemble of molecules with a variety of structures. This structural complexity generally differentiates MMTs from any individual dietary fiber, and we believe that this is the primary factor for their differentiated microbiome activity.

•	Readily scalable — Our MMT candidates are produced using proprietary, standard small molecule unit operations. These methods are scalable and cost-effective.

•	Novel and proprietary — Our MMT candidates are protected by what we believe to be a robust intellectual property portfolio, including by composition of matter and method of use patents.

We believe that each of our MMT candidates work through one or more mechanisms of action, including decreasing production of metabolites, such as ammonia, trimethylamine and indole generated by bacteria in the microbiome; increasing production of metabolites, such as short chain fatty acids generated by bacteria in the microbiome; and advantaging or disadvantaging certain existing species in the microbiome community.

Utilizing our proprietary product platform, we have created a library of more than 1,000 MMT candidates to probe the structure-activity relationships of our MMTs and the microbiome organ. Our MMT library is rapidly growing as we continue to invest in techniques and technologies for chemical synthesis. Our MMT candidates and proprietary product platform are protected by our robust intellectual property portfolio, with seven U.S. patents, two European Patent Office, or EPO, patents and more than 100 non-provisional applications pending worldwide.

We evaluate our MMT candidates using a human-centric approach to discovery and development. Our approach is human-centric because we conduct the vast majority of our research either using human biological samples or directly in humans, rather than working in animal models and animals or other human proxy environments (e.g. target-based assays). In less than one year, we advanced our lead program from a mechanistic hypothesis to dosing in non-IND human clinical studies. Furthermore, we plan to initiate our first Phase 2 clinical trial under an IND, if cleared, approximately two years after conducting our first ex vivo screening. We believe this approach is more cost efficient than traditional drug development from the discovery stage to the commencement of a Phase 2 clinical trial. Since our founding in 2015, we have been able to develop a broad pipeline of product candidates that target multiple diseases and conditions while spending less than $75.0 million in cash through September 30, 2018.

Our proprietary product platform includes ex vivo screening of microbiome samples from healthy volunteers, ex vivo testing of patient microbiome samples and rapid advancement of our MMT candidates into non-IND human clinical studies. Our ex vivo screening process combines advances in drug discovery with microbiome science. This screening process is designed to measure the impact of MMT candidates on a variety of endpoints in microbiome samples from healthy volunteers. We use this process to screen for modulation of bacterial metabolites, bacterial growth and community composition. Once we have selected a subset of MMT candidates from our library as promising leads for a particular program, we begin to conduct ex vivo testing of these MMTs using patient microbiome samples. This testing helps to inform our MMT candidate selection and we believe increases the likelihood of choosing a product candidate with in vivo effects.

We advance our initial MMT candidates rapidly into non-IND human clinical studies under regulations supporting research with food and have not yet submitted any INDs to conduct therapeutic clinical trials. This enables us to gain valuable insights into our MMT candidates’ effects on the microbiome and human health before choosing to allocate additional time and capital to either proceed to develop a drug product candidate under an IND, if cleared, or commercialize a non-drug product. We plan to determine the best development path for each of our MMT candidates at an “MMT decision point” after conducting one or more non-IND human clinical studies. We plan to make our decision about which development path to pursue based on the results of our non-IND human clinical studies, in conjunction with our research into market opportunities and patient needs and our corporate strategy.

In our non-IND human clinical studies, we are able to measure safety, tolerability and potential markers of effect, which allows us to assess the potential use of our MMT candidates in humans. To date, we have conducted seven non-IND human clinical studies with our MMT candidates, and we intend to initiate Phase 2 clinical trials for our two lead programs in 2019.

Data generated by our industrialized ex vivo screening, ex vivo testing and non-IND human clinical studies are captured in a database to support our computational capabilities and to improve our understanding of how the microbiome and humans interact. We have built and continue to invest in strengthening our significant capabilities in computational biology and data science that we believe will enable us to learn quickly from the human data we collect. We believe this knowledge supports our current MMT candidates and future pipeline opportunities.

The following chart summarizes our current pipeline:

Our initial programs target hyperammonemia, a metabolic condition generally characterized by elevated levels of ammonia in the blood. Our hyperammonemia programs are focused on two specific diseases, urea cycle disorders, or UCD, and hepatic encephalopathy, or HE. UCD is a serious and life-threatening, inherited, rare genetic disease arising from congenital mutations that affect the enzymes of the urea cycle, resulting in an impaired ability to process ammonia. HE is a spectrum of neurological and psychiatric abnormalities generally seen in patients with liver failure.

We have selected KB195 as our lead product candidate for development in the potential treatment of hyperammonemia in patients with UCD. We have conducted a non-IND human clinical study with KB195 in healthy volunteers and plan to initiate a non-IND human clinical study in UCD patients in the fourth quarter of 2018. We also plan to file an IND in the fourth quarter of 2018 to enable the initiation of a Phase 2 clinical trial in the first half of 2019 for KB195 in UCD, assuming IND clearance.

We are evaluating both KB195 and KB174 for HE. For KB195, data from our hyperammonemia program in UCD will inform our decision as to whether to develop KB195 in HE. For KB174, we plan to initiate a non-IND human clinical study in the first half of 2019 to support our HE program. We plan to advance one of these two MMT candidates into a Phase 2 clinical trial for HE under an IND, if the IND is cleared, in the second half of 2019.

We are also developing potential MMT candidates to address multi-drug resistant bacteremia in high risk patients, chronic kidney disease, atherosclerotic cardiovascular disease and drug or disease-induced diarrhea. We are conducting ongoing ex vivo screening and testing in these areas but we have not yet identified the specific MMT candidates for these programs. In addition, we have several active programs in discovery, including work ongoing in diabetes, immuno-oncology, inflammation and infant health. Correlative data has been published for each of these areas, suggesting that the microbiome plays a critical role, and our discovery efforts are largely focused on either establishing a mechanistic hypothesis or establishing and optimizing an ex vivo screen to address these opportunities.

We have assembled a world-class leadership team that combines significant scientific, clinical and business experience. Our leaders have pioneered treatments and helped guide life science companies through periods of significant growth. Our management team is led by our Chief Executive Officer, Alison Lawton. Ms. Lawton spent more than 20 years in various positions of increasing responsibility at Genzyme and subsequently as part of Sanofi, including overseeing global market access and regulatory affairs. She also served as senior vice president and general manager of Genzyme Biosurgery. Michael Bonney serves as our Executive Chair and previously served as our Chief Executive Officer. Mr. Bonney previously served as chief executive officer and director at Cubist Pharmaceuticals and led it to become the world’s leading antibiotic company until its acquisition by Merck in 2015 for $9.5 billion. Joshua Brumm, our Chief Operating Officer and Chief Financial Officer, was previously chief operating officer and chief financial officer at Versartis and chief financial officer at ZELTIQ, leading both companies’ initial public offerings. Mr. Brumm also served as executive vice president of finance at Pharmacyclics and has raised over $800 million in capital over his career. John Davies, Ph.D., serves as our Chief Technology Officer. Dr. Davies has more than 25 years of experience creating and leading diverse technology teams and was most recently the global head in lead discovery at Novartis. Michael Bruce, Ph.D., is our Senior Vice President, Development Operations, and leads clinical operations and project and portfolio management. Dr. Bruce has over 20 years of pharmaceutical research and development experience, including product development positions at a number of leading global pharmaceutical companies, including Wyeth and Pfizer.

We were created in Flagship VentureLabs, the institutional innovation foundry of Flagship Pioneering. Starting in 2007, at a time when the field of the human microbiome was in its infancy,

Flagship began applying its process for pioneering to explore the unique biology of the trillions of microbes living on and in the human body.

Prior to our founding in 2015, Flagship VentureLabs’ innovators and entrepreneurs Drs. Geoffrey von Maltzahn, Brian Baynes and Noubar Afeyan started exploring whether novel compounds could modulate the metabolic output and profile of the microbiome. These explorations spanned the effects that novel compounds, diet and other biological factors have on the microbiome and led to the discovery that novel compounds could dramatically change the metabolism of the microbiome. With this discovery, the exploration broadened with the goal of building the first food and drug discovery and development platform to target the microbiome.

Our strategy

We are driven by our mission to lead a revolution in health by leveraging the microbiome to potentially treat a broad range of diseases and conditions. Key elements of our strategy are to:

•

Harness the insights and data generated through our human-centric proprietary product platform to efficiently and rapidly advance a pipeline of MMTs that addresses needs across the healthcare continuum. We are applying our rapid and cost-effective development approach to advance and expand our pipeline, including conducting non-IND human clinical studies, which we believe gives us an advantage in both speed and cost as compared to traditional drug development from the discovery stage to the commencement of a Phase 2 clinical trial. We plan to continue to build a sufficiently broad funnel of future pipeline opportunities that we believe will allow us to advance one to two MMT candidates per year into the drug development pathway under an IND. We believe this funnel will also result in the identification of MMT candidates to pursue for non-drug development pathways for commercialization, including commercializing our non-drug MMT products ourselves or partnering with established nutrition, medical food, or consumer health companies to commercialize these products.

•

Leverage our differentiated approach, knowledge and unique expertise to lead efforts to expand the scientific understanding of the microbiome and its impact on human health. We believe that we are well positioned to rapidly advance our understanding about human-microbiome interactions and use that knowledge in pursuit of our mission. Further, we believe our computational capabilities and differentiated approach, along with the expertise of our senior management, will further establish our leadership position in this emerging field.

•

Selectively enter into strategic collaborations to maximize the value of our platform and pipeline. Given our potential to generate novel product candidates that could address a wide variety of diseases and conditions, we may enter into strategic collaborations around certain targets, product candidates or disease areas that we believe could benefit from the resources of companies that specialize in these areas.

•

Further strengthen and expand our intellectual property portfolio. We believe we have a robust intellectual property portfolio to support our programs, with seven U.S. patents, two EPO patents and more than 100 non-provisional applications pending worldwide, including composition of matter and method of use patents. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We intend to further strengthen and expand our intellectual property portfolio to protect our proprietary product platform and product candidates.

•

Foster a differentiated culture that supports engagement in our business and helps us attract and retain dedicated, passionate and talented employees. We believe that our people and our passion are our greatest strengths, and we are building a culture that is centered on creative thinking, collaboration and working with urgency in the pursuit of developing potential treatments and products to transform lives.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following the prospectus summary. These risks include the following:

•

Regulatory requirements for development of our MMT candidates as drugs and non-drugs are uncertain and evolving. Changes in these laws, including our ability to conduct non-IND human clinical studies, or the current interpretation or application of these laws would have a significant adverse impact on our ability to develop and commercialize our products. Some of these risks include that the FDA may require that we conduct additional preclinical studies before proceeding to clinical trials, determine that our product candidates cannot be marketed as conventional foods or medical foods, or disagree with our determination that our product candidates may be studied in human clinical studies without an effective IND.

•	We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

•	We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

•	We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

•

MMTs are a novel approach and negative perception of any product candidates that we develop could adversely affect our ability to conduct our business, obtain regulatory approvals or identify alternate regulatory pathways to market for such product candidates.

•

All of our initial product candidates, including those targeting UCD and HE, will require significant additional preclinical and clinical development before we can seek regulatory approval for and launch products commercially.

•

Clinical development is a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

For additional information about the risks we face, please see the section of this prospectus captioned “Risk Factors.”

Corporate history

We were incorporated in January 2015 under the laws of the state of Delaware under the name VL32, Inc. Our name was changed to Kaleido Biosciences, Inc. in November 2015. Our principal executive offices are located at 65 Hayden Avenue, Lexington, MA 02421, and our phone number is (617) 674-9000. Our website address is https://www.kaleido.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus.

We own various U.S. federal trademark applications and unregistered trademarks, including our company name and our logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earlier to occur of (1) the last day of 2023, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an “emerging growth company.”

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares offered by us	shares

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to advance our programs in hyperammonemia through Phase 2 clinical trials including related CMC and clinical trial material requirements; (ii) to advance our pipeline outside of hyperammonemia, related product development, third-party costs and manufacturing for associated preclinical study, non-IND human clinical study and clinical trial materials; (iii) to advance our proprietary product platform and discovery efforts; and (iv) for working capital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“KLDO”

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock (which includes              issued but unvested shares of restricted common stock subject to repurchase) outstanding as of                 , 2018, and gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of our common stock upon the completion of this offering, and excludes:

•

             shares of common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock that will become warrants to purchase common stock outstanding as of                 , 2018, with a weighted-average exercise price of $         per share;

•

             shares of common stock issuable upon the exercise of stock options outstanding as of                 , 2018 under our 2015 Stock Incentive Plan, or our 2015 Plan, with a weighted-average exercise price of $         per share;

•

             shares of common stock reserved for future issuance as of                 , 2018 under our 2015 Plan, which will cease to be available for issuance at the time that our 2018 Stock Option and Incentive Plan, or our 2018 Plan, becomes effective;

•	shares of our common stock that will become available for future issuance under our 2018 Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

             shares of our common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan, or our 2018 ESPP, upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated by-laws in connection with the completion of this offering;

•	the conversion of all outstanding shares of convertible preferred stock into an aggregate of shares of common stock upon the completion of this offering;

•	the outstanding warrants to purchase our convertible preferred stock becoming warrants to purchase an aggregate of shares of our common stock upon the closing of this offering;

•	no exercise of outstanding options after , 2018;

•	a one-for- reverse split of our common stock effected on , 2018; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2017 and 2016 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and the consolidated balance sheet data as of September 30, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018 or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$7,863	$20,992	$13,513	$26,854
General and administrative	1,573	6,038	3,578	13,024

Total operating expenses	9,436	27,030	17,091	39,878

Loss from operations	(9,436)	(27,030)	(17,091)	(39,878)

Other income (expense):
Interest income	—	32	—	716
Interest expense	(141)	(435)	(196)	(745)
Change in fair value of warrant liability	(106)	(109)	(110)	(405)
Other expense	(2)	(17)	(10)	(202)

Total other expense, net	(249)	(529)	(316)	(636)

Net loss	$(9,685)	$(27,559)	$(17,407)	$(40,514)

Net loss per share – basic and diluted (1)	$(1.29)	$(3.08)	$(1.97)	$(4.11)

Weighted average common shares used in computing net loss per share – basic and diluted (1)	7,504,021	8,939,232	8,856,149	9,862,365

Pro forma net loss per share – basic and diluted (1)		$(0.82)		$(0.92)

Pro forma weighted-average number of common shares used in computing pro forma net loss per share – basic and diluted (1)		33,399,397		43,667,240

(1)

See Note 14 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share and the calculation of basic and diluted pro forma net loss per share.

	As of September 30, 2018
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$92,550	$92,550	$
Working capital (3)	85,177	85,177
Total assets	100,203	100,203
Long term debt—net of unamortized debt discount	14,815	14,815
Warrant liability	700	—
Redeemable convertible preferred stock	153,224	—
Total stockholders’ equity (deficit)	(78,022)	75,902

(1)

The pro forma consolidated balance sheet data give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 37,034,802 shares of common stock upon the closing of this offering and (ii) all outstanding warrants to purchase shares of convertible preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering.

(2)

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of                  shares of our common stock in this offering at the initial public offering price of $        per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ equity by approximately $        million, assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks related to our business, technology and industry

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a clinical stage healthcare company with a limited operating history. Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Our lead product candidates are currently in clinical development. We have no products approved for commercial sale, and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2015. For the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, we reported net losses of $9.7 million, $27.6 million and $40.5 million, respectively. As of September 30, 2018, we had an accumulated deficit of $85.0 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

•	Conduct preclinical studies, non-IND human clinical studies and clinical trials for our product candidates;

•	further develop our proprietary product platform;

•	continue to discover and develop additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire or contract additional clinical, scientific, manufacturing and commercial personnel to support our product development and commercialization efforts;

•	validate a manufacturing process and specifications for our product candidates;

•	establish in-house manufacturing capabilities for research and non-IND human clinical studies;

•

establish a commercial manufacturing source and secure supply chain capacity sufficient to provide preclinical study material, non-IND human clinical study material, clinical trial material and commercial quantities of any product candidates for which we may obtain regulatory approval;

•	acquire or in-license other product candidates and technologies;

•	seek various non-drug product pathways and drug regulatory authorizations;

•

establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval or identify an alternate regulatory pathway to market; and

•	add operational, compliance, financial and management information systems and personnel to support our transition to a public company.

To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. This will require us to be successful in a range of challenging activities, including completing preclinical studies, non-IND human clinical studies and clinical trials, obtaining marketing approval or identifying alternate regulatory pathways for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval or successfully identify alternate regulatory pathways and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development, preclinical studies, non-IND human clinical studies and clinical trials of our current and future programs, to validate the manufacturing process and specifications for our product candidates, to seek regulatory approvals for or identify alternate regulatory pathways to market for our product candidates and to launch and commercialize any products for which we receive regulatory approval or identify an alternate regulatory pathway to market, including potentially building our own commercial organization. As of September 30, 2018, we had $92.6 million of cash and cash equivalents on hand. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and debt service obligations through                 . However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of any of our current product candidates. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the initiation, progress, timing, costs and results of preclinical studies, non-IND human clinical studies and clinical trials for our product candidates and any need to conduct additional such studies as may be required by a regulator;

•	the clinical development plans we establish for these product candidates;

•	further development of our proprietary product platform and supporting infrastructure;

•	the number and characteristics of product candidates that we develop or may in-license;

•	the terms of any collaboration agreements we may choose to initiate or conclude;

•

the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

•	the effect of changes in regulation or policy relating to the development and commercialization of our product candidates by the FDA, the EMA, and other comparable foreign regulatory authorities;

•

the costs of establishing, maintaining, and overseeing a quality system compliant with current good manufacturing practice requirements, or cGMPs, and a supply chain for the development and manufacture of our product candidates;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us, our product candidates or our proprietary product platform;

•	the effect of competing technological and market developments;

•	the cost and timing of establishing, expanding and scaling manufacturing capabilities; and

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval or identify alternate regulatory pathways in regions where we choose to commercialize our products on our own.

We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible into or exchangeable for common stock, your ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or acquiring or licensing intellectual property rights. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

We are early in our development efforts and we have not initiated therapeutic clinical trials for any of our product candidates for therapeutic indications. Similarly, we have not elected a product candidate to develop as a non-drug product such as a food or medical food. We were formed in 2015, have no products approved for commercial sale or marketed via other regulatory pathways (e.g., non-drug products) and have not generated any revenue from product sales. Our ability to generate product revenue or profits, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates, which may never occur. We may never be able to develop or commercialize a marketable product.

Our current and future therapeutics programs and product candidates require additional discovery research, preclinical development, clinical development, regulatory approval in multiple jurisdictions or identification of alternate regulatory pathways to market, manufacturing validation, obtaining manufacturing supply, capacity and expertise, building of a commercial and distribution organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. Our non-therapeutic programs require additional discovery research, preclinical development and non-IND human clinical studies. In addition, our drug product candidates must be approved for marketing by the FDA or certain other health regulatory agencies, including the EMA, or we must secure alternate non-therapeutic regulatory pathways to market our non-therapeutic product candidates before we may commercialize any product in the respective jurisdictions.

Our limited operating history may make it difficult to evaluate our technology and industry and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our product candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.

Microbiome Metabolic Therapies, or MMTs, are a novel approach and negative perception of any product candidates that we develop could adversely affect our ability to conduct our business, obtain regulatory approvals or identify alternate regulatory pathways to market for such product candidates.

Microbiome therapies and therapy candidates in general, and our MMT candidates in particular, are a relatively new and novel approach. In the United States and the European Union, no products to date have been approved specifically demonstrating an impact on the microbiome as part of their therapeutic effect. MMTs and microbiome therapies in general may not be successfully developed or commercialized or gain the acceptance of the public or the medical community. Our success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates that we pursue as drugs, prescribing potential treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Our access will also depend on consumer acceptance and adoption of our products that we commercialize. Adverse events in non-IND human clinical studies and clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of the microbiome, could result in a decrease in demand for any product that we may develop. In addition, responses by the U.S., state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval, identify alternate regulatory pathways to market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

All of our initial product candidates, including those targeting urea cycle disorders, or UCD, and hepatic encephalopathy, or HE, will require significant additional preclinical and clinical development before we can seek regulatory approval for and launch a therapeutic product commercially.

Our business and future success depends on our ability to obtain regulatory approval of and then successfully launch and commercialize our initial product candidates, including those targeting UCD or HE. We plan to file an Investigational New Drug Application, or IND, for our initial therapeutic product candidate in 2018, which would allow for the commencement of clinical trials for therapeutic applications. However, our clinical trials may experience preliminary complications in trial execution, such as complexities surrounding regulatory clearance of our IND, the need for additional preclinical data to support allowance for our IND, the need for additional preclinical data to support authorization to proceed under our IND, trial design and establishing trial protocols, bioanalytical assay method development, dose level and regimen selection, patient recruitment and enrollment, quality and supply of clinical doses or safety issues.

All of our initial product candidates are in the early stages of development and will require significant additional preclinical and clinical development, regulatory review and approval in multiple jurisdictions or identification of alternate non-therapeutic regulatory pathways, substantial investment, access to sufficient validated and cGMP compliant commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, because KB195 is our most advanced product candidate, if KB195 encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, our development plans, including for other product candidates, and business would be significantly harmed.

The successful development of our product candidates is highly uncertain.

Successful development of product candidates is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	preclinical or non-IND human clinical study results may show our product candidates to be less effective than desired or to have harmful or problematic side effects or toxicities;

•

clinical trial results may show our therapeutic product candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

•

failure to execute the non-IND human clinical studies or clinical trials caused by slow enrollment in non-IND human clinical studies and clinical trials, patients dropping out of clinical trials or volunteers dropping out of non-IND human clinical studies, length of time to achieve clinical trial endpoints, additional time requirements for data analysis, inability to validate the manufacturing process or to achieve cGMP compliance for our product candidates or inability to identify a suitable bioanalytical assay method agreeable to our regulators;

•

failure to receive the necessary regulatory approvals or a delay in receiving such approvals for, including but not limited to, a new drug application, or NDA, delays in NDA preparation, a new dietary ingredient notification, discussions with the FDA, responding to an FDA request for additional preclinical or clinical data or unexpected safety or manufacturing issues;

•	manufacturing costs, formulation issues, manufacturing deficiencies or other factors that make our product candidates uneconomical; and

•	proprietary rights of others and their competing products and technologies that may prevent our product candidates from being commercialized.

The length of time necessary to complete clinical trials and to submit an application for marketing approval of a drug product candidate for a final decision by a regulatory authority may be difficult to predict for our therapeutic product candidates, in large part because of their limited regulatory history.

Even if we are successful in obtaining market approval for drug products, commercial success of any approved therapeutic products will also depend in large part on marketing acceptance, the availability of insurance coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, and managed care organizations, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost-effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide adequate insurance coverage and reimbursement levels for one any of our drug products once approved, market acceptance and commercial success would be reduced.

In addition, if any of our drug product candidates is approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration. If approved, our drug products would be subject to restrictions on our products’ labels and other conditions of regulatory approval that may limit our ability to market our products for therapeutic indications. We will also need to comply (and ensure that our third-party contractors comply) with current cGMPs and Good Clinical Practice, or GCP, as we (and our third-party contractors) will be required to comply with cGMPs for products used in our clinical trials for therapeutic indications for any clinical trials that we conduct post-approval with current cGMPs for either drug or non-drug candidates. In addition, we will need to comply with GCPs for any therapeutic indications we develop for approval and for any additional therapeutic indications we develop after approval of our first drug candidate. In addition, there is always the risk that we or a regulatory authority might identify previously unknown problems with a drug product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly and any failure to comply or other issues with our product candidates’ post-approval could have a material adverse effect on our business, financial condition and results of operations.

Clinical development is a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

To obtain the requisite regulatory approvals to commercialize any product candidates for therapeutic uses, we must demonstrate through extensive preclinical studies, non-IND human clinical studies and clinical trials that our product candidates are safe and effective in humans for their intended use. Clinical testing is expensive, difficult to design and implement and can take many years to complete, and its outcome is inherently uncertain. We may be unable to establish clinical endpoints, dose levels and regimens or bioanalytical assay methods that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. The outcome of preclinical studies, non-IND human clinical studies and early clinical trials may not be predictive of the success of later preclinical studies, non-IND human clinical studies and clinical trials, and interim results of these studies or trials do not necessarily predict final results. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA, a Marketing Authorization Application to the EMA, and similar marketing applications to comparable foreign regulatory authorities, for each product candidate for therapeutic indications and, consequently, the ultimate approval and commercial marketing of any product candidates for therapeutic indications. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We may experience delays in completing our preclinical studies and initiating or completing non-IND human clinical studies and clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future non-IND human clinical studies or clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•

we may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials for therapeutic indications or the marketing of our products as non-drug products;

•	regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

clinical trials of any product candidates may fail to show safety, purity or potency, or produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

•

the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	we may need to add new or additional clinical trial sites;

•

our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•	the cost of preclinical studies, non-IND human clinical studies and clinical trials of any product candidates may be more than we anticipate or more than our available financial resources;

•

the supply or quality of our product candidates or other materials necessary to conduct non-IND human clinical studies and clinical trials of our product candidates may be insufficient or inadequate and may not achieve compliance with applicable cGMPs;

•

our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate non-IND human clinical studies and clinical trials, or reports may arise from preclinical or clinical testing of our product candidates that raise safety or efficacy concerns about our product candidates;

•

preclinical studies, non-IND human clinical studies or clinical trials of our product candidates may produce negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs; and

•

the FDA or other regulatory authorities may disagree with the design, implementation or results of our non-IND human clinical studies or clinical trials, or require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if a preclinical study, non-IND human clinical study or clinical trial is suspended or terminated for any reason. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates for therapeutic indications. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our preclinical studies, non-IND human clinical studies or clinical trials.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our preclinical studies, non-IND human clinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical studies, non-IND human clinical studies or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events not seen in our preclinical studies, non-IND human clinical studies or other clinical trials and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

Before obtaining regulatory approvals for the commercial sale of any products for therapeutic indications, we must demonstrate through lengthy, complex and expensive preclinical studies, non-IND human clinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical or clinical trial process. The results of preclinical studies, non-IND human clinical studies as well as early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such clinical trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. We believe that our product candidates for therapeutic indications will be well tolerated by participants in our clinical trials, but we are not certain that we will be able to dose trial participants at a high enough dose that will demonstrate efficacy without unacceptable safety risk. We believe that our product candidates have limited systemic exposure after oral administration but if the product candidates we use in our clinical trials are absorbed by the body, participants may suffer adverse effects. There is also a concern that the microbiome will re-configure itself, leading to a limited time window of effectiveness and subsequent tolerability of our product candidates or unanticipated short or long-term effects.

Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the healthcare industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier clinical trials. Most product candidates that commence clinical trials are never approved as products for therapeutic indications and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our clinical trials or we may be required to significantly redesign or abandon trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the healthcare industry that initially showed therapeutic promise in early-stage clinical trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Positive results from early preclinical studies, non-IND human clinical studies and clinical trials of our product candidates are not necessarily predictive of the results of later preclinical studies, non-IND human clinical studies and any future clinical trials of our product candidates for therapeutic indications. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and future non-IND human clinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory for and commercialize our product candidates.

Any positive results from our preclinical studies, non-IND human clinical studies and clinical trials of our product candidates may not necessarily be predictive of the results from required later preclinical studies, non-IND human clinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or any future non-IND human clinical studies and clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies, non-IND human clinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies, non-IND human clinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies, non-IND human clinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies, non-IND human clinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.

If we encounter difficulties enrolling patients in our non-IND human clinical studies or clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our non-IND human clinical studies and clinical trials for a variety of reasons. The timely completion of non-IND human clinical studies or clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the non-IND human clinical study or clinical trial until its conclusion. The enrollment of patients depends on many factors, including:

•	the severity of the disease or condition under investigation;

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the size of the study patient population required for analysis of the primary endpoint(s) of the non-IND human clinical study or clinical trial;

•	the proximity of patients to trial sites;

•	the design of the clinical study or trial;

•	our ability to recruit investigators with the appropriate competencies and experience;

•

clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	the efforts to facilitate timely enrollment in clinical studies or trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in non-IND human clinical studies or clinical trials will drop out of the non-IND human clinical studies or clinical trials before completion.

In addition, our clinical studies or trials will compete with other clinical studies or trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our clinical studies or trials may instead opt to enroll in a study or trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical studies or trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for our targeted therapeutic areas, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in any future clinical study or trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical studies or trials, which could prevent completion of these clinical studies or trials and adversely affect our ability to advance the development of our product candidates.

Interim top-line and preliminary data from our non-IND human clinical studies or clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, once we commence conducting non-IND human clinical studies or clinical trials, we may publish interim top-line or preliminary data from our non-IND human clinical studies and clinical trials. Interim data from these non-IND human clinical studies and clinical trials that we may complete are subject to the risk that one or more of the outcomes may materially change as preclinical studies complete, patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of biological waste or hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing our product candidates in non-IND human clinical studies and clinical trials and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during non-IND human clinical studies, clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	inability to bring a product candidate to the market;

•	decreased demand for our products;

•	damage to our reputation;

•	withdrawal of non-IND human clinical study or clinical trial participants and patients and inability to enroll future participants or continue non-IND human clinical studies or clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	diversion of management’s time and our resources;

•	substantial monetary awards to participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate via any regulatory pathway; and

•	decline in our share price.

We maintain clinical trial insurance. We review our clinical trial insurance policy annually and we believe that our coverage is currently adequate to cover any claims that may arise in connection with our non-IND human clinical studies or clinical trials. There is no guarantee that we will be able to obtain additional clinical trial insurance at an acceptable cost in the future, which could prevent or inhibit the ongoing development of our products.

Since we have not yet commenced marketing of any products we do not yet hold product liability insurance for commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. If and when coverage is secured, our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

The market opportunities for our product candidates may be limited and our estimates of the incidence and prevalence of our target patient populations may be inaccurate.

Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive our therapies, if approved, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, input from key opinion leaders, patient foundations or secondary market research databases, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases or regulatory approvals may include limitations for use or contraindications that decrease the addressable patient population. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, we estimate that there are approximately 3,000 patients with UCD in the United States and over 500,000 patients that suffer from some form of HE in the United States, not all of whom have been diagnosed. Even if we obtain significant market share for our product candidates, because certain of the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

We are early in our development efforts and may not be successful in our efforts to use our proprietary product platform to build a pipeline of product candidates and develop marketable products.

We are developing our proprietary product platform to systemically direct functional outputs of the microbiome organ. However, our proprietary product platform has not yet, and may never lead to, FDA approved or commercialized products. We are developing our initial product candidates and additional product candidates that we intend to use in a number of areas of health and disease, including diabetes, obesity, cancer, neurology, autoimmunity and liver and kidney function. We may have problems applying our technologies to these other areas, and our product candidates may not demonstrate a comparable ability in treating disease as our initial product candidates. Even if we are successful in identifying additional product candidates, they may not be suitable for clinical development as a result of our inability to manufacture more complex proprietary compounds, limited efficacy, unacceptable safety profiles or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. The success of our product candidates will depend on several factors, including the following:

•	completion of preclinical studies, non-IND human clinical studies and clinical trials with positive results;

•	receipt of marketing approvals from applicable regulatory authorities, if necessary;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers for, or establishing our own, commercial manufacturing capabilities;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	entering into new collaborations throughout the development process as appropriate, from preclinical studies through to commercialization;

•	acceptance of our products, if and when approved, by patients, consumers, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for our products, if approved;

•	protecting our rights in our intellectual property portfolio;

•	operating without infringing or violating the valid and enforceable patents or other intellectual property of third parties;

•	maintaining a continued acceptable safety profile of the products following approval or commercialization; and

•	maintaining and growing an organization of scientists and business people who can develop and commercialize our products and technology.

If we do not successfully develop and commercialize product candidates based upon our platform approach, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

We face significant competition from other healthcare companies, and our operating results will suffer if we fail to compete effectively.

The healthcare industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or products that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical, nutritional foods companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the healthcare industry may result in even more resources being concentrated amongst our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis microbiome therapies that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

We anticipate competing with the largest healthcare companies in the world, many of which have greater financial and human resources than we currently have. In addition to these fully integrated healthcare companies, we also compete with those companies whose products target the same indications as our product candidates. They include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. Any treatments developed by our competitors could be superior to our product candidates. It is possible that these competitors will succeed in developing technologies that are more effective than our products or that would render our product candidates obsolete or noncompetitive. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other therapies targeted at the microbiome continue to accelerate.

In addition, we have identified several companies that are targeting the microbiome, such as Synlogic, Inc., Seres Therapeutics, Inc. and Evelo Biosciences, Inc.

Even if we obtain regulatory approval to market our product candidates or are successful in identifying alternate regulatory pathways to market for our product candidates, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition.”

Even if a product candidate we develop as a therapeutic receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors, consumers and others in the medical or healthcare community necessary for commercial success.

If any product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, consumers and others in the medical community. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy, safety and potential advantages compared to alternative treatments;

•	the labeled uses or limitations for use, including age limitations or contraindications, for our product candidates compared to alternative treatments

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	public perception of new therapies and non-therapeutic nutritional products, including our MMTs;

•	the strength of marketing and distribution support;

•	the ability to offer our products, if approved, for sale at competitive prices;

•	the ability to obtain sufficient third-party insurance coverage and adequate reimbursement; and

•	the prevalence and severity of any side effects.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of October 15, 2018, we had 113 full-time employees. As our research, development, manufacturing and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, compensating, integrating, maintaining and motivating additional employees;

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managing our internal research and development efforts effectively, including identification of clinical candidates, scaling our manufacturing process and navigating the clinical and FDA review process for our product candidates; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain organizations, advisors and consultants to provide certain services, including many aspects of regulatory affairs, clinical management and manufacturing. There can be no assurance that the services of these organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our current operations are located in Massachusetts, and we or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are located in Massachusetts. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

Our ability to compete in the highly competitive healthcare industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including Michael Bonney, our Executive Chair, Alison Lawton, our Chief Executive Officer and President, Joshua Brumm, our Chief Operating Officer and Chief Financial Officer, John Davies, Ph.D., our Chief Technology Officer, and Michael Bruce, Ph.D., our Senior Vice President, Development Operations. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations in Massachusetts. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, contract manufacturing organizations, or CMOs, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. For our non-IND human clinical studies, we rely on third-party manufacturers for spray drying the MMT substance and filling sachets with the resulting spray-dried powder. For materials to be used in our clinical trials, we plan to rely on an external contract manufacturing organization for the entire manufacturing supply chain. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Our internal computer systems, or those used by our CROs, CMOs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs, CMOs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Regulators globally are also imposing greater monetary fines for privacy violations. For example, in 2016, the European Union adopted a new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR applies to any company that collects and uses personal data in connection with offering goods or services to individuals in the European Union or the monitoring of their behavior. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of worldwide revenue, whichever is higher. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data, such as healthcare data or other sensitive information, could greatly increase the cost of providing our product candidates, if approved, or even prevent us from offering our product candidates, if approved, in certain jurisdictions.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	GDPR and other ex-U.S. protections.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects entities to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Effective upon the completion of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

A variety of risks associated with testing and developing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates for therapeutic and other uses outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

Additionally, we intend to contract with third parties to conduct some of our clinical trials outside the United States, which will subject us to additional risks and regulations. These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We currently have no marketing and sales organization and have no experience in marketing products for therapeutic or other non-drug uses. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products for therapeutic or other uses. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other healthcare companies to recruit, hire, train and retain marketing and sales personnel.

In addition to establishing internal sales, marketing and distribution capabilities, we intend to optimistically pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of products which act on the microbiome, which may be difficult to predict.

The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products and product candidates, such as MMTs. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. Adverse developments in non-IND human clinical studies or clinical trials of MMT products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. Similarly, the EMA governs the development of MMTs as drugs in the European Union and member state regulatory bodies govern the development of MMTs under food regulations and may issue new guidelines concerning the development and marketing authorization for MMT products and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA, that significantly reforms the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal tax rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”). We continue to examine the impact this tax reform legislation may have on our business. However, the effect of the TCJA on our business, whether adverse or favorable, is uncertain and may not become evident for some period of time. We urge investors to consult with their legal and tax advisers regarding the implications of the TCJA on an investment in our common stock.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $38.7 million and $37.6 million, respectively, both of which expire at various dates through 2037. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $1.4 million and $0.6 million respectively, both of which expire at various dates through 2032. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future taxable income or tax liabilities, respectively. In addition, in general, under Sections 382 and 383 of the Code, and corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U. S. federal and state taxable income. As described above under “Risk Factors—Risks Related to Our Business, Technology and Industry,” we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or credits that are subject to limitation by Sections 382 and 383 of the Code. The reduction of the corporate tax rate under the TCJA caused a reduction in the economic benefit of our net operating loss carryforwards and other deferred tax assets available to us. Under the TCJA, NOLs generated after December 31, 2017 will not be subject to expiration; however, any NOLs generated after December 31, 2017 may only offset 80% of our annual taxable income.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

As of September 30, 2018, we had cash and cash equivalents of approximately $92.6 million. While we are not aware of any downgrades, material losses or other significant deterioration in the fair value of our cash equivalents since September 30, 2018, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Risks related to government regulation

We are very early in our development efforts. All of our product candidates will require significant additional preclinical and clinical development before we seek regulatory approval of our therapeutic product candidates or identify alternate regulatory pathways to market for our non-therapeutic products and launch a product commercially. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and we have invested substantially all of our efforts and financial resources in the identification and early clinical development of MMT candidates, including the development of our initial product candidates. To date, we have not elected a product candidate to develop and market as a conventional food or medical food, and may never do so. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from sales of any products, and we may never be able to develop or commercialize a marketable product. The success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical studies, non-IND human clinical studies and, where applicable, clinical trials;

•	clearance of INDs for our planned clinical trials or future clinical trials for therapeutic indications;

•	successful enrollment in, and completion of, non-IND human clinical studies and clinical trials;

•	receipt of regulatory approvals from applicable regulatory authorities for therapeutic product candidates;

•	establishing cGMP-compliant clinical supply and commercial manufacturing operations or making arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	launching commercial sales of our product candidates, if and when approved or allowed for marketing, whether alone or in collaboration with others;

•	acceptance of our therapeutic product candidates, if and when approved, by patients, the medical community and third-party payors or any non-therapeutic product by consumers;

•	effectively competing with other therapies;

•	obtaining and maintaining third-party insurance coverage and adequate reimbursement;

•	enforcing and defending intellectual property rights and claims;

•	the marketing of our products; and

•	maintaining a continued acceptable safety profile of the product candidates following approval or commercialization.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals or identify alternate regulatory pathways to market for our product candidates, we may not be able to continue our operations.

Regulatory requirements for development of our MMT candidates as drugs and non-drugs are uncertain and evolving. Changes in these laws, including our ability to conduct non-IND human clinical studies, or the current interpretation or application of these laws would have a significant adverse impact on our ability to develop and commercialize our products.

In the United States, under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act, any substance that is reasonably expected to become a component of food is considered to be a food additive, and therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use. We have determined that our initial product candidates are safe for non-IND human clinical studies, based on initial safety assessments conducted by third-party qualified experts and because they are related to a class of compounds that is Generally Recognized as Safe, or GRAS, based on their history of safe human exposure, when utilized for particular uses as food substances. As a result, we believe we may use our product candidates to conduct non-IND human clinical studies in order to evaluate safety, tolerability and biomarkers for non-drug applications in advance of deciding whether or not to file an IND.

The FDA may determine that our MMT candidates are not governed by food regulations and therefore may classify any product candidates as being ineligible for use in non-IND human clinical studies without an IND.

The FDA may determine that our product candidates cannot be marketed as conventional foods or medical foods. The FDA may not agree the products meet the medical food definition or the agency may take the position that we failed to satisfy the premarket authorization requirements for GRAS ingredients or new dietary ingredients. Moreover, if we choose to study a product under an IND before the product candidate has been marketed as a food, the first to market provisions of Section 301(ll) could prevent us from marketing the product as a food if we are unable to secure FDA approval as a new drug. Any delay in the regulatory consultation process, or a determination that any of our drug or food product candidates do not meet the regulatory requirements of the FDA, including any applicable GRAS requirements, could cause a delay in the commercialization of our product candidates, which may lead to reduced acceptance by the public or others.

The FDA may determine that the only pathway for conducting non-IND human clinical studies is under an IND. Any such determination could prevent our reliance on existing regulatory frameworks to conduct non-IND human clinical studies for other product candidates and could significantly increase the cost of and delay the commercialization of our product candidates for therapeutic applications. If the FDA were to disagree with our determination that we may conduct non-IND human clinical studies in advance of filing an IND, they could ask us to halt any clinical trials we have commenced. Should we choose to commercialize our food products, whether as conventional foods or medical foods, and if the FDA determines our product candidates fall outside the food regulations, the agency could ask us to withdraw any products we have commercialized as foods or non-drug products from the market. In addition, if new safety issues are raised by non-IND human clinical studies in advance of deciding whether to file an IND that suggest safety concerns for all of our product candidates, then FDA could ask us to modify approved labeling for or withdraw from the market any previously approved products for therapeutic uses or products being commercialized for other non-drug uses. A decision by the FDA that we cannot conduct non-IND human clinical studies in advance of filing an IND would significantly impact our current business model and we may incur significant expense and operational difficulties.

Changes in the legal and regulatory environment could limit our future business activities, increase our operating or regulatory costs, reduce demand for our product candidates or result in litigation.

The conduct of our business, including the development, testing, production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, and possible regulatory classification and approval (where necessary) use of many of our product candidates, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products candidates and components thereof (such as packaging) may be manufactured or sold.

These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in:

•	food and drug laws (including FDA regulations);

•	laws related to product candidate labeling;

•	advertising and marketing laws and practices;

•	laws and programs restricting the sale and advertising of certain of product candidates;

•	laws and programs aimed at regulating, restricting or eliminating ingredients present in certain of our product candidates;

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increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the actual or possible effects or side effects of ingredients in, or attributes of, certain of our product candidates; and

•	state and federal consumer protection and disclosure laws.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

We may rely on academic and private non-academic institutions to conduct investigator-sponsored non-IND human clinical studies or trials of our product candidates. Any failure by the investigator-sponsor to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval or commercialize for other product candidates.

We may rely on academic and private non-academic institutions to conduct and sponsor clinical studies or trials relating to our product candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored studies or trials as providing adequate support for future clinical trials, whether controlled by us or independent investigators, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information rights with respect to the investigator-sponsored studies or trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored studies or trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored studies or trials. If we are unable to confirm or replicate the results from the investigator-sponsored studies or trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored studies or trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored studies or trials or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored studies or trials. If so, the FDA or other non-U.S. regulatory authorities may require us to obtain and submit additional preclinical, manufacturing or clinical data before we may initiate our planned clinical trials and/or may not accept such additional data as adequate to initiate our planned clinical trials. In addition, it could limit or prevent our ability to commercialize product candidates for non-therapeutic uses.

Obtaining and maintaining regulatory approval of our product candidates for therapeutic indications or the ability to commercialize our product candidates through an alternate regulatory pathway in one jurisdiction does not mean that we will be successful in obtaining regulatory approval or identifying a similar alternate regulatory pathway for our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval for therapeutic indications or identifying an alternate regulatory pathway for our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval or identify a similar alternate regulatory pathway in any other jurisdiction, while a failure or delay in obtaining regulatory approval or an alternate regulatory in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate for therapeutic indications, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies, non-IND human clinical studies and clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Preclinical and clinical development is uncertain. Our preclinical programs, non-IND human clinical studies and clinical trials may experience delays or may never advance to the next stage of development, which would adversely affect our ability to obtain regulatory approvals or identify alternate regulatory pathways to commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

Our product candidates are in preclinical stages, and their risk of failure is high. To proceed with our development plans and ultimately commercialization, we may be required to conduct preclinical, non-IND human clinical studies or clinical trials. For therapeutic applications, the FDA may require additional extensive preclinical studies. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs, including the design, dose level, and dose regimen, or if the outcome of our preclinical testing and studies will ultimately support the further development of our clinical programs for therapeutic indications. As a result, we cannot be sure that we will be able to submit INDs or similar applications on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates for therapeutic indications, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization for therapeutic indications, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates for therapeutic indications, we must obtain marketing approval. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. We, as a company, have no experience in filing and supporting the applications necessary to gain regulatory approvals for therapeutic indications and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy.

Securing regulatory approval for therapeutic indications also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals for therapeutic indications, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted IND, NDA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

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the FDA or comparable foreign regulatory authorities may disagree with the design, including study population, dose level, dose regimen, and bioanalytical assay methods, or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies, non-IND human clinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval for therapeutic indications may be significantly impacted.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval for therapeutic indications. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited therapeutic indications than we request, may include limitations for use or contraindications that limit the suitable patient population, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us to interrupt, delay or halt preclinical studies or non-IND human clinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical studies or trials and could result in a more restrictive clinical label or the delay or denial of regulatory approval by the FDA or other regulatory authorities for our product candidates for therapeutic indications. Results of our clinical studies or trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our clinical studies or trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Additionally, our regulators could require significant modifications or amendments to ongoing clinical studies or trials that limit the available study population or lead to withdrawal of participation by already enrolled subjects. Any treatment-related side effects could affect patient recruitment or the ability of enrolled patients to complete the study or trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, clinical studies or trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive marketing approval for therapeutic indications and we or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;

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regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we may decide to remove such product candidates from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

•	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

Breakthrough Therapy Designation, Fast Track Designation or Rare Pediatric Disease Designation by the FDA, even if granted for any of our product candidates developed for therapeutic indications, may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek Fast Track Designation for some of our product candidates for therapeutic indications. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation; we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

We may seek Rare Pediatric Disease Designation and conditional designation of our marketing application as a “rare pediatric disease product application” for some of our product candidates for therapeutic indications, which, if granted, could qualify us to receive a Rare Pediatric Priority Review Voucher. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation; we cannot assure you that the FDA would decide to grant it and determination whether to issue such a voucher is made by FDA only at the time of its review and approval of a marketing application. According to the FDA website, a Rare Pediatric Priority Review Voucher can be redeemed to receive a priority review of a subsequent marketing application for a different product.

We may seek priority review designation for one or more of our other product candidates for therapeutic indications, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We may fail to obtain and maintain orphan drug designations from the FDA or the EMA for our current and future therapeutic product candidates, as applicable.

Our strategy includes filing for orphan drug designation where available for our product candidates for therapeutic indications. In the United States, under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan-designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek orphan drug designation for our product candidates, we may never receive such designations.

In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the European Union, orphan drug designation entitles a party to financial incentives such as reductions of fees or fee waivers. In addition, ten years of market exclusivity is granted following drug product approval, meaning that another application for marketing authorization of a later similar medicinal product for the same indication will generally not be approved in the European Union. This period may be reduced to six years if the orphan designation criteria are no longer met, including where it is shown that the product is not sufficiently profitable to justify maintenance of market exclusivity.

Even if we receive regulatory approval of any product candidates for therapeutic indications, we will be subject to ongoing regulatory compliance obligations and continued regulatory review, which may result in significant additional expense. Additionally, any of our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved for therapeutic indications, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, distribution, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug. Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning or untitled enforcement letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label or other regulatory marketing pathway. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current administration may impact our business and industry. Namely, the current administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, including any executive orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance requirements, can also result in significant financial penalties.

Healthcare insurance coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably.

The success of our product candidates, if approved for therapeutic indications, depends on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of the diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates may have a higher cost of goods than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that the Centers for Medicare & Medicaid Services, the agency responsible for administering the Medicare program, or CMS, reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Healthcare insurance often does not cover foods or medical foods administered outside of the hospital setting. This may impact our products if we decide to commercialize them as medical food, which is required to be administered under medical supervision.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the current administration to repeal or replace certain aspects of the ACA.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our therapeutic products in the European member states.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of pharmaceutical products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive, and as of May 2018 the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our proprietary product platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates, proprietary product platform and other technologies we may develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad relating to our product candidates and proprietary product platform, as well as other technologies that are important to our business. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage. We have filed or intend to file patent applications on these aspects of our technology and our product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications.

Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain, however, that the claims in our pending patent applications covering the composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions of matter relating to our product candidates and proprietary product platform, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our product candidates and proprietary product platform could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If any of our owned patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned patents. With respect to our patent portfolio, as of October 15, 2018, our patent portfolio consisted of seven issued U.S. patents, two issued European patents, ten issued patents in other jurisdictions, including Australia, Canada, China, Colombia, Indonesia, Mexico, New Zealand and South Africa, three pending PCT applications, 110 pending non-provisional applications (U.S., EP, and other jurisdictions), and 16 pending U.S. provisional applications, which include claims directed to compositions, methods of use, and manufacturing processes. With respect to owned intellectual property, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our owned or pending patent applications, or that we were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of healthcare companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our owned pending and future patent applications may not result in patents being issued which protect our product candidates, proprietary product platform technology, or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our products and the methods used to manufacture those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology. Our issued patent and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether our product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and patents that we own may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party preissuance submission of prior art to the USPTO or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned patent rights, allow third parties to commercialize our product candidates, proprietary product platform technologies or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our owned patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates, proprietary product platform and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may in the future co-own patent rights relating to future product candidates and our proprietary product platform with third parties. We may need the cooperation of any such co-owners of our patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our rights to develop and commercialize our product candidates and proprietary product platform may be subject, in part, to the terms and conditions of future licenses granted to us by others.

We may rely upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates and proprietary product platform. Patent rights that we in-license in the future may be subject to a reservation of rights by one or more third parties. As a result, any such third parties may have certain rights to such intellectual property.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution and maintenance, and we may not have the right to control the enforcement, and defense of patents and patent applications covering the technology that we license from third parties. We cannot be certain that our in-licensed patent applications (and any patents issuing therefrom) that are controlled by our licensors will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents rights, or lose rights to those patent applications (or any patents issuing therefrom), the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates and proprietary product platform technologies that are subject of such licensed rights could be adversely affected, and we may not be able to prevent competitors from making, using and selling competing products. Moreover, we cannot be certain that such activities by our potential future licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. In addition, even where we may have the right to control patent prosecution of patents and patent applications that we may license to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our potential future licensees, licensors and their counsel that took place prior to the date of assumption of control over patent prosecution.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our product candidates, proprietary product platform technologies and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our product candidates, proprietary product platform or other technologies.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned patent applications and the enforcement or defense of our owned issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our product candidates, and any patents that may issue covering our proprietary product platform technologies and other technologies, could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or any of our third-party licensees, such as Midori Animal Health, which holds an exclusive license to certain of our patents in the field of non-human animal health, initiated legal proceedings against a third party to enforce a patent covering our product candidates, proprietary product platform technologies or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our owned patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates, proprietary product platform technologies, or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates, proprietary product platform or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

If we do not obtain patent term extension and/or data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our owned patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates, proprietary product platform or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our owned patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates, proprietary product platform and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates, proprietary product platform and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We currently, and may continue in the future continue to, rely on third parties to assist us in developing and manufacturing our product candidates. Accordingly, we must, at times, share know-how and trade secrets, including those related to our proprietary product platform, with them. We may in the future also enter into research and development collaborations with third parties that may require us to share know-how and trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our know-how, trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements, and including in our vendor and service agreements terms protecting our confidential information, know-how and trade secrets, with parties who have access to such information, such as our employees, scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and we remind former employees when they leave their employment of their confidentiality obligations. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Despite our efforts, any of the aforementioned parties may breach the agreements and disclose our proprietary information, including our trade secrets, or there may be a lapses or failures in our physical and electronic security systems which lead to our proprietary information being disclosed, and we may not be able to obtain adequate remedies in the event of any such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of our scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We rely on our proprietary product platform to identify microbiome therapies. Our competitive position could be materially harmed if our competitors develop a similar platform and develop rival product candidates.

We rely on know-how, inventions and other proprietary information, to strengthen our competitive position. We consider know-how to be our primary intellectual property with respect to our proprietary product platform. Our clinical trials allow us to collect clinical data, which we use as a feedback loop to make improvements to our proprietary product platform. In particular, we anticipate that, with respect to this proprietary product platform, this data may over time be disseminated within the industry through independent development, the publication of journal articles describing the method, and the movement of skilled personnel.

We cannot rule out that our competitors may have or obtain the knowledge necessary to analyze and characterize similar data to our known data for the purpose of identifying and developing products that could compete with any of our product candidates. Our competitors may also have significantly greater financial, product development, technical, and human resources and access to date. Further, our competitors may have significantly greater experience in using translational science methods to identify and develop product candidates.

We may not be able to prohibit our competitors from using technology or methods that are the same as or similar to our proprietary product platform to develop their own product candidates. If our competitors develop associated therapies, our ability to develop and market a promising product or product candidate may diminish substantially, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to our product candidates, proprietary product platform technologies or other technologies.

We currently have rights to certain intellectual property, through licenses from third parties, to develop our product candidates and proprietary product platform technologies. Some healthcare companies and academic institutions are competing with us in the field of microbiome therapies and may have patents and have filed and are likely filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third party intellectual property holders. We may also require licenses from third parties for certain technologies that we may evaluating for use with our current or future product candidates. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our current or future product candidates and our proprietary product platform at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

In the event that we try to obtain rights to required third party intellectual property rights, and are ultimately unsuccessful, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates or continue to utilize our existing proprietary product platform technology, which could harm our business, financial condition, results of operations, and prospects significantly.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other healthcare companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us or our collaborators may prevent or delay the development and commercialization of our product candidates, proprietary product platform and other technologies.

The field of developing therapeutics that target the microbiome is competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to our owned, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our and our collaborators’ ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to glycan technologies and in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates, proprietary product platform technologies and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates, proprietary product platform technologies and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, proprietary product platform and other technologies might assert are infringed by our current or future product candidates, proprietary product platform or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates, proprietary product platform or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates, proprietary product platform or other technologies, could be found to be infringed by our product candidates, proprietary product platform or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates, proprietary product platform or other technologies may infringe. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our proprietary product platform technologies, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our product candidates, proprietary product platform or other technologies infringes upon these patents. In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our product candidates, proprietary product platform or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our product candidates, proprietary product platform, or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing product candidates, proprietary product platform, or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates, proprietary product platform, or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents, or we may be required to defend against claims of infringement. In addition, our patents also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable, the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §27I)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our owned patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned patents at risk of being invalidated or interpreted narrowly. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we may own;

•

we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own now or in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned intellectual property rights;

•	it is possible that our current or future pending owned patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks related to our reliance on third parties

We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

We will depend upon third parties, including independent investigators, to conduct our clinical trials under agreements with universities, medicinal institutions, CROs, strategic partners and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

We will rely heavily on third parties over the course of our clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials for therapeutic indications must be conducted with drug product produced under cGMP requirements and may require a large number of patients.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval or commercialization process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We expect to rely on third parties to manufacture our clinical supply of product candidates, and we intend to rely on third parties to produce and process our products, if approved.

We currently rely on outside vendors to supply raw materials and other important components, such as the heterogenous catalyst and chromatographic resins used to purify crude MMT candidates. We have not yet caused any product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates. We will make changes as we work to optimize the manufacturing process for our product candidates, and we cannot be sure that even minor changes in the process will result in therapies that are safe and effective.

The facilities used to manufacture our product candidates must be approved by the FDA or other foreign regulatory agencies pursuant to inspections that will be conducted after we submit a marketing application to the FDA or other foreign regulatory agencies. Additionally, any facilities used for the manufacture of product candidates commercialized for non-therapeutic uses will be subject to inspection by the FDA and foreign regulatory authorities. We do not currently control all aspects of the manufacturing process of, and are currently largely dependent on, our contract manufacturing partners for compliance with regulatory requirements, known as cGMP requirements, for manufacture of our product candidates. If and when our manufacturing facility becomes operational, we will be responsible for compliance with cGMP requirements. If we or our contract manufacturers cannot successfully manufacture in conformance with our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we and they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities with respect to the manufacture of our product candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

For more information, see “Risk Factors—Risks Related to Manufacturing and Supply” below.

If our sole contract manufacturing organization for materials to be used in our clinical trials fails to supply us with the necessary materials, we may be unable to complete our clinical trials on a timely basis, if at all.

In 2018, we entered into a services agreement with a subsidiary of Thermo Fisher Scientific, or Thermo Fisher, to handle the manufacturing supply chain from drug substance synthesis through labeling and packaging for our planned clinical trials. If Thermo Fisher is unable or unwilling to provide us with sufficient quantities of applicable MMT candidates to meet our demands or fails to meet our standards of quality or other specification or to achieve drug cGMP compliance, we may not be able to locate any alternative suppliers or enter into commercially reasonable agreements with substitute suppliers in a timely manner or at all.

Third-party relationships are important to our business. If we are unable to maintain our collaborations, enter into new relationships or if these relationships are not successful, our business could be adversely affected.

We have limited capabilities for product development and do not yet have any capability for sales, marketing or distribution. Accordingly, we enter into relationships with other companies to provide us with important technologies, and we may receive additional technologies and funding under these and other collaborations in the future. Relationships we enter into, may pose a number of risks, including the following:

•	third parties have, and future third-party collaborators may have, significant discretion in determining the efforts and resources that they will apply;

•	current and future third parties may not perform their obligations as expected;

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current and future third parties may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the third parties’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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third parties may delay non-IND human clinical studies or clinical trials, provide insufficient funding for a non-IND human clinical study or clinical trial program, stop a non-IND human clinical study or clinical trial or abandon a product candidate, repeat or conduct non-IND human clinical studies or new clinical trials or require a new formulation of a product candidate for clinical testing;

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current and future third parties could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the third parties believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates discovered in collaboration with us may be viewed by our current or future third parties as competitive with their own product candidates or products, which may cause such third parties to cease to devote resources to the commercialization of our product candidates;

•	current and future third parties may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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current and future third parties with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with current or future third parties, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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current and future third parties may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	current and future third parties may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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if a current or future third parties of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

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current and future relationships may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our relationships do not result in the successful discovery, development and commercialization of products or if one of our third parties terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology and product candidates could be delayed and we may need additional resources to develop product candidates and our technology. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

Additionally, if any of our current or future third parties terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

Relationships are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable third parties on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into relationships or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected.

Risks related to manufacturing and supply

Our MMT product candidates rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

Our product candidates require certain specialty raw materials, some of which we obtain from small companies with limited resources and experience to support a commercial product. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We do not currently have contracts in place with all of the suppliers that we may need at any point in time, and if needed, may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

Our product candidates require specialized manufacturing capabilities. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce our product candidates is complex and novel and it has not yet been validated for clinical and commercial production. As a result of these complexities, the cost to manufacture our product candidates is higher than traditional small molecule chemical compounds and the manufacturing process is less reliable and is more difficult to reproduce. Furthermore, our cGMP manufacturing process development and scale-up is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

Our manufacturing process may be susceptible to manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination. Further, as product candidates are developed through preclinical to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Although we continue to optimize our manufacturing process for our MMT product candidates, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency, and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our production system from our contract manufacturer to any manufacturing facilities we establish ourselves, or our contract manufacturer may not have the necessary capabilities to complete the implementation and development process. If we are unable to adequately validate or scale-up the manufacturing process for our product candidates with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

The manufacturing process for any products that we may develop for therapeutic indications is subject to the FDA and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates for therapeutic indications, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

We may depend on third parties for clinical and commercial supplies, including, in some instances, a single supplier.

We may depend on third-party suppliers for clinical and commercial supplies, including the active ingredients which are used in our product candidates. These supplies may not always be available to us at the standards we require or on terms acceptable to us, or at all, and we may not be able to locate alternative suppliers in a timely manner, or at all. If we are unable to obtain necessary clinical or commercial supplies, our manufacturing operations and clinical trials and the clinical trials of our collaborators may be delayed or disrupted and our business and prospects may be materially and adversely affected as a result.

We may rely on a sole supplier for certain of our supplies. If this sole suppliers is unable to supply to us in the quantities we require, or at all, or otherwise defaults on its supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all.

We have limited experience manufacturing our drug product candidates for purposes of clinical trials for therapeutic indications or for non-therapeutic clinical studies or trials or the marketing of our products as non-drug products and at commercial scale, and if we decide to establish our own manufacturing facility for our drug product candidates, we cannot assure you that we can manufacture our drug product candidates in compliance with regulations at a cost or in quantities necessary to make them commercially viable.

We may establish a manufacturing facility for our product candidates for production as investigational new drugs for purposes of clinical trials for therapeutic indications or for the production of non-drug product candidates at a commercial scale. We have limited experience in cGMP compliant manufacturing of our drug product candidates for purposes of clinical trials in therapeutic indications or at a commercial scale. We similarly have limited experience in complying with the manufacturing requirements for non-drug applications for our products at a commercial scale. In the future, we may develop our manufacturing capacity in part by expanding our current facility or building additional facilities. This activity will require substantial additional funds and we would need to hire and train a significant number of qualified employees to staff these facilities. We may not be able to develop cGMP-compliant manufacturing facilities that are adequate to produce materials for additional later-stage clinical trials or commercial use.

The equipment and facilities employed in the manufacture of pharmaceuticals and foods (including medical foods) are subject to stringent qualification requirements by regulatory agencies, including validation of facility, equipment, systems, processes and analytics. We may be subject to lengthy delays and expense in conducting validation studies, if we can meet the requirements at all.

Risks related to our common stock and this offering

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•

the commencement, enrollment or results of our ongoing and planned non-IND human clinical studies and clinical trials of our product candidates or any future non-IND human clinical studies or clinical trials we may conduct, or changes in the development status of our product candidates;

•

any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;

•

adverse results from or delays in non-IND human clinical studies or clinical trials of our product candidates, including as a result of clinical holds, safety events, enrollment difficulties, or study protocol amendments;

•

our decision to initiate a non-IND human clinical study or clinical trial, not to initiate a non-IND human clinical study or clinical trial or to terminate an existing non-IND human clinical study or clinical trial;

•

adverse regulatory decisions, including failure to receive regulatory approval of our product candidates for therapeutic indications or to proceed on alternate regulatory pathways to market for our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals or marketing of dietary non-drug products or food products;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services by our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial target markets;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or microbiome therapies in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	adoption of new accounting standards;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for healthcare companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends is currently restricted by the terms of our credit facility with Pacific Western Bank, and future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited in the foreseeable future to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Immediately following the completion of this offering, our executive officers, directors and their affiliates and 5% stockholders will beneficially hold, in the aggregate, approximately         % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that stockholders may feel are otherwise in their best interests.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $        per share, based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company,

we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. This may make comparison of our financial statements with the financial statements of another public company that is not an emerging growth company, or an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of                 , 2018, upon the closing of this offering we will have outstanding a total of                  shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of                 , 2018, up to an additional                  shares of common stock will be eligible for sale in the public market. Approximately     % of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2018 Stock Option and Incentive Plan will automatically increase on January 1, 2019 and each January 1 thereafter by     % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by our compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, the holders of      shares of our common stock as of                 , 2018 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash, cash equivalents and the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash, cash equivalents and the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees, directors and non-employee consultants based on the fair value of the award on either the grant date or service completion date, and we recognize the cost as an expense over the recipient’s service period. Because the variables that we use as a basis for valuing stock-based awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

•	the timing and cost of, and level of investment in, research and development activities relating to our current and any future product candidates, which will change from time to time;

•	our ability to enroll patients in non-IND human clinical studies or clinical trials and the timing of enrollment;

•

the cost of manufacturing our current and any future product candidates, which may vary depending on FDA guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we may incur to acquire or develop additional product candidates and technologies;

•	the timing and outcomes of clinical trials for our current product candidates and any other future product candidates or competing product candidates;

•

competition from existing and potential future products that compete with our current product candidates and any other future product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	any delays in regulatory review or approval or commercialization of our current product candidates or any other future product candidates;

•	the level of demand for our current product candidates and any other future product candidates, if approved, which may fluctuate significantly and be difficult to predict;

•

the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future products that compete with our current product candidates and any other future product candidates;

•	our ability to commercialize our current product candidates and any other future product candidates inside and outside of the United States, either independently or working with third parties;

•	our ability to adequately support future growth;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	future accounting pronouncements or changes in our accounting policies; and

•	the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated by-laws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•	a requirement that special meetings of stockholders be called only by the chair of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any by-laws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2019. When we lose our status as an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to implement additional financial and management controls, reporting systems and procedures and may need to hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

•

our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

Our current debt financing agreements contain and our future debt financing agreements may contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. Typically, these covenants would restrict our business activities, including restrictions on:

•	creating liens;

•	engaging in mergers, consolidations and sales of assets;

•	incurring additional indebtedness;

•	providing guarantees;

•	engaging in different businesses;

•	making investments;

•	making certain dividend, debt and other restricted payments;

•	engaging in certain transactions with affiliates; and

•	entering into certain contractual obligations.

Our ability to comply with these expected covenants may depend on factors outside our control. We cannot assure you that we will be able to satisfy these covenants. If we fail to satisfy the covenants established in these facilities or an event of default occurs under the applicable debt agreement, the maturity of the debt instruments could be accelerated or we could be prohibited from future borrowing. If our obligations under the debt instruments are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing through equity or debt financings. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot obtain such financing, we would need to curtail our planned operations.

Our amended and restated by-laws will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated by-laws, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated by-laws will further provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. The forum selection clauses in our amended and restated by-laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

the success, cost and timing of our product development activities, preclinical studies, non-IND human clinical studies and clinical trials, including statements regarding the timing of initiation and completion of preclinical studies, non-IND human clinical studies or clinical trials and related preparatory work, and the timing of the availability of the results of these preclinical studies, human non-IND human clinical studies and clinical trials;

•	our ability to obtain funding for our operations, including funding necessary to complete further development of our initial product candidates, and if successful, commercialization;

•	the potential for our identified research priorities to advance our proprietary product platform, development programs or product candidates;

•

our ability to obtain and maintain regulatory approval or find alternate regulatory commercialization pathways from the U.S. Food and Drug Administration, European Medicines Agency and other regulatory authorities for our product candidates, and any related restrictions, limitations or warnings in the label of an approved product candidate;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and the direction of such protection;

•	our ability and the potential to successfully manufacture our product candidates for preclinical studies, non-IND human clinical studies and clinical trials and for commercial use, if approved;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets, either alone or in combination with others;

•	the rate and degree of market acceptance of our product candidates, if approved;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the success of competing products or therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

•	our use of the proceeds from this offering.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We currently expect to use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	approximately to advance our programs in hyperammonemia through Phase 2 clinical trials including related CMC and clinical trial material requirements;

•

approximately              to advance our pipeline outside of hyperammonemia, related product development, third-party costs and manufacturing for associated preclinical study, non-IND human clinical study and clinical trial materials;

•	approximately to advance our proprietary product platform and discovery efforts; and

•	the remainder, if any, for working capital and other general corporate purposes.

Based on our current plans, we believe our existing cash, cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through                .

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Due to uncertainties inherent in the development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of non-IND human clinical studies and clinical trials and the timing of regulatory submissions. Accordingly, we will have broad discretion in using these proceeds.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our ability to pay cash dividends is currently restricted by the terms of our credit facility with Pacific Western Bank, and future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 37,034,802 shares of common stock upon the closing of this offering, (ii) all outstanding warrants to purchase shares of convertible preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of September 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$92,550	$92,550	$

Long term debt — net of unamortized debt discount	$14,815	$14,815

Warrant liability	700	—

Redeemable convertible preferred stock (A, A-1, B and C), $0.001 par value; 37,171,832 shares authorized, 37,034,802 shares issued and outstanding actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	153,224	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—

Common stock, $0.001 par value; 62,000,000 shares authorized, 12,209,719 shares issued and 11,031,448 shares outstanding, actual; shares authorized, 49,244,521 shares issued and 48,066,250 shares outstanding, pro forma; shares authorized, shares issued and shares outstanding, pro forma as adjusted	11	48
Additional paid-in capital	6,965	160,852
Accumulated deficit	(84,998)	(84,998)

Total stockholders’ equity (deficit)	(78,022)	75,902

Total capitalization	$90,717	$90,717	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in

capital, total stockholders’ equity and total capitalization by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•

11,908,710 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2018, at a weighted average exercise price of $3.11 per share (which does not include options to purchase 110,000 shares of common stock, at an exercise price of $7.60 per share, that were granted subsequent to September 30, 2018);

•

137,030 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2018 to purchase shares of convertible preferred stock that will become warrants to purchase shares of common stock, at a weighted average exercise price of $1.92 per share, in connection with this offering;

•	232,168 shares of common stock available for future issuance as of September 30, 2018 under our 2015 Plan, which ceased to be available for issuance at the time that our 2018 Plan, became effective;

•	shares of common stock that will become available for future issuance under our 2018 Plan in connection with the effectiveness of the registration statement of which this prospectus is a part; and

•

            shares of common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan in connection with the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of September 30, 2018 was $(79.5) million, or $(7.20) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying values of our preferred, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 11,031,448 shares of our common stock outstanding as September 30, 2018.

Our pro forma net tangible book value as of September 30, 2018 was $74.4 million, or $1.55 per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 37,034,802 shares of common stock upon the closing of this offering and (ii) all outstanding warrants to purchase shares of convertible preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2018, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of              shares of our common stock in this offering at the initial public offering price of $        per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution of $        in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2018	$(7.20)
Increase per share attributable to the pro forma adjustments described above	8.75

Pro forma net tangible book value per share as of September 30, 2018	1.55
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $        , representing an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $        to new investors purchasing common stock in this offering, based on the initial public offering price of $        per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2018, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	Per Share
Existing shareholders		%	$	%	$
New investors					$

Total		100.0%	$	100.0%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above are based on the number of shares of our common stock outstanding as of September 30, 2018, and exclude:

•

11,908,710 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2018, at a weighted average exercise price of $3.11 per share (which does not include options to purchase 110,000 shares of common stock, at an exercise price of $7.60 per share, that were granted subsequent to September 30, 2018);

•

137,030 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2018 to purchase shares of convertible preferred stock that will become warrants to purchase shares of common stock, at a weighted average exercise price of $1.92 per share, in connection with this offering;

•	232,168 shares of common stock available for future issuance as of September 30, 2018 under our 2015 Plan, which ceased to be available for issuance at the time that our 2018 Plan, became effective;

•	shares of common stock that will become available for future issuance under our 2018 Plan in connection with the effectiveness of the registration statement of which this prospectus is a part; and

•

            shares of common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan in connection with the effectiveness of the registration statement of which this prospectus is a part.

To the extent that outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2017 and 2016 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and the consolidated balance sheet data as of September 30, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018 or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$7,863	$20,992	$13,513	$26,854
General and administrative	1,573	6,038	3,578	13,024

Total operating expenses	9,436	27,030	17,091	39,878

Loss from operations	(9,436)	(27,030)	(17,091)	(39,878)

Other income (expense):
Interest income	—	32	—	716
Interest expense	(141)	(435)	(196)	(745)
Change in fair value of warrant liability	(106)	(109)	(110)	(405)
Other expense	(2)	(17)	(10)	(202)

Total other expense, net	(249)	(529)	(316)	(636)

Net loss	$(9,685)	$(27,559)	$(17,407)	$(40,514)

Net loss per shares — basic and diluted(1)	$(1.29)	$(3.08)	$(1.97)	$(4.11)

Weighted average number of common shares used in computing net loss per share — basic and diluted(1)	7,504,021	8,939,232	8,856,149	9,862,365

Pro forma net loss per share — basic and diluted(1)		$(0.82)		$(0.92)

Pro forma weighted average number of common shares used in computing pro forma net loss per share — basic and diluted(1)		33,399,397		43,667,240

(1)

See Note 14 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share and the calculation of basic and diluted pro forma net loss per share.

	As of December 31,		As of September 30, 2018
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,728	$28,456	$92,550
Working capital(1)	3,153	24,697	85,177
Total assets	4,990	30,747	100,203
Long term debt—net of unamortized debt discount	4,951	14,810	14,815
Warrant liability	43	295	700
Redeemable convertible preferred stock	15,655	52,494	153,224

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage healthcare company with a differentiated, chemistry-driven approach focused on leveraging the potential of the microbiome organ to treat disease and improve human health. We have built a human-centric proprietary product platform for discovery and development that we believe will enable the rapid advancement of a broad portfolio of novel product candidates into non-IND human clinical studies under regulations supporting research with food. Our product candidates are Microbiome Metabolic Therapies, or MMTs, which are designed to modulate the metabolic output and profile of the microbiome by driving the function and distribution of the organ’s existing microbes. We have an industrialized approach to the discovery and development of MMTs, and our initial MMTs are targeted glycans. Each targeted glycan is an ensemble of complex carbohydrates that is intended to modulate microbial metabolism to drive a specific biological response. We believe our MMTs have the potential to be novel treatments across a variety of diseases and conditions.

The human microbiome is generally a community of more than 30 trillion microbes, single-cell organisms that include bacteria, viruses, archaea and fungi, which reside on and inside the human body. By evolving together over thousands of years, microbes and humans have developed an intricate and mutually beneficial relationship. Given the profound impact that microbes have on human health, this highly complex microbial ecosystem has been referred to as a “newly discovered organ.” The microbiome organ remains a largely untapped frontier in healthcare, and we believe that we are uniquely positioned to succeed in translating its promise into solutions for human health.

We were incorporated and commenced operations in 2015. Since our incorporation, we have devoted substantially all of our resources to building our proprietary product platform, developing our pipeline of MMT candidates, building our intellectual property portfolio and process development and manufacturing function, business planning, raising capital and providing general and administrative support for these operations. To date, we have principally raised capital through the private placement of convertible preferred stock and borrowings of long-term debt. Through September 30, 2018, we had received net proceeds of $148.1 million from sales of our convertible preferred stock and $15.0 million from borrowings under a loan and security agreement.

We have incurred significant net losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates. Our net losses were $27.6 million and $9.7 million for the years ended December 31, 2017 and 2016, respectively, and $40.5 million for the nine months ended September 30, 2018. As of September 30, 2018, we had an accumulated deficit of $85.0 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

•	conduct preclinical studies, non-IND human clinical studies and clinical trials for our product candidates;

•	advance the development of our product candidate pipeline;

•	continue to discover and develop additional product candidates;

•	continue to build out our proprietary product platform and to increase its throughput for the discovery and nomination of product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific and commercial personnel;

•

expand manufacturing capabilities, including in-house and third-party commercial manufacturing, through the purchase, renovation, customization and operation of a manufacturing facility and securing supply chain capacity sufficient to provide non-IND human clinical study and clinical trial materials and commercial quantities of any product candidates which we may commercialize;

•	seek regulatory approvals for any product candidates for therapeutic indications that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval or identify alternate commercial pathways; and

•

add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public reporting company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for or identify alternate non-drug pathways for our product candidates. If we obtain regulatory approval for or otherwise commercialize any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity or debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, reduce or eliminate the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of September 30, 2018, our cash and cash equivalents totaled approximately $92.6 million. We expect that our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses, capital expenditure requirements and debt obligations into            . See “—Liquidity and capital resources.”

Components of our results of operations

Revenue

We have not generated any revenue since our inception and do not expect to generate any revenue from the sale of products in the near future, if at all. If our development efforts for our current product candidates or additional product candidates that we may develop in the future are successful and can be commercialized or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates. These expenses include:

•	development and operation of our proprietary product platform;

•	employee-related expenses, including salaries, related benefits and stock-based compensation expense, for employees engaged in research and development functions;

•

expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with third parties, such as consultants and contract research organizations, or CROs;

•

the cost of laboratory supplies and acquiring, developing and manufacturing products for use in our preclinical studies, non-IND human clinical studies and clinical trials, including under agreements with third parties, such as consultants and contract manufacturing organizations, or CMOs;

•	facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance; and

•	costs related to compliance with regulatory requirements.

We expense research and development costs as incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct external research and development expenses are tracked on a program-by-program basis and consist of costs that include fees, reimbursed materials and other costs paid to consultants, contractors, CMOs and CROs in connection with our preclinical and clinical development and manufacturing activities. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform technology and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of programs we decide to pursue and their regulatory paths to market;

•	raising additional funds necessary to complete preclinical and clinical development of and commercialize our product candidates;

•	the progress of the development efforts of parties with whom we have entered into and may enter into collaboration arrangements;

•	our ability to maintain our current research and development programs and to establish new ones;

•	our ability to maintain existing and establish new licensing or collaboration arrangements;

•

the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the U.S. Food and Drug Administration or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities for any product candidates for therapeutic indications;

•	the availability of specialty raw materials for use in production of our product candidates;

•

establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if any of our product candidates is approved or commercialized on an alternate regulatory pathway;

•	our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	our ability to protect our rights in our intellectual property portfolio;

•	the commercialization of our product candidates, if and when approved if approval to market is required;

•	obtaining and maintaining third-party insurance coverage and adequate reimbursement;

•	the acceptance of our product candidates, if commercialized, by patients, consumers, the medical community and third-party payors;

•	competition with other products; and

•	a continued acceptable safety profile of our therapies following commercialization.

A change in the outcome of any of these variables with respect to the development of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval or commercialization for any of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs; administrative travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

Interest income

Interest income consists of interest earned on our cash equivalents, which consist of money market funds. We expect our interest income to increase as we invest the cash received from the sale of Series C Preferred Stock in June 2018 and the net proceeds from this offering.

Interest expense

Interest expense consists of interest on outstanding borrowings under our loan and security agreement as well as amortization of debt discount and debt issuance costs.

Change in fair value of warrant liability

In connection with our technology license agreement with Midori USA, Inc., or Midori, in 2015, we issued a warrant to purchase shares of our common stock. In connection with our original loan and security agreement in 2015 and subsequent amendment in 2017, we issued warrants to purchase shares of our convertible preferred stock. We classify these warrants as a liability on our consolidated balance sheet that we remeasure to fair value at each reporting date, and we recognize changes in the fair value of the warrant liability as a component of other income (expense), net in our consolidated statements of operations. The common stock warrants issued to Midori were exercised for shares of our common stock in 2016, at which time the associated warrant liability was extinguished. We will continue to recognize changes in the fair value of the convertible preferred share warrants comprising the warrant liability until the warrants are exercised, expire or qualify for equity classification.

Upon the closing of this offering, the convertible preferred stock warrants will become exercisable for common stock instead of convertible preferred stock, and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital. As a result, subsequent to the closing of this offering, we will no longer remeasure the fair value of the warrant liability at each reporting date.

Other expense

Other expense primarily consists of foreign currency exchange transaction losses.

Income taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $38.7 million and $37.6 million, respectively, which may be available to offset future income tax liabilities and expire at various dates through 2037. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $1.4 million and $0.6 million, respectively, which may be available to offset future tax liabilities which expire at various dates through 2032. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

On December 22, 2017, the Tax Cuts and Jobs Act, or the TCJA, was signed into U.S. law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of our deferred tax assets recorded as of December 31, 2017, and a corresponding reduction in our valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

Results of operations

Comparison of the nine months ended September 30, 2018 and 2017

The following table summarizes our results of operations for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands)
Operating expenses:
Research and development	$13,513	$26,854	$13,341
General and administrative	3,578	13,024	9,446

Total operating expenses	17,091	39,878	22,787

Loss from operations	(17,091)	(39,878)	(22,787)

Other income (expense)
Interest income	—	716	716
Interest expense	(196)	(745)	(549)
Change in fair value of warrant liability	(110)	(405)	(295)
Other expense	(10)	(202)	(192)

Total other expense, net	(316)	(636)	(320)

Net loss	$(17,407)	$(40,514)	$(23,107)

Research and development expenses

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands)
Direct research and development expense for KB195 program	$368	$3,983	$3,615
Platform development, early-stage research and unallocated expenses:
Personnel-related	5,623	12,607	6,984
Stock-based compensation expense	132	662	530
External manufacturing and research	2,653	4,229	1,576
Laboratory supplies and research materials	1,332	967	(365)
Professional and consulting fees	1,159	810	(349)
Facility-related and other	2,246	3,596	1,350

Total research and development expenses	$13,513	$26,854	$13,341

Research and development expenses were $26.9 million for the nine months ended September 30, 2018, compared to $13.5 million for the nine months ended September 30, 2017. The increase in direct costs related to our KB195 program of $3.6 million was primarily due to costs incurred with external CROs, study support and IND-enablement costs associated with our preclinical and clinical development activities of KB195 for hyperammonemia. The increase in personnel-related costs of $7.0 million was due to increased headcount in our research and development function. The increase in stock-based compensation expense of $0.5 million was due to the vesting of a significant number of options granted to employees in 2017 and the first nine months of 2018. The increase in external manufacturing and research costs of $1.6 million was primarily due to our production of study material used in ex vivo, toxicology, and non-IND human clinical study CRO costs with MMT candidates in 2018, as well as costs for outsourced DNA/RNA sequencing activities that were not incurred in 2017. The decrease in laboratory supplies and research materials of $0.4 million was primarily due to the outsourcing referenced above. The decrease in professional and consulting fees of $0.3 million was primarily due to lower consulting fees within our technical operations function and lower market research costs. The increase in facility-related and other expenses of $1.4 million was primarily due to platform-related costs, increased depreciation expense for our lab equipment and leasehold improvements and higher facility operating costs.

General and administrative expenses

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands)
Personnel-related	$986	$5,934	$4,948
Stock-based compensation expense	217	3,897	3,680
Professional and consulting fees	1,857	2,757	900
Facility-related and other	518	436	(82)

Total general and administrative expenses	$3,578	$13,024	$9,446

General and administrative expenses for the nine months ended September 30, 2018 were $13.0 million, compared to $3.6 million for the nine months ended September 30, 2017. The increase in general and administrative expenses of $9.4 million was primarily due to an increase in personnel-related costs of $4.9 million. The increase in personnel-related costs was primarily due to the hiring of key executives in late 2017 and 2018, including our now Executive Chair, our now President and Chief Executive Officer and our Chief Operating and Financial Officer, as well as additional personnel in our general and administrative functions as we continued to expand our operations to support the organization. The increase in stock-based compensation expense of $3.7 million was primarily due to the modification of the vesting provision in stock options granted to certain executives. The increase in professional and consulting fees of $0.9 million was primarily due to legal costs incurred in connection with maintaining and registering worldwide patents and an increase in public relations costs and information technology consulting fees.

Interest income

Interest income for the nine months ended September 30, 2018 was $0.7 million due to interest earned on invested cash balances.

Interest expense

Interest expense for the nine months ended September 30, 2018 was $0.7 million, compared to $0.2 million for the nine months ended September 30, 2017. The increase in interest expense was due to interest incurred on the additional borrowings in October 2017 pursuant to the fourth amendment to our original term loan.

Change in fair value of warrant liability

During the nine months ended September 30, 2018, we recorded a loss for the change in fair value of warrant liability of $0.4 million, compared to a loss of $0.1 million for the nine months ended September 30, 2017. The loss was due to an increase in the fair value of the convertible preferred stock warrant liability resulting from an increase in the fair value of the underlying convertible preferred stock.

Comparison of the years ended December 31, 2017 and 2016

The following table summarizes our results of operations for the year ended December 31, 2017 and 2016:

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Operating expenses:
Research and development	$7,863	$20,992	$13,129
General and administrative	1,573	6,038	4,465

Total operating expenses	9,436	27,030	17,594

Loss from operations	(9,436)	(27,030)	(17,594)

Other income (expense)
Interest income	—	32	32
Interest expense	(141)	(435)	(294)
Change in fair value of warrant liability	(106)	(109)	(3)
Other expense	(2)	(17)	(15)

Total other expense, net	(249)	(529)	(280)

Net loss	$(9,685)	$(27,559)	$(17,874)

Research and development expenses

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Direct research and development expense for KB195 program	$—	$1,645	$1,645
Platform development, early-stage research and unallocated expenses:
Personnel-related	2,777	8,749	5,972
Stock-based compensation expense	35	228	193
External manufacturing and research	2,931	3,651	720
Laboratory supplies and research materials	734	1,849	1,115
Professional and consulting fees	414	1,580	1,166
Facility-related and other	972	3,290	2,318

Total research and development expenses	$7,863	$20,992	$13,129

Research and development expenses were $21.0 million for the year ended December 31, 2017, compared to $7.9 million for the year ended December 31, 2016. Direct costs related to our KB195 program of $1.6 million during the year ended December 31, 2017 primarily consisted of external CRO and study support costs pertaining to clinical development activities of KB195 for hyperammonemia. There were no direct costs related to our KB195 program for the year ended December 31, 2016. The increase in personnel-related costs of $6.0 million was due to increased headcount in our research and development function as well as higher travel costs. The increase in stock-based compensation expense of $0.2 million was primarily due to an increase in the number of options granted and the per share value of such options. The increase in external manufacturing and research costs of $0.7 million was primarily due to an increase in clinical development activity costs. The increase in laboratory supplies and research materials of $1.1 million was primarily due to the increase in research activities. The increase in professional and consulting fees of $1.2 million was primarily due to increased consulting fees associated with technical operations, market research and information technology. The increase in facility-related and other expenses of $2.3 million was primarily due to an increase in facilities costs resulting from various leases entered into in late 2016 and during 2017, as well as non-capitalized computer and lab equipment and other supplies as we increased our research and development function.

General and administrative expenses

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Personnel-related	$377	$2,158	$1,781
Stock-based compensation expense	23	362	339
Professional and consulting fees	1,018	2,710	1,692
Facility-related and other	155	808	653

Total general and administrative expenses	$1,573	$6,038	$4,465

General and administrative expenses for the year ended December 31, 2017 was $6.0 million, compared to $1.6 million for the year ended December 31, 2016. The increase in personnel-related costs of $1.8 million was primarily due to the hiring of key executives in 2017, including our now President and Chief Executive Officer and now Executive Chair, as well as the hiring of additional personnel in our general and administrative functions as we continued to expand our operations to support the organization. The increase in stock-based compensation expense of $0.3 was primarily due to the vesting of options granted to our now Executive Chair in June 2017. The increase in professional and consulting fees of $1.7 million was primarily due to increased legal costs incurred in connection with maintaining and registering worldwide patents and costs associated with our ongoing business operations, as well as higher accounting and consulting costs. The increase in facility-related and other expenses of $0.7 million was primarily due to higher public relations costs, non-capitalized lab equipment and supplies as well as facilities costs resulting from entering into leases for laboratory and office space in late 2016 and during 2017.

Interest expense

Interest expense for the year ended December 31, 2017 was $0.4 million, compared to $0.1 million for the year ended December 31, 2016. The increase in interest expense was due to interest incurred on a full year of borrowings outstanding pursuant to our January 2016 debt and additional borrowings in October 2017.

Change in fair value of warrant liability

During each of the years ended December 31, 2017 and 2016, we recorded a loss for the change in fair value of warrant liability of $0.1 million. The losses were due to an increase in the fair value of the convertible preferred stock warrant liability resulting from increases in the fair value of the underlying convertible preferred stock.

Liquidity and capital resources

Since our inception, we have incurred significant net losses. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. To date, we have funded our operations primarily with proceeds from the sales of convertible preferred stock and borrowings under our loan and security agreement. Through September 30, 2018, we had received net proceeds of $148.1 million from sales of our convertible preferred stock and $15.0 million from borrowings under a loan and security agreement. As of September 30, 2018, $15.0 million remained outstanding and no amounts were available for borrowing under the loan and security agreement. As of September 30, 2018, we had cash and cash equivalents of $92.6 million.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands)
Net cash used in operating activities	$(9,350)	$(22,495)	$(13,903)	$(32,163)
Net cash used in investing activities	(195)	(1,406)	(1,057)	(1,943)
Net cash provided by financing activities	10,934	49,736	38,834	100,260

Net increase in cash, cash equivalents and restricted cash	$1,389	$25,835	$23,874	$66,154

Operating activities

During the nine months ended September 30, 2018, operating activities used $32.2 million of cash, due to our net loss of $40.5 million, partially offset by non-cash charges of $5.7 million and net cash provided by changes in our operating assets and liabilities of $2.7 million. Net cash provided by changes in our operating assets and liabilities primarily consisted of a $0.8 million increase in accounts payable and a $2.3 million increase in accrued expenses and other liabilities, partially offset by a $0.4 million increase in prepaid expenses and other current assets.

During the nine months ended September 30, 2017, operating activities used $13.9 million of cash, due to our net loss of $17.4 million, partially offset by non-cash charges of $0.7 million and net cash provided by changes in our operating assets and liabilities of $2.8 million. Net cash provided by changes in our operating assets and liabilities primarily consisted of a $1.3 million decrease in due from related party, $0.9 million increase in accrued expenses and other liabilities and $0.6 million increase in accounts payable. The decrease in due from related party was due to payments received from our related party Midori pursuant to our service agreement.

During the year ended December 31, 2017, operating activities used $22.5 million of cash, due to our net loss of $27.6 million, partially offset by non-cash charges of $1.1 million and net cash provided by changes in our operating assets and liabilities of $4.0 million. Net cash provided by changes in our operating assets and liabilities primarily consisted of a $2.5 million increase in in accrued expenses and other liabilities and a $1.5 million decrease in due from related party.

During the year ended December 31, 2016, operating activities used $9.4 million of cash, due to our net loss of $9.7 million, partially offset by non-cash charges of $0.3 million and net cash provided by changes in our operating assets and liabilities of $0.1 million. Net cash provided by changes in our operating assets and liabilities primarily consisted of a $0.3 million increase in accounts payable partially offset by a $0.1 million increase in prepaid expenses and other current assets.

Changes in prepaid expenses and other current assets, accounts payable and accrued expenses and other liabilities were generally due to growth in our business, the advancement of our research programs and the timing of vendor invoices and payments.

Investing activities

During the nine months ended September 30, 2018 and 2017, net cash used in activities was $1.9 million and $1.1 million, respectively, due to purchases of property and equipment.

During the years ended December 31, 2017 and 2016, net cash used in activities was $1.4 million and $0.2 million, respectively, due to purchases of property and equipment.

Financing activities

During the nine months ended September 30, 2018, net cash provided by financing activities was $100.3 million, consisting primarily of proceeds from our issuance of Series C Preferred Stock in June 2018.

During the nine months ended September 30, 2017, net cash provided by financing activities was $38.8 million, consisting primarily of $36.9 million in proceeds from our issuance of Series B Preferred Stock and $2.1 million in proceeds from stock option exercises.

During the year ended December 31, 2017, net cash provided by financing activities was $49.7 million, consisting primarily of $36.8 million in proceeds from our issuance of Series B Preferred Stock, borrowings of $10.0 million under the fourth amendment of our loan and security agreement and $3.0 million in proceeds from stock option exercises.

During the year ended December 31, 2016, net cash provided by financing activities was $10.9 million, consisting primarily of $6.0 million in proceeds from our issuance of Series A Preferred Stock and borrowings of $5.0 million under our loan and security agreement.

Loan and security agreement

In December 2015, we entered into a loan and security agreement with Pacific West Bank. Under the original agreement, we borrowed $5.0 million during the year ended December 31, 2016. In October 2017, we entered into a fourth amendment of the loan and security agreement and borrowed an additional $10.0 million during the year ended December 31, 2017. As of September 30, 2018, we had borrowed an aggregate of $15.0 million under the amended loan and security agreement and no amounts remained available for borrowing.

In June 2018, we entered into a further amendment to the loan and security agreement. As of September 30, 2018, outstanding borrowings of $15.0 million bear interest at a rate equal to the greater of (i) 1.00% above the Prime Rate in effect or (ii) 5.25%, and is payable monthly. As of September 30, 2018, the interest rate in effect was 6.25%. Any principal outstanding is payable in 24 equal monthly installments plus any accrued interest, beginning on May 13, 2020. We may prepay all, but not less than all of the term loan at any time. All balances once repaid may not be borrowed again and the term loan matures on April 13, 2022. As part of the June 2018 amendment, in the event of a liquidation event, including an initial public offering, we will be required to pay a success fee of $0.3 million.

The borrowings under the amended loan and security agreement are secured by a lien on all of our assets except intellectual property. The loan and security agreement contains customary representations, warranties and covenants by us, including negative covenants restricting our activities, such as disposing of our business or certain assets, changing our business, management, ownership or business locations, incurring additional debt or liens or making payments on other debt, making certain investments and declaring dividends, acquiring or merging with another entity, engaging in transactions with affiliates or encumbering intellectual property. The obligations under the loan and security agreement are subject to acceleration upon occurrence of specified events of default, including a material adverse change in our business, operations or financial or other condition.

In connection with entering into the loan and security agreement in December 2015, we issued to the lender warrants for the purchase of up to 85,617 shares of Series A Preferred Stock, which expire in December 2025. In connection with the October 2017 amendment, we issued to the lender warrants for the purchase of up to 51,413 shares of Series B Preferred Stock, which expire in October 2027. Upon the closing of this offering, the Series A and Series B warrants will be automatically converted into warrants to purchase common stock.

Funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical and clinical development activities of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•

the commencement, enrollment or results of the planned non-IND human clinical studies or clinical trials of our product candidates or any future non-IND human clinical studies or clinical trials we may conduct, or changes in the development status of our product candidates;

•	the timing and outcome of regulatory review of our product candidates;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	developments concerning our CMOs;

•	our ability to obtain materials to produce adequate current good manufacturing practice compliant product supply for any approved or commercialized product or inability to do so at acceptable prices;

•	our ability to establish and maintain collaborations, if needed;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we obtain marketing approval or identify an alternate regulatory pathway to market;

•	the legal patent costs involved in prosecuting patent applications and enforcing patent claims and other intellectual property claims;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates; and

•	the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder.

We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and debt service obligations into                         . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of December 31, 2017 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
			(in thousands)
Operating lease commitments (1)	$4,104	$1,370	$2,381	$353	$—
Capital lease commitments (2)	281	115	166	—	—
Debt obligations (3)	17,437	941	11,368	5,128	—

Total	$21,822	$2,462	$13,915	$5,481	$—

(1)

Amounts in the table reflect payments due for our leased laboratory and office space in Bedford and Cambridge, Massachusetts under two operating lease agreements that expire in June 2020 and September 2021, respectively. In January 2018, we entered into a sublease for a portion of laboratory and office space in Cambridge, Massachusetts. In September 2018, we entered into a termination agreement with the landlord to terminate the lease in Cambridge, Massachusetts for a payment of $0.1 million effective October 31, 2018. In March 2018, the Company entered into a non-cancelable ten-year lease agreement for laboratory and office space in Lexington, Massachusetts which expires in October 2028. As a result of the new lease, our contractual obligations will increase by $0.9 million in 2018, $2.6 million in 2019, $2.9 million in 2020, $3.0 million in 2021, $3.1 million 2022, $3.2 million in 2023, $3.2 million in 2024, $3.3 million in 2025, $3.4 million in 2026, $3.5 million in 2027 and $3.0 million in 2028.

(2)	Amounts in the table reflect principal and interest payments due for our capital leases of lab equipment that expire in February 2019 and September 2020.
(3)

Amounts in the table reflect the contractually required principal and interest payments payable under the amended loan and security agreement. As of December 31, 2017, borrowings under the loan and security agreement bear interest at a variable rate equal to the greater of i) 1.50% above the Prime Rate in effect or ii) 5.75%. As of September 30, 2018, pursuant to the June 2018 amendment, borrowings under the loan and security bear interest at a variable rate equal to the greater of i) 1.00% above the Prime Rate in effect or ii) 5.25%. Any principal outstanding is payable in 24 equal monthly installments plus any accrued interest, beginning on May 13, 2020. The interest rates in effect as of December 31, 2017 and September 30, 2018 were 6.00% and 6.25%, respectively. As part of the June 2018 amendment, in the event of a liquidation event, including an initial public offering, we will be required to pay a success fee of $0.3 million. This amount is not reflected in the table.

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts typically do not contain minimum purchase commitments and are generally cancelable by us upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation and in the case of certain arrangements with CROs and CMOs may include non-cancelable fees. These payments are not included in the table above as the amount and timing of such payments are not known.

Critical accounting policies and significant judgments and estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued research and development expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical, non-IND human clinical studies and clinical trials; and

•	CMOs in connection with the production of preclinical, non-IND human clinical studies and clinical trial materials.

We measure the expense recognized based on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage preclinical studies, non-IND human clinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of certain milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in changes in estimates that increase or decrease amounts recognized in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-based compensation

We measure stock-based awards granted to employees and directors based on fair value on the date of the grant using the Black-Scholes option-pricing model for options. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record the expense of awards with service-based vesting conditions. We use the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable.

Prior to the adoption of ASU No. 2018-07, Compensation — Stock Compensations (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, or ASU 2018-07, the fair value measurement date for nonemployee awards is the date the performance of services is completed. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis for all time-vested awards. After adoption of ASU 2018-07, the measurement date for non-employee awards is the date of the grant. The compensation expense for non-employees is recognized, without changes in the fair value of the award, over the requisite service period, which is the vesting period of the respective award.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of the fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $1.09 per share as of March 31, 2017, $1.11 per share as of June 30, 2017, $2.95 as of March 31, 2018, $5.14 as of August 9, 2018, $5.89 as of August 23, 2018 and $7.60 as of September 30, 2018. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies, non-IND human clinical studies and planned clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biopharmaceutical industry, and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options granted

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2017 and the date hereof, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject Option Granted	Per Share Exercise Price of Options	Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options (1)
June 6, 2017 (2)	4,670,923	$1.09	$1.09	$0.73
June 21, 2017 (2)	265,000	$1.09	$1.09	$0.72
October 10, 2017	321,500	$1.11	$1.11	$0.66
October 26, 2017 (2)	800,000	$1.11	$1.11	$0.66
November 28, 2017 (2)	575,000	$1.11	$1.11	$0.63
December 6, 2017	325,000	$1.11	$1.11	$0.66
May 30, 2018	2,538,000	$2.95	$2.95	$1.62
August 16, 2018	2,337,075	$5.14	$5.14	$2.64
September 5, 2018	2,290,917	$5.89	$5.89	$3.03
October 16, 2018	110,000	$7.60	$7.60	$3.94

(1)

Prior to our adoption of ASU 2018-07, for purposes of recording stock-based compensation for grants of options to non-employees, we measured the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we remeasured the value of any unvested portion of the option based on the then-current fair value of the option and adjust the expense accordingly. The weighted average fair value amounts presented in this column for grants to employees, directors and consultants and non-employees reflect only the grant-date fair value of options granted to consultants and non-employees and not any subsequently remeasured fair value of those options. Upon adoption of ASU 2018-07 in January 2018, the measurement date for non-employee awards is the date of grant.

(2)

During the year ended December 31, 2017, we signed agreements with seven employees to early exercise stock options covering 2,591,400 shares to convert such options to restricted common stock prior to respective vesting dates. The fair values of the restricted common stock issuances reflect the fair value of the common stock of the original option grants.

Valuation of warrant liability

In connection with our technology license agreement with Midori, in 2015 we issued a warrant to purchase shares of our common stock. Under the terms of the warrant, the number of shares Midori could purchase was contingent on the outcome of our future convertible preferred stock financing events. The common stock warrants issued to Midori were exercised for shares of our common stock in 2016, at which time the associated warrant liability was extinguished. In connection with our debt financings in 2015 and 2017, we issued warrants to purchase shares of our Series A Preferred Stock and Series B Preferred Stock. We classify these warrants as liabilities on our consolidated balance sheets as these warrants are freestanding financial instruments related to shares that are redeemable or contingently redeemable, and which may require us to transfer assets upon exercise. The warrants were initially recorded at fair value on the date of grant, and they are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of the warrants are recognized as a component of other income (expense), net in our consolidated statements of operations. We will continue to adjust the carrying value of the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or qualify for equity classification.

We utilize the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value these warrants. We assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of our Series A Preferred Stock and Series B Preferred Stock, risk-free interest rate, expected dividend yield, expected volatility of the price of the underlying stock, and the remaining contractual term of the warrants. The most significant assumption in the Black-Scholes option-pricing model impacting the fair value of the warrants is the fair value of our convertible preferred stock as of each remeasurement date. We determine the fair value per share of the underlying stock by taking into consideration our most recent sales of our stock as well as additional factors that we deem relevant. We have historically been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.

Upon the closing of this offering, the convertible preferred stock warrants will become exercisable for common stock instead of convertible preferred stock and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital and changes in fair value will no longer be recognized.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and qualitative disclosures about market risks

Interest rate risk

As of September 30, 2018 and December 31, 2017, we had cash and cash equivalents of $92.6 million and $28.5 million, respectively, which consisted of cash and money market funds. Interest income is impacted by changes in the general level of interest rates; however, an immediate 10% change in interest rates would not have a material effect on the fair value of our cash equivalents.

As of September 30, 2018 and December 31, 2017, we had $15.0 million of borrowings outstanding under the loan and security agreement. Commencing in June 2018, outstanding borrowings bear interest at a variable rate equal to the greater of i) 1.00% above the Prime Rate in effect or ii) 5.25%. An immediate 10% change in the Prime Rate would not have had a material impact on our debt-related obligations, financial position or results of operations.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors. Our operations may be subject to fluctuations in foreign currency exchange rates in the future. We do not hedge any foreign currency risks.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2017 and 2016 or the nine months ended September 30, 2018.

Emerging growth company status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions until the we are no longer an “emerging growth company.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an “emerging growth company.”

BUSINESS

Overview

We are a clinical-stage healthcare company with a differentiated, chemistry-driven approach focused on leveraging the potential of the microbiome organ to treat disease and improve human health. We have built a human-centric proprietary product platform for discovery and development that we believe will enable the rapid advancement of a broad portfolio of novel product candidates into non-IND human clinical studies under regulations supporting research with food. Our product candidates are Microbiome Metabolic Therapies, or MMTs, which are designed to modulate the metabolic output and profile of the microbiome by driving the function and distribution of the organ’s existing microbes. We have an industrialized approach to the discovery and development of MMTs, and our initial MMTs are targeted glycans. Each targeted glycan is an ensemble of complex carbohydrates that is intended to modulate microbial metabolism to drive a specific biological response. We believe our MMTs have the potential to be novel treatments across a variety of diseases and conditions.

The human microbiome is generally a community of more than 30 trillion microbes, single-cell organisms that include bacteria, viruses, archaea and fungi, which reside on and inside the human body. By evolving together over thousands of years, microbes and humans have developed an intricate and mutually beneficial relationship. Given the profound impact that microbes have on human health, this highly complex microbial ecosystem has been referred to as a “newly discovered organ.” The microbiome organ remains a largely untapped frontier in healthcare, and we believe that we are uniquely positioned to succeed in translating its promise into solutions for human health.

We have developed proprietary synthetic chemistry technologies that allow us to create MMT candidates. We believe the key characteristics of our MMT candidates include that they are orally administered, have limited systemic exposure and are selectively metabolized, structurally diverse, readily scalable, novel and proprietary. We believe that each of our MMT candidates work through one or more mechanisms of action, including decreasing production of metabolites, such as ammonia, trimethylamine and indole generated by bacteria in the microbiome; increasing production of metabolites, such as short chain fatty acids generated by bacteria in the microbiome; and advantaging or disadvantaging certain existing species in the microbiome community.

Utilizing our proprietary product platform, we have created a library of more than 1,000 MMT candidates to probe the structure-activity relationships of our MMTs and the microbiome organ. Our MMT library is rapidly growing as we continue to invest in techniques and technologies for chemical synthesis. Our MMT candidates and proprietary product platform are protected by our robust intellectual property portfolio, with seven U.S. patents, two European Patent Office, or EPO, patents and more than 100 non-provisional applications pending worldwide.

We evaluate our MMT candidates using a human-centric approach to discovery and development. Our approach is human-centric because we conduct the vast majority of our research either using human biological samples or directly in humans, rather than working in animal models and animals or other human proxy environments (e.g., target-based assays). In less than one year, we advanced our lead program from a mechanistic hypothesis to dosing in non-IND human clinical studies. Furthermore, we plan to initiate our first Phase 2 clinical trial under an IND approximately two years after conducting our first ex vivo screening. We believe this approach is more cost efficient than traditional drug development from the discovery stage to the commencement of a Phase 2 clinical trial. Since our founding in 2015, we have been able to develop a broad pipeline of product candidates that target multiple diseases and conditions while spending less than $75.0 million in cash through September 30, 2018.

Our proprietary product platform includes ex vivo screening of microbiome samples from healthy volunteers, ex vivo testing of patient microbiome samples and rapid advancement of our MMT candidates into non-IND human clinical studies. Our ex vivo screening process combines advances in drug discovery with microbiome science. This screening process is designed to measure the impact of MMT candidates on a variety of endpoints in microbiome samples from healthy volunteers. We use this process to screen for modulation of bacterial metabolites, bacterial growth and community composition. Once we have selected a subset of MMT candidates from our library as promising leads for a particular program, we begin to conduct ex vivo testing of these MMTs using patient microbiome samples. This testing helps to inform our MMT candidate selection and we believe increases the likelihood of choosing a product candidate with in vivo effects.

We advance our initial MMT candidates rapidly into non-IND human clinical studies under regulations supporting research with food and have not yet submitted any INDs to conduct therapeutic clinical trials. This enables us to gain valuable insights into our MMT candidates’ effects on the microbiome and human health before choosing to allocate additional time and capital to either proceed to develop a drug product candidate under an IND or commercialize a non-drug product. We plan to determine the best development path for each of our MMTs at an “MMT decision point” after conducting one or more non-IND human clinical studies. We plan to make our decision about which development path to pursue based on the results of our non-IND human clinical studies, in conjunction with our research into market opportunities and patient needs and our corporate strategy.

In our non-IND human clinical studies, we are able to measure safety, tolerability and potential markers of effect, which allows us to assess the potential use of our MMT candidates in humans. To date, we have conducted seven non-IND human clinical studies with our MMT candidates, and we intend to initiate Phase 2 clinical trials for our two lead programs in 2019.

Data generated by our industrialized ex vivo screening, ex vivo testing and non-IND human clinical studies are captured in a database to support our computational capabilities and to improve our understanding of how the microbiome and humans interact. We have built and continue to invest in strengthening our significant capabilities in computational biology and data science that we believe will enable us to learn quickly from the human data we collect. We believe this knowledge supports our current MMT candidates and future pipeline opportunities.

The following chart summarizes our current pipeline:

Our initial programs target hyperammonemia, a metabolic condition generally characterized by elevated levels of ammonia in the blood. Our hyperammonemia programs are focused on two specific diseases, urea cycle disorders, or UCD, and hepatic encephalopathy, or HE. UCD is a serious and life-threatening, inherited, rare genetic disease arising from congenital mutations that affect the enzymes of the urea cycle, resulting in an impaired ability to process ammonia. HE is a spectrum of neurological and psychiatric abnormalities generally seen in patients with liver failure.

We have selected KB195 as our lead product candidate for development in the potential treatment of hyperammonemia in patients with UCD. We have conducted a non-IND human clinical study with KB195 in healthy volunteers and plan to initiate a non-IND human clinical study in UCD patients in the fourth quarter of 2018. We also plan to file an IND in the fourth quarter of 2018 to enable the initiation of a Phase 2 clinical trial in the first half of 2019 for KB195 in UCD, assuming IND clearance.

We are evaluating both KB195 and KB174 for HE. For KB195, data from our hyperammonemia program in UCD will inform our decision as to whether to develop KB195 in HE. For KB174, we plan to initiate a non-IND human clinical study in the first half of 2019 to support our HE program. We plan to advance one of these two MMT candidates into a Phase 2 clinical trial for HE under an IND, if the IND is cleared, in the second half of 2019.

We are also developing MMT candidates to address multi-drug resistant bacteremia in high risk patients, chronic kidney disease, atherosclerotic cardiovascular disease and drug or disease-induced diarrhea. We are conducting ongoing ex vivo screening and testing in these areas, but we have not yet identified the specific MMT candidates for these programs. In addition, we have several active programs in discovery, including work ongoing in diabetes, immuno-oncology, inflammation and infant health. Correlative data has been published for each of these areas, suggesting that the microbiome plays a critical role, and our discovery efforts are largely focused on either establishing a mechanistic hypothesis or establishing and optimizing an ex vivo screen to address these opportunities.

We have assembled a world-class leadership team that combines significant scientific, clinical and business experience. Our leaders have pioneered treatments and helped guide life science companies through periods of significant growth. Our management team is led by our Chief Executive Officer, Alison Lawton. Ms. Lawton spent more than 20 years in various positions of increasing responsibility at Genzyme and subsequently as part of Sanofi, including overseeing global market access and regulatory affairs. She also served as senior vice president and general manager of Genzyme Biosurgery. Michael Bonney serves as our Executive Chair and previously served as our Chief Executive Officer. Mr. Bonney previously served as chief executive officer and director at Cubist Pharmaceuticals and led it to become the world’s leading antibiotic company until its acquisition by Merck in 2015 for $9.5 billion. Joshua Brumm, our Chief Operating Officer and Chief Financial Officer, was previously chief operating officer and chief financial officer at Versartis and chief financial officer at ZELTIQ, leading both companies’ initial public offerings. Mr. Brumm also served as executive vice president of finance at Pharmacyclics and has raised over $800 million in capital over his career. John Davies, Ph.D., serves as our Chief Technology Officer. Dr. Davies has more than 25 years of experience creating and leading diverse technology teams and was most recently the global head in lead discovery at Novartis. Michael Bruce, Ph.D., is our Senior Vice President, Development Operations, and leads clinical operations, project and portfolio management. Dr. Bruce has over 20 years of pharmaceutical research and development experience, including product development positions at a number of leading global pharmaceutical companies, including Wyeth and Pfizer.

Our strategy

We are driven by our mission to lead a revolution in health by leveraging the microbiome to potentially treat a broad range of diseases and conditions. Key elements of our strategy are to:

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Harness the insights and data generated through our human-centric proprietary product platform to efficiently and rapidly advance a pipeline of MMTs that addresses needs across the healthcare continuum. We are applying our rapid and cost-effective development approach to advance and expand our pipeline, including conducting non-IND human clinical studies, which we believe gives us an advantage in both speed and cost as compared to traditional drug development from the discovery stage to the commencement of a Phase 2 clinical trial. We plan to continue to build a sufficiently broad funnel of future pipeline opportunities that we believe will allow us to advance one to two MMT candidates per year into the drug development pathway under an IND. We believe this funnel will also result in the identification of MMT candidates to pursue for non-drug development pathways for commercialization, including commercializing our non-drug MMT products ourselves or partnering with established nutrition, medical food, or consumer health companies to commercialize these products.

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Leverage our differentiated approach, knowledge and unique expertise to lead efforts to expand the scientific understanding of the microbiome and its impact on human health. We believe that we are well positioned to rapidly advance our understanding about human-microbiome interactions and use that knowledge in pursuit of our mission. Further, we believe our computational capabilities and differentiated approach, along with the expertise of our senior management, will further establish our leadership position in this emerging field.

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Selectively enter into strategic collaborations to maximize the value of our platform and pipeline. Given our potential to generate novel product candidates that could address a wide variety of diseases and conditions, we may enter into strategic collaborations around certain targets, product candidates or disease areas that we believe could benefit from the resources of companies that specialize in these areas.

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Further strengthen and expand our intellectual property portfolio. We believe we have a robust intellectual property portfolio to support our programs, with seven U.S. patents, two EPO patents, and more than 100 non-provisional applications pending worldwide, including composition of matter and method of use patents. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We intend to further strengthen and expand our intellectual property portfolio to protect our proprietary product platform and product candidates.

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Foster a differentiated culture that supports engagement in our business and helps us attract and retain dedicated, passionate and talented employees. We believe that our people and our passion are our greatest strengths, and we are building a culture that is centered on creative thinking, collaboration and working with urgency in the pursuit of developing potential treatments and products to transform lives.

The human microbiome

The human microbiome is generally a community of more than 30 trillion microbes, single-cell organisms that include bacteria, viruses, archaea and fungi, which reside on and inside the human body. The microbiome represents a combined microbial genome with more than 150 times the number of genes in the human genome.

By evolving together over thousands of years, microbes and humans have developed an intricate and mutually beneficial relationship. Given the profound impact that microbes have on human health,

this highly complex microbial ecosystem has been referred to as a “newly discovered organ.” Many other human organs command tens of billions of dollars for therapeutics that treat disease by modulating physiology. From a therapeutic perspective, this microbiome organ remains a largely untapped frontier in healthcare.

The composition of the microbiome has resulted from the dynamics of selection and competition. The microbiome is a critical part of every human being — from birth, through infancy and continuing into later life, countless bacteria inhabit and colonize the body. These microbes are intimately woven into human physiology and provide functions that are inextricably linked to nearly all aspects of human health.

The vast majority of the microbes comprising the human microbiome reside in the large bowel of the gastrointestinal tract, commonly referred to as the “gut.” We refer to the gut microbiome as, simply, the microbiome. The types of microbes comprising the microbiome differ from person to person due to a mix of environmental, genetic and lifestyle factors such as diet, medication and exercise. Since the human body contains over 30 trillion bacterial cells, and each human can host one million generations of bacterial divisions, the genetic diversity of the microbiome is not surprising.

While there is significant diversity in bacterial composition across the microbiome, core functions of the bacteria are conserved. Research suggests that the core microbiome can be defined by the contents of the collective bacterial genome, rather than by the presence or absence of any particular bacterial taxa, or populations of organisms, or species. In 2012, based on data from nearly 300 individuals, researchers from the Human Microbiome Project demonstrated that numerous functional pathways that reflect the basis of human microbial life are nearly ubiquitous, even among individuals with markedly diverse microbiomes. Several other studies have confirmed this finding, suggesting that functional variation is conserved across a large portion of healthy microbiomes.

The primary interface for human-microbiome interactions is the intestinal epithelium, or intestinal barrier, which is one of the largest membranes in the human body. The intestine has adapted over time for bidirectional human-microbiome exchange and harbors a diverse bacterial community that is separated from the internal environment by the intestinal barrier, which is only a single layer of cells. In the normal course of metabolism, bacteria in the microbiome produce thousands of metabolites, such as short chain fatty acids, ammonia, trimethylamine and indole, that can enter human circulation via the intestinal mucosa and affect disease processes across many organs. It has been estimated that the metabolites produced by bacteria in the microbiome comprise most of the metabolites in the bloodstream.

Although the concept of the beneficial role that microbes play in human health emerged over 100 years ago, doctors and scientists were primarily focused on killing pathogenic microbes by developing antibiotics and other antimicrobial therapies. Within the last decade and a half, technological advances — such as metagenomic sequencing and modern computational tools — have become available that have enabled the modern understanding of these commensal, or non-pathogenic, communities and their impact on human health. There is a growing body of research that links a healthy microbiome with overall human health, while dysbiosis, or imbalance, in the microbiome has been correlated with numerous human conditions that can cause morbidity and mortality. Some of these conditions include irritable bowel syndrome, Parkinson’s disease, diabetes, metabolic syndrome, cancer, allergies and ulcerative colitis. Given both the broad and significant links between the microbiome and human disease, and the relatively untapped therapeutic potential of the microbiome, we believe there is potential to develop interventions that may significantly impact health.

To date, therapeutic approaches to the microbiome have focused primarily on adding or subtracting bacteria, either through fecal material transplant, the introduction of a consortia of bacteria,

single strain approaches or antibiotics. We believe our approach is novel in that we seek to deliver compounds that drive the function and distribution of the microbiome organ’s existing microbiomes, enabling an industrialized approach to treat disease and improve human health.

Kaleido Biosciences and Flagship Pioneering

We were created in Flagship VentureLabs, the institutional innovation foundry of Flagship Pioneering, or Flagship. Starting in 2007, at a time when the field of the human microbiome was in its infancy, Flagship began applying its process for pioneering to explore the unique biology of the trillions of microbes living on and in the human body. Through this decade-long institutional investment in microbiome science, Flagship has become a world leader in microbiome innovation spanning both human and agricultural applications.

Prior to our founding in 2015, Flagship VentureLabs’ innovators and entrepreneurs Drs. Geoffrey von Maltzahn, Brian Baynes and Noubar Afeyan started exploring whether novel compounds could modulate the metabolic output and profile of the microbiome. These explorations spanned the effects that novel compounds, diet and other biological factors have on the microbiome and led to the discovery that novel compounds could dramatically change the metabolism of the microbiome. With this discovery, the exploration broadened with the goal of building the first food and drug discovery and development platform to target the microbiome. These efforts, including the tools developed from VentureLabs’ innovations, formed the basis for our proprietary synthetic chemistry technology and our proprietary product platform for the rapid creation, discovery and optimization of novel compounds that modulate the microbiome.

Our approach

Due to the rapid nature of bacterial growth, the microbiome is inherently amenable to swift change, and it can be readily modulated using existing approaches, such as changes in diet and treatment with antibiotics. Importantly, because microbes in the gut can thrive on compounds that are generally not bioavailable to humans, effective targeted modulators of microbial metabolism should have low bioavailability and low systemic exposure. As a result, we believe that targeted modulators will likely have limited off-target activity in humans compared with traditional pharmaceutical agents.

Complex carbohydrates and the microbiome

We believe that the richest source for information on compounds that modulate the microbiome is the human diet. Complex carbohydrates, such as dietary fibers, are a particularly interesting class of compounds because microbial enzymes can generally efficiently metabolize them while human enzymes generally cannot. We believe that this disparity in the ability of human and microbial enzymes to metabolize complex carbohydrates makes them an ideal vehicle for selectively modulating the microbiome.

Naturally occurring complex carbohydrates have been shaping our microbiomes and overall health for millennia. Human breast milk provides a compelling example of how evolution has shaped this essential nutrient source to provide not only optimal nutrition for infants, but also an energy source for the infant microbiome. Human milk oligosaccharides, or HMOs, which are unconjugated complex carbohydrates, are the third most abundant component of breast milk, even though infants lack the enzymes required to metabolize them. These HMOs instead support the development of the neonatal intestine and microbiome, helping promote the growth of beneficial bacteria while also inhibiting the growth of pathogens and contributing to the development of the immune system. We believe the presence of HMOs in such quantities in breast milk reinforces how critical the microbiome is to human health and survival, and that the microbiome can be effectively modulated with complex carbohydrates.

There are numerous naturally occurring complex carbohydrates beyond HMOs, such as dietary fibers, and a long history of literature on the beneficial health impact of consuming such compounds. For example, naturally occurring complex carbohydrates, such as glycans, which consist of one or more monosaccharides, or sugars, linked together, have been shown to drive changes in microbial metabolism and can have meaningful and measurable impacts on human health. Glycans have been observed to shift hundreds of distinct metabolites, and their effects are often rapid and dose-responsive. Furthermore, glycans have a long history of safe human consumption as food or additives.

Although the beneficial health impact of naturally occurring complex carbohydrates has been well documented, such carbohydrates are typically not ideal for specific microbiome intervention. The therapeutic effects of complex carbohydrates may be fairly broad and unspecific. High doses of these carbohydrates may be required to achieve any potential desired therapeutic effects, but administration of high doses of complex carbohydrates can present significant gastrointestinal tolerability challenges, such as gas, flatulence, abdominal cramping and pain and diarrhea.

Carbohydrates are capable of a larger degree of structural diversity than any other known biopolymer, including proteins and DNA, and are a vast source of novel biological microbiome activities. We are leveraging the structural diversity of carbohydrates to create proprietary compounds that we believe will overcome many of the limitations associated with the use of naturally occurring complex carbohydrates to more selectively modulate the microbiome.

Our Microbiome Metabolic Therapies (MMTs)

We have developed proprietary synthetic chemistry technologies that we believe allow us to create our MMT candidates. We believe the key characteristics of our MMT candidates include the following:

•	Orally administered — Our MMT candidates are highly soluble and can therefore be orally administered.

•	Limited systemic exposure — Our MMT candidates have been observed to have limited systemic exposure after oral administration, minimizing off-target biological effects.

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Selectively metabolized — We design MMT candidates that are selectively metabolized by enzymes in the microbiome to stimulate responses that ultimately reshape the microbiome’s function, composition and metabolic output.

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Structurally diverse — Our MMT candidates are not a single, structurally-defined molecule, but rather an ensemble of molecules with a variety of structures. This structural complexity generally differentiates MMTs from any individual dietary fiber, and we believe that this is the primary factor for their differentiated microbiome activity.

•	Readily scalable — Our MMT candidates are produced using proprietary, standard small molecule unit operations. These methods are scalable and cost-effective.

•	Novel and proprietary — Our MMT candidates are protected by what we believe to be a robust intellectual property portfolio, including by composition of matter and method of use patents.

We believe that our MMT candidates work through one or more mechanisms of action, including:

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Decreasing production of metabolites — By decreasing the production of certain metabolites, we believe our initial MMT candidates can result in improvements in targeted conditions where excess metabolites are a key driver of dysfunction.

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Increasing production of metabolites — By increasing the production of certain metabolites, we believe our initial MMT candidates can result in improvements in targeted conditions where certain metabolites are missing or not sufficient.

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Advantage or disadvantage certain species in the microbiome community — By modulating the distribution of existing species of bacteria within the microbiome, we believe our initial MMT candidates can result in improvements in targeted conditions.

Building our MMT library

Utilizing our proprietary product platform, we have created a library of more than 1,000 MMT candidates to probe the structure-activity relationships of our MMTs and the microbiome organ. Our MMT library is rapidly growing as we continue to invest in techniques and technologies for chemical synthesis.

MMT synthesis

We synthesize MMT candidates using our proprietary chemistry technologies, which take advantage of the reactivity of carbohydrates and utilize defined mixtures of monosaccharides or polysaccharides as starting materials. We have methodically explored this approach to create a library of initial MMT candidates that vary across a wide range of structural features, including molecular weight, branching, regiochemistry and stereochemistry. By changing raw materials, catalyst loading levels, reaction time, reaction temperature and other conditions, we can generate MMT candidates that have both larger and smaller variances on these structural features. The resulting MMT candidate library can then be used to explore the impact that structure has on the biology of the microbiome. We continue to develop other novel approaches to synthesize MMT candidates.

We have made extensive commitments to discovering cost-effective and proprietary synthetic methods that can produce MMT candidates that drive diverse microbial responses. We believe our computational capabilities enable robust, efficient structural characterization and cross-batch comparison, reducing laborious manual processing steps typically required to determine the structure of complex carbohydrates.

Characterization of biological activity of MMTs

A key piece of our technology is a suite of both widely accepted, as well as proprietary, analytical methods that we use to help us assess the structural features of our MMT candidates that may impact biological activity. We have invested significant effort into converting classical, low-throughput carbohydrate analytical techniques into modernized, high-throughput formats capable of assessing hundreds to thousands of samples per week. In addition, we have adapted a suite of richly informative non-carbohydrate chemical analysis tools to complement our carbohydrate expertise.

To efficiently guide our chemical synthesis, we have built a data-mining capability for understanding structure-activity relationships. We routinely collect paired data points for MMT structure and their ex vivo metabolite readouts, which can be used in model training. These identified relationships help generate hypotheses for our MMT candidates’ mechanisms of action and we believe promote intelligent lead generation and optimization.

Our human-centric proprietary product platform

We believe that our human-centric proprietary product platform will allow us to effectively move optimized, data-rich product candidates to the market in the pursuit of treating disease and improving human health.

In traditional drug discovery, it is rarely possible to work directly with the entire organ or organism of interest in the lab and, as a result, most drug discovery is target-based and further work is required to understand off-target effects. This discovery work is then followed by an evaluation of overall organ and organism effects in animal studies. One notable exception is antibiotic discovery, where it is possible to work directly with the organisms of interest. Extending this concept, we believe that we have built the tools for industrial product discovery in our organ of interest — the microbiome.

Traditional drug development also requires extensive preclinical development ahead of filing an IND in the United States to allow human dosing in clinical trials. It is only once clinical trials are initiated that researchers can begin to understand the effects of the product candidate in the most relevant system. According to one study, it takes an average of five to seven years and hundreds of millions of dollars to advance a product candidate from discovery to the initiation of a Phase 2 clinical trial.

We evaluate our MMT candidates using a human-centric approach to discovery and development. In less than one year, we advanced our lead program from a mechanistic hypothesis to human dosing. Furthermore, we plan to initiate our first Phase 2 clinical trial under an IND, approximately two years after conducting our first ex vivo screening. We believe this approach is more cost effective than traditional drug discovery from the discovery stage to the commencement of a Phase 2 clinical trial. Since our founding in 2015, we have been able to develop a robust and broad initial pipeline of product candidates that target multiple diseases and conditions while spending less than $75.0 million in cash through September 30, 2018.

The graphic below depicts our human-centric proprietary product platform:

Ex vivo screening in healthy volunteer microbiome samples

We developed an ex vivo assay that supports a high throughput screening and lead identification process. This unique screening process combines advances in drug discovery with microbiome science and is designed to measure the impact of MMTs on a variety of endpoints. To date, we have employed this process to screen a majority of our more than 1,000 MMT candidates for the modulation of bacterial metabolites, bacterial growth and community composition.

We have collected microbiome samples from over 300 healthy volunteers, which we use as inputs for our ex vivo screening. We start the process by homogenizing the microbiome samples for consistency before screening against our library of MMT candidates and control compounds of interest. We evaluate our MMT candidates’ effects in terms of changes in bacterial metabolites, bacterial growth and community composition, which we believe relate to their mechanisms of action in vivo. We measure the changes in metabolites using colorimetric or enzymatic methods.

Bacterial community composition is measured both before and after MMT candidate screening. We evaluate bacterial community composition using two complementary approaches, 16S rRNA gene sequencing and shotgun metagenomic sequencing. To generate shotgun metagenomic data, we have an agreement with a third party that has developed specialized computational approaches to efficiently process high resolution data, allowing identification and quantification of individual species of bacteria in the microbiome. Furthermore, this data allows characterization of microbiomes’ functional repertoire by sequencing and annotating functional genes. Together, these sequencing techniques allow us to efficiently characterize bacterial communities in a high throughput manner.

We also evaluate bacterial community composition both before and after MMT candidate treatment using our computational capabilities. Measuring the modulation of microbial composition is unconventional and requires advanced bioinformatic and statistical tools. These tools must take into account idiosyncrasies in the process of sequencing DNA from complex microbial communities and the sparse, multivariate and non-normally distributed characteristics of microbiome data. Our analytical approaches are specifically designed for the complex and diverse microbial structures routinely encountered in the microbiome. We evaluate microbiome changes at multiple levels of resolution, including at the community and the individual species level. Furthermore, we are continuing to refine our analytical approaches through an external research collaboration which aims to develop novel computational methods for assessing the microbiome’s temporal responses to MMT candidates in fine detail.

Ex vivo testing in patient microbiome samples

Once we have selected a subset of MMT candidates from our library as promising leads for a particular program, we begin to conduct ex vivo testing using patient microbiome samples. While functions are largely conserved across diverse healthy microbiomes, patients suffering from the diseases or conditions that our programs are intended to address may have imbalanced microbiomes due to either the disease or condition itself or their current treatments. This dysbiosis may alter the microbial response to our MMT candidates.

We therefore conduct the same process with patient microbiome samples as described above, although we typically conduct this testing with only our lead MMT candidates. We have access to microbiome samples from              patients with diseases or conditions relevant to our programs. After conducting this testing, we evaluate the effect of our MMT candidates in the patient microbiome samples and use this information to inform our MMT candidate selection strategy.

Rapid advancement into non-IND human clinical studies

Regulatory approach: food and drug

The MMT candidates we have been evaluating for use in modulating the microbiome can be classified as food or medical foods or as drug ingredients depending upon their intended use. When intended for nutrient use to affect the structure or function of the body or for the dietary management of disease, they are conventional food or medical food ingredients. When intended for the prevention or treatment of disease, they are drug ingredients. We have initially studied our MMT candidates, and continue to study them, for food use. We were and therefore are able to advance them rapidly into non-IND human clinical studies under regulations supporting research with food.

Food substances for human use are regulated by the FDA to assure that intended exposures are safe in the general population. This assurance can be provided by establishing safety based on the history of use in humans. One process for establishing the safety of food is through recognition of the food as GRAS.

In the United States, Generally Recognized as Safe, or GRAS, is a particular regulatory classification for food substances. Although food additives must be evaluated by the FDA’s Office of Food Additive Safety through a food additive petition prior to human use, this requirement excludes “substances that are generally recognized, among experts qualified by scientific training and experience to evaluate their safety as having been adequately shown… to be safe under the conditions of their intended use.” This can be established through a GRAS determination, or by safety assessment.

For a substance to be determined to be GRAS, the scientific data and information about its use must be widely known, and there must be a consensus among qualified experts that this data and information establish that the substance is safe under the conditions of its intended use. Alternatively, the safety of the food substance can be shown in that scientific data and information about its use is widely known, and that qualified experts agree that the food substance is not only safe under the conditions of intended use, but that it meets the standard of “reasonable certainty of no harm.”

Either a GRAS determination or a safety assessment by qualified experts are allowed under FDA regulation of food substances to support clinical studies of food in humans. We rely on qualified experts from scientific consulting organizations that are highly experienced in conducting both GRAS evaluations and safety assessments to conduct initial safety assessments of our MMT candidates. These assessments include reviews of extensive published data on structurally related compounds under the proposed conditions of use in controlled, medically monitored clinical studies. For our MMTs, the structurally related compounds are complex carbohydrates with properties spanning the range of the MMT in question, such as molecular weight and bond types. We conduct such an assessment for each new MMT that we bring into a non-IND human clinical study, and each MMT may be compared to a different set of related compounds or materials, depending on its specific composition. These third-party assessments conclude that our MMTs are safe for intended use in non-IND human clinical studies, which can be conducted to evaluate safety and tolerability, and the nutritional effects of a food on the structure and function of the body.

Our MMT candidates are generally not processed by the upper human digestive tract and are thus delivered directly to the microbiome in the large intestine. The direct adverse effects that we have observed are limited to the symptoms associated with bacterial metabolism when orally administered, such as gas, flatulence, abdominal cramping and pain and diarrhea, and not those generally associated with systemic exposure. These symptoms are the known dose limiting side effects, and they are localized and generally known to be mild and transient. We believe that we can achieve significantly higher doses with our initial MMT candidates before triggering dose-limiting side effects, unlike naturally occurring complex carbohydrates, which result in tolerability challenges at even moderate dosage levels.

Food substances are exempt from pre-market approval by FDA prior to commercial offering if qualified experts conclude they are GRAS under the conditions of their intended use. A review process to assess a GRAS substance may be undertaken by a company by either relying on internal or external resources. The resulting conclusion that a substance is GRAS is called a self-determination of GRAS. Once a self-determination of GRAS is made, a company may begin to market the food substance immediately. The FDA does not require companies to notify the agency of a GRAS self-determination; however, GRAS notifications may optionally be sent to FDA if a notifying entity seeks

FDA review and the issuance of a “no questions” letter. We will decide whether to pursue GRAS determination above and beyond conducting a safety assessment for conducting non-IND human clinical studies based on our corporate strategy relating to commercializing the product candidate as a food substance.

When a food substance is intended for the diagnosis, cure, treatment or prevention of disease, then it is regulated as a drug ingredient. If our non-IND human clinical studies and corporate strategy support further development of the food substance as a drug product, we will need to file an IND application with FDA and obtain IND clearance from the FDA before commencing therapeutic clinical trials. An IND requires submission of additional information on the food substance to be studied as a therapeutic drug, including the information that supports the safety of the product for the intended population to be studied and planned exposure, non-clinical toxicology, details of the manufacturing and testing, and clinical protocols describing the proposed human therapeutic clinical trial(s).

If our non-IND human clinical studies and corporate strategy support marketing of a non-drug product, we may pursue non-drug development pathways to commercialization. We may commercialize our non-drug MMT products ourselves leveraging our in-house nutrition expertise or partner with established nutrition, medical food, or consumer health companies to commercialize these products. We plan to determine the best development path for each of our MMTs at an “MMT decision point” after conducting one or more non-IND human clinical studies. We plan to make our decision about which development path to pursue based on the results of our non-IND human clinical studies, in conjunction with our research into market opportunities and patient needs and our corporate strategy.

Our approach to non-IND human clinical studies

Through non-IND human clinical studies, we believe that we can gain valuable insights into our MMTs’ effects on the microbiome and human health. We are able to measure safety and tolerability and potential markers of effect in these studies, which allows us to assess the potential therapeutic and non-therapeutic viability of our MMT candidates in humans. We can also test multiple MMT candidates in the same non-IND human clinical study, which allows us to assess which MMT candidate shows more potential based on in vivo testing.

For all non-IND human clinical studies not conducted under an open IND, we will adhere to FDA guidance and best practice for food clinical trials, including having qualified principal investigators, developing protocols, obtaining informed consents from patients, and obtaining institutional review board, or IRB, approval. Furthermore, each of our clinical investigators attests that the protocol and study activities adhere to the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines for Good Clinical Practice, or GCP.

We believe that our non-IND human clinical studies can provide preliminary insight into some or all of the following:

•	Safety and tolerability: By collecting data on gastrointestinal symptoms, safety-related parameters and adverse events, a new MMT candidate’s safety may be assessed quickly.

•	Dose-response: An initial assessment of the relationship of dose, frequency and duration of exposure to tolerability can be assessed.

•	Interactions: Interactions between MMT candidates and common medications, foods or non-drug products can be evaluated.

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Ex vivo to human correlation: The correlation between the effects of different MMT candidates on the microbiome and its activity or other indicators in clinical samples can be compared to the effects predicted by ex vivo models, allowing these models to be modified or improved to develop more effective MMT candidates and to improve the predictive capability of the ex vivo screening platform.

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Proof of mechanism: The impact of MMT candidates on various potential markers, such as microbiome effects and patient parameters, can be assessed. Physiological challenges can also be used to examine the effects of MMT candidates on different physiological targets.

•	Microbiome dependence and effects: The variability of the response of different individuals can be assessed.

•	Formulation: Different formulation options can be optimized based on preliminary non-IND human clinical study data to address any issues found with a specific MMT candidate or target population.

In addition to these program-specific study objectives, we measure many microbial and patient biomarkers in each non-IND human clinical study we conduct. Collecting this volume and diversity of data based on non-IND human clinical studies has allowed us to start to build temporal models of microbial responses in humans and to identify links between taxa shifts and metabolite changes. Each study we conduct helps to inform our efforts across a broad range of programs.

These non-IND human clinical studies also allow us to decide whether to continue to develop a specific MMT candidate for non-drug applications or instead to file an IND and investigate it for drug applications. For non-drug applications, we believe we can move MMTs to market with non-IND human clinical study data, allowing us to potentially pursue non-drug products with significant informative data. For drug applications, we believe we can open INDs for our MMTs based on an abbreviated toxicology package and a literature-based safety review of human experience and use and safety studies in human volunteers, allowing us to conduct Phase 2 or later trials in patients with specific diseases under an IND. Our experience in our lead program, including a recent pre-IND meeting with the FDA, supports this approach for those of our MMTs which we decide to develop as potential therapeutics after evaluating the data from non-IND human clinical studies. While each program and the specific MMT candidate that we select for such program will need to be independently evaluated by the FDA, we do not think that there is a reason to believe that our non-IND human clinical study data would not be accepted by the FDA.

Data from these non-IND human clinical studies also inform our activities in discovery and development. Gathering in vivo human data early in the discovery process, together with chemical synthesis and high-throughput screening, allows us to rapidly iterate and improve MMT candidates based on in vivo effects and to continue to build a broader understanding of both our MMTs and the microbiome in general.

To date, we have conducted seven non-IND human clinical studies with our MMT candidates with healthy volunteers. In five of these studies, we have evaluated safety and tolerability, and the results have supported our continued development of our portfolio and our confidence in our approach. In two of these studies, we evaluated specific potential markers of effect, as well as safety and tolerability. We are planning to initiate our eighth non-IND human clinical study — our first study in patients — in late 2018 to support our UCD program.

Bridging ex vivo screening and testing data and results from non-IND human clinical studies

Our ex vivo screening and testing capability utilizes healthy human and patient fecal microbiome communities, or samples. We believe this human-centric assay is a relevant and meaningful environment by which we identify and optimize our lead MMT candidates and is therefore key to the success of our translational research.

Integrating data from ex vivo experiments and non-IND human clinical studies, we have had the opportunity to understand the relationship of ex vivo and in vivo responses and derive insights to further improve our ex vivo screening translatability.

A significant portion of our programs are focused on the identification and optimization of MMTs that target the modulation of specific metabolites (e.g. ammonia, butyrate, uremic toxins and TMA). To this end, we have deployed our ex vivo environment to screen our library for metabolites of interest. With respect to our ability to modulate microbiome nitrogen metabolism, the ex vivo assay has been shown to reproduce that effect with in vivo results for the same MMT.

In addition to bridging our ex vivo assay and in vivo clinical results via effects on specific metabolites, we have also evaluated the predictability with regards to the effects on microbiome community and specific taxa shifts. We have sequenced microbiome samples from subjects collected during several non-IND human clinical studies that enable us to measure in vivo microbiome responses in relation to our ex vivo observations. In certain cases, we have observed meaningful relationships in specific taxa changes between ex vivo and in vivo. However, the microbiome is a complex organ, and correlations determined by taxa alone are unlikely to explain the mechanistic underpinning of the microbiome’s metabolic function. We believe this fundamental complexity supports our use of the holistic ex vivo human-centric assay that is at the heart of our screening efforts.

Finally, the adaptability and flexibility of our ex vivo environment enables us to adjust and optimize parameters such as microbiome community, media and time point. These factors affect the absolute value of metabolite and taxa responses and thereby impact ranking of MMTs in our screens. In cases where we have patient or clinical microbiome samples, we are able to adjust these conditions to validate metabolic responses, and in certain cases improve the alignment of taxa shifts between ex vivo and in vivo. To support the optimization of our ex vivo environment, we have invested in automation to increase throughput and reproducibility, and we plan to continue our commitment to such automation in the future.

Our pipeline

The following chart summarizes our current pipeline:

Hyperammonemia

Our lead programs target hyperammonemia, a metabolic condition generally characterized by elevated levels of ammonia in the blood. Production of ammonia is a normal byproduct of protein breakdown and bacteria in the gut contribute to the normal load of ammonia produced during the course of the day. In healthy individuals, ammonia is processed into urea through the urea cycle, predominantly in the liver, and is subsequently excreted in the urine. When the urea cycle is disrupted, ammonia cannot be processed normally and can build up in the bloodstream to dangerous concentrations.

Hyperammonemia can arise due to a range of underlying diseases and conditions, primarily those of the liver. The liver is highly exposed to microbial metabolites due to portal circulation. The diseases and conditions resulting in hyperammonemia can be congenital, such as UCD, where the liver is missing an enzyme, or acquired, such as liver cirrhosis due to alcoholic hepatitis or chronic infection with the Hepatitis B or C viruses.

Under conditions of stress, such as infection, dehydration or bleeding into the gut, ammonia levels can become highly elevated. Excess levels of ammonia in the blood, leading to increased levels of ammonia in the brain, can cause neurological abnormalities, potentially leading to permanent brain injury, coma and even death.

Our hyperammonemia programs are focused on two specific diseases, UCD and HE. A significant amount of ammonia enters the bloodstream from the gut. Ammonia is produced by the microbiome through two major pathways — deamination of amino acids and urease-mediated hydrolysis of urea. Additionally, because nitrogen is a critical component of many biomolecules, including proteins and nucleic acids, bacteria need to rapidly replenish nitrogen stores during growth. Many species of bacteria will accomplish this by assimilating ammonia.

We believe our MMT candidates may reduce microbiome ammonia levels by affecting these pathways and expect that a net reduction in gut ammonia production in UCD and HE patient populations should result in a net reduction of ammonia levels in their blood. In each of these diseases, addressing hyperammonemia represents a significant unmet medical need.

Urea Cycle Disorders (UCD)

Disease overview

UCD is a serious and life-threatening inherited, rare genetic disease caused by a deficiency in one of the six enzymes or two amino acid transporters that constitute the urea cycle. UCD can lead to hyperammonemia. Hyperammonemic crises can be fatal and may be precipitated by routine childhood illnesses or any other stress, such as surgery, that causes the body to break down protein. Although UCD encompasses eight distinct mutations, the symptoms and treatments across the subtypes are largely similar. The severity of the disease varies significantly based on the level of deficiency in the enzyme/transporter and the UCD subtype.

There are two types of onset for UCD: early and late onset. Approximately one-third of cases are early onset, meaning that they occur within the newborn period (within the first month of life). Even in cases of late onset, the median age of diagnosis is two years. Patient prognosis may range from relatively mild episodic altered mental state to profound developmental disability.

The estimated incidence of UCD is 1 in 35,000 live births in the United States and Europe. UCD is diagnosed either through newborn screening, or at a later point in time when symptoms of the disease present. We believe UCD remains underdiagnosed because newborn screening for the eight UCD subtypes is not universal, and some patients may have milder manifestations and a definitive diagnosis is either never made or made only when a patient presents in crisis. Unfortunately, while mortality rates in UCD have fallen significantly in the last 15 years, they remain high (10-25%, depending on age at onset). We estimate that there are approximately 3,000 patients with UCD in the United States.

Currently available therapies and their limitations

The long-term management of patients with UCD includes a combination of (often severe) dietary restrictions to reduce protein intake and dietary non-drug products. If these measures are insufficient to control hyperammonemia, patients are typically prescribed nitrogen binding therapy, or NBT. In one UCD subtype — N-acetylglutamate synthase deficiency — carglumic acid, which is an activator of a key enzyme missing in that genetic defect, is an additional treatment option. In some patients, manifestations may be so severe as to necessitate a liver transplant.

Dietary restrictions and non-drug products

The primary treatment for UCD is a very low-protein diet, which must be closely monitored and managed to ensure that patients have adequate caloric intake. Inadequate caloric intake may trigger a catabolic state, which generates excess ammonia and can lead to a hyperammonemic crisis. Some patients require nasogastric or gastric feeding to ensure sufficient caloric intake. Dietary non-drug products are sometimes required, including essential amino acids or branched-chain amino acids, such as arginine and citrulline. These dietary restrictions place a significant burden on both patients and their caregivers and often result in diet-induced growth delay, poor school attendance, altered psychological status and/or problems with familial and social integration.

Nitrogen binding therapy

Patients whose disease is not well-controlled through dietary restriction and supplementation are typically prescribed NBT to increase nitrogenous waste excretion. There are two NBT drugs currently approved for the chronic treatment of UCD — sodium phenylbutyrate and glycerol phenylbutyrate. Both treatments act to scavenge excess ammonia by binding to glutamine, a key component of ammonia transport.

Sodium phenylbutyrate is approved for the treatment of hyperammonemia in three UCD subtypes. Sodium phenylbutyrate has many attributes that result in significant challenges with patient compliance, including a high pill burden or large quantity of powder that must be taken, unpleasant taste and smell, food aversion and frequent dosing (3-6 times per day). The maximum daily dose of 20 grams requires patients to consume either 40 vitamin-sized uncoated tablets or 6.9 teaspoons of powder mixed with liquid or food per day. Due to palatability issues, gastrointestinal side effects of the treatment and symptoms of their disease, many patients require a feeding tube.

Glycerol phenylbutyrate is approved for the treatment of hyperammonemia in UCD across all subtypes. Unlike sodium phenylbutyrate, glycerol phenylbutyrate has little to no taste, does not require any preparation, has a relatively small maximum dose (17.5mL per day), and only needs to be taken three times per day. Glycerol phenylbutyrate is one of the most expensive medications available in the United States, with a year of treatment costing almost $800,000 as of 2016. Even with glycerol phenylbutyrate treatment, at least 40% of patients have high ammonia levels and remain at increased risk for hyperammonemic crisis.

Liver transplantation

Because the urea cycle mainly occurs in the liver, liver transplantation is considered curative in UCD. Liver transplants are typically reserved for the most severe UCD cases, with pediatric patients receiving priority listing. However, this option trades the effects of UCD for the potential long-term complications of a liver transplant, including risk of cancer and infection.

Despite the above available treatments, patients with UCD are always at risk of hyperammonemic crises. It has been estimated that 20–25% of acute crises in UCD patients may be related to compliance issues with medications or diet, arising from poor palatability and difficulty to adhere to complex dietary schedules and requirements.

Our product candidate — KB195

We have selected KB195 as our lead MMT candidate for development in the potential treatment of hyperammonemia in patients with UCD. We have obtained a GRAS evaluation that allows us to self-determine our use of KB195 as GRAS. We have conducted a non-IND human clinical study with KB195 in healthy volunteers and plan to initiate a non-IND human clinical study in UCD patients in the fourth quarter of 2018. We also plan to file an IND in the fourth quarter of 2018 to enable the initiation of a Phase 2 clinical trial in 2019. We selected KB195 after assessing its performance relative to a wide range of other MMTs, as well as several controls, in ex vivo screening of microbiome samples from healthy volunteers, as well as microbiome samples from patients with UCD.

Ex vivo screening

We identified several leads for ammonia reduction by conducting high-throughput screening of our MMT candidate library in multiple healthy volunteer microbiome samples. We selected KB195 as the primary lead for further analysis based on our screening. KB195 has consistently been among the best MMT candidates in our library for reducing ammonia levels in ex vivo screening.

Ammonia level reduction relative to control (water) in our ex vivo screening of microbiome samples from healthy volunteers. Our lead compound, KB195, has consistently been among the best MMT candidates in our library for reducing ammonia levels.

Ex vivo testing

We subsequently ran KB195 through ex vivo testing of microbiome samples from patients with UCD. We observed that KB195 reduced ammonia levels in all samples tested and reduced ammonia by more than 50% in 10 of 12 samples tested.

Ammonia reduction relative to control (water) in ex vivo testing of KB195 in microbiome samples tested from UCD patients. We observed that KB195 reduced ammonia in all samples tested and reduced ammonia by more than 50% in 10 of 12 samples.

Clinical development

Based on the ex vivo data described, we conducted a randomized, double-blind, placebo-controlled non-IND human clinical study to evaluate the effect of KB195 on microbiome nitrogen metabolism in healthy volunteers on a high protein diet.

Study design

To evaluate changes in nitrogen metabolism in the gut, we used 15N lacto-ureide as a stable isotope tracer, which enabled us to track the metabolic fate of ammonia released from urea by gut bacteria. The tracer is not absorbed or broken down by human proteins and is excreted in the feces unless it is metabolized by the microbiome. If it is metabolized by the microbiome, it is excreted in the urine. By measuring the relative proportions of nitrogen in the urine at the start and end of dosing, it is possible to model the change in colonic production of ammonia. A reduction in 15N in the urine is thought to be an indicator of reduction in the bacterial production of ammonia.

Subjects were randomized into groups — KB195 (N=12), a maltodextrin placebo (N=12), and a positive control glycan (N=12). All study volunteers consumed a high protein (2.5g/kg/day) diet for the duration of the study. One week after starting the high protein diet, subjects consumed a high protein meal containing 15N-lacto-ureide and remained in the clinic for three days while metabolite measurements, clinical chemistry and safety assessments were conducted. The baseline of nitrogen excretion was established by measuring urinary nitrogen production over a 48-hour period.

Following the baseline period, subjects began taking their assigned study compound at a dose of 9g twice daily. Subjects increased their consumption of the study compound to 18g twice daily on day 6 of product consumption, 27g twice daily on day 10 of product consumption, and 36g twice daily on day 14 of product consumption. Any subject who experienced intolerable gastrointestinal effects was permitted to de-escalate the intake amount to the previously tolerated amount after consulting with the study investigator. At the end of this 19-day dosing period, subjects again consumed a high protein meal containing 15N-lacto-ureide and their 48-hour urinary nitrogen excretion was measured.

Safety and tolerability were assessed according to the Gastrointestinal Tolerability Questionnaire, or GITQ, a patient-reported outcome that assesses gastrointestinal tolerability based on multiple parameters such as severity and frequency of flatulence, nausea, vomiting, abdominal cramping and other gastrointestinal symptoms. Two additional questions were added to this questionnaire to assess frequency and urgency of bowel movements. Subjects also reported tolerability according to the Bristol stool scale, or BSS, which assesses stool consistency, such as whether the subject had constipation or diarrhea.

Study objectives

The primary objective of this study was to compare the effects of KB195 and the positive control glycan to placebo on nitrogen metabolism in the gut of healthy volunteers consuming a high protein diet. Secondary objectives included safety and tolerability, as well as the effects of KB195, the control glycan, and placebo on microbiome community composition.

Safety and tolerability

KB195 had a similar tolerability profile to placebo and was better tolerated than the control glycan.

Subjects reported higher GITQ scores (indicating lower tolerability) starting at lower doses for the control glycan group as compared with KB195 and placebo. For all study compounds, including the placebo, increasing GITQ scores were seen as the dose increased. Subjects in the KB195 and placebo groups reported similar scores and trends — they were both well tolerated at the 9g, 18g, and 27g twice daily dosing levels. Subjects in the control glycan arm reported higher GITQ scores beginning at the 18g twice daily dose level, a trend that continued at all subsequent dose levels.

Change in GITQ score reported by subjects in the non-IND human clinical study of KB195, placebo and a control glycan. Subjects in the KB195 and placebo groups reported similar scores and trends.

Tolerability findings related to diarrhea based on the BSS followed similar trends as the GITQ reported outcomes. In the placebo group, four subjects reported diarrhea at any point in the study. One subject reported transient diarrhea, which is defined as diarrhea lasting for less than one day, during each intake period during the 18g and 36g daily dose periods, and three subjects reported transient diarrhea in the 54g daily dose period. Four subjects reported diarrhea during in the 72g daily dose period.

One subject in the KB195 group reported transient diarrhea at each of 18g, 36g and 54g daily dose periods; the subject reporting diarrhea was different for each dose group. Four subjects reported diarrhea at the 72g daily dose period.

Subjects in the control glycan group reported persistent diarrhea at all dose levels. The number of subjects reporting diarrhea in the control glycan group was three, four, six and ten during the successive 18g, 36g, 54g and 72g daily dose periods. These results suggest that KB195 may be able to be administered at a higher dose level with fewer tolerability issues than the control glycan. As we continue interactions with the FDA regarding our clinical trials, we believe these results can inform our protocol design with respect to drug dosage.

Subjects reporting diarrhea over the course of the non-IND human clinical study of KB195,

placebo and a control glycan. Subjects in the KB195 and placebo groups reported similar diarrhea incidence and trends.

Nitrogen metabolism

To assess the primary endpoint, we measured the change in urinary 15N for each study compound as the change between the two tracer periods. When compared with placebo, we observed a 40.5% decrease in urinary 15N excretion for KB195 and a 56.8% decrease for the control glycan. We observed a 7.6% increase in urinary 15N excretion for placebo (maltodextrin), which is attributed to the high protein diet. The difference in urinary 15N excretion for KB195 was significant as compared with placebo (p=0.0126). P-value is a statistical calculation that relates to the probability that a difference between groups happened by chance, with a p-value of less than 0.05 (i.e., less than 5% probability that the difference happened by chance) generally being used as the threshold to indicate statistical significance. When compared to baseline, we observed a 32.9% decrease in urinary 15N excretion for KB195 and a 49.2% decrease for the control glycan. The difference between the observed decrease in urinary 15N excretion between the control glycan and KB195 was not statistically significant.

Reduction in urinary 15N excretion in healthy subjects on a high protein diet treated with KB195 compared to placebo and control glycan in a non-IND human clinical study. Urinary 15N excretion evaluated at dose of 72g/day.

The degree of reduction in urinary excretion of 15N observed after KB195 dosing compares favorably with published data comparing changes in urinary excretion of 15N following dosing with lactulose, a known treatment for hyperammonemia in HE.

Community composition

We also evaluated changes in microbiome community composition using shotgun metagenomic sequencing. There were considerable differences of community composition at baseline. The decrease in urinary 15N excretion observed following KB195 dosing was not associated with microbiome composition at baseline. This indicates that KB195 may have activity across a range of microbiomes.

We met our expectations for this study and are moving KB195 forward to the next stage of clinical development for UCD.

Future plans for clinical development in UCD

The goal of the UCD program is to develop a potential treatment that significantly improves the clinical outcomes and quality of life for patients by reducing serum ammonia levels and thereby reducing the risk of life-threatening hyperammonemic crises. The objective of the program is to stabilize a greater percentage of UCD patients that are on currently available therapies, and, if data support, move to a first-line, glycerol phenylbutyrate-sparing regimen.

Given the results of this initial non-IND human clinical study, we intend to initiate a non-IND human clinical study of KB195 in UCD patients in the fourth quarter of 2018. Our goal in this study is to evaluate changes in nitrogen metabolism in the gut using 15N lacto-ureide as a stable isotope tracer in five subjects with UCD, as well as explore the safety of KB195 in this patient population.

We plan to file an IND for KB195 in UCD in the fourth quarter of 2018. Additionally, we plan to seek input on our clinical development plans from European regulatory authorities in the first half of 2019.

We filed for orphan drug designation for KB195 for the potential treatment of UCD. We may be able to seek designation of KB195 for the potential treatment of a Rare Pediatric Disease because UCD is a rare and life-threatening disease that primarily affects pediatric patients. The FDA defines a “rare pediatric disease” as a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the U.S. If the Rare Pediatric Disease designation is granted, under the FDA’s Rare Pediatric Disease Priority Review Voucher, or PRV, program, we may be eligible for a Rare Pediatric Disease PRV upon the approval of an NDA for the treatment of a rare pediatric disease. This PRV can be used to obtain priority review for a subsequent new drug application or biologics license application, or BLA, including for another pharmaceutical company, as the PRV may be sold or transferred an unlimited number of times.

We recently had a pre-IND meeting with the FDA for KB195 in UCD. In that discussion, we reviewed the design of our planned Phase 2 clinical trial, which we plan to begin in the first half of 2019 assuming IND clearance. We expect the trial to enroll approximately 30 adult UCD patients with elevated ammonia levels. The planned treatment duration is eight weeks, with a primary endpoint of serum ammonia levels, as measured by serum ammonia 24-hour area under the curve. Patients will also be followed for safety and tolerability. This clinical trial is intended to allow us to evaluate efficacy of KB195 in reducing ammonia in UCD patients and support the inclusion of pediatric patients as soon as possible. We also plan to conduct a rollover extension trial for subjects in the Phase 2 clinical trial to generate data on long term safety and efficacy of KB195.

We have manufactured sufficient KB195 to support the planned non-IND human clinical study and IND-enabling toxicology studies. Larger GMP batch manufacturing is underway to support the Phase 2 clinical trial and future chronic toxicology requirements.

Hepatic Encephalopathy (HE)

Disease overview

HE describes a spectrum of potentially reversible neurologic and psychiatric abnormalities generally seen in patients with liver failure. HE is a common complication of all forms of cirrhosis, and up to 80% of cirrhotic patients have some form of HE, ranging from minimal hepatic encephalopathy, or MHE, to overt hepatic encephalopathy, or OHE. In the United States alone, we estimate that over 500,000 patients suffer from some form of HE, not all of whom have been diagnosed.

OHE is defined as neurologic abnormalities that are observable by a clinician without special testing. Symptoms can include shaking of the hands or arms, disorientation and slurred speech; patients can progress into coma. OHE develops in 30% to 45% of patients with cirrhosis. This condition typically follows a precipitant, such as a gastrointestinal bleed or infection, but may also occur without such precipitants. Although HE may occur as an initial presentation of liver disease, it more commonly presents in an individual with known cirrhosis. Development of OHE is associated with increased mortality and a 3-year survival probability of <25%; mortality risk is independent of the severity underlying liver disease, as measured by the model for end-stage liver disease, or MELD, score. Admissions for OHE are frequent among patients with end stage liver disease and are an important driver of resource utilization in this patient population. In 2009 alone, inpatient costs for HE patients in the United States was estimated to be over $7.2 billion. In the United States, we estimate that there are currently over 100,000 patients with recurrent OHE, though this population is expected to increase in the coming years due to rapid growth of nonalcoholic steatohepatitis.

Patients with MHE have subtle symptoms that may only be detected using specialized psychometric tests. There is currently no common testing paradigm in clinical practice to define MHE. Experts agree that MHE has a profound impact on patients’ quality of life, especially evident in the loss of independent living skills such as driving, and is predictive of subsequent development of OHE. However, there are currently no approved treatments for MHE patients. Patients who have a single episode of OHE, often caused by a precipitant, and subsequently “recover” are also likely to have some level of MHE. As a result of the lack of standardized diagnostic measures and available treatments, MHE is significantly underdiagnosed today. Based on epidemiologic literature, we estimate that there are over 400,000 patients with MHE in the United States today.

Patients with cirrhosis have an increased risk of developing bacterial infections, and infection is a common precipitant of HE, as well as an independent predictor of mortality in these patients. The pathogenesis of these infections is multifactorial, and include intestinal barrier failure, dysbiosis (compounded by the frequent administration of antibiotics), and defects in innate and adaptive immune responses. Infections are present at admission or develop during hospitalization in 25–35% of patients, an incidence that is four to five-fold higher than that observed in the general population. Bacterial infection results in a four-fold increase in the probability of death of patients with cirrhosis with complications, such as OHE. Of increasing concern is the rise of multi-drug resistant, or MDR, pathogens in this patient population, which is related to the frequent use of antibiotics. A recent global study found that 35% of patients with cirrhosis had infections caused by MDR pathogens. Thus, we believe that HE patients would benefit from any potential treatment that could reduce blood ammonia levels as well as infection risk.

Currently available therapies and their limitations

Medical treatment of HE currently includes treatment of the underlying precipitant, if present, such as gastrointestinal bleeding or infection. There are two approved chronic drug treatments for OHE-lactulose and rifaximin. Although there have been small investigational studies into treatments for MHE, there are currently no approved therapies for MHE, which is a significant medical need.

Lactulose

Lactulose is a non-absorbed disaccharide that has been used for several decades to reduce hyperammonemia in patients. Lactulose is the first-line standard of care for OHE for all ages. Experts remain uncertain about lactulose’s mechanism of action, but it is thought to work primarily through purging of the stool and acidification of the colonic environment, leading to the conversion of ammonia to ammonium, which less readily crosses the colonic barrier and enters the bloodstream. Lactulose has also been shown to stimulate bacterial growth, thus promoting assimilation of ammonia into bacterial proteins.

Although lactulose reduces episodes of OHE by up to 50% compared to a placebo, compliance and efficacy is variable. For maximum clinical effect, lactulose must be titrated to two to four loose stools per day. The resulting diarrhea and fecal urgency, as well as other adverse gastrointestinal events, significantly limits patient compliance. Because of the variability in individual response, patients are typically instructed to self-regulate dosing. Given the cognitive implications of OHE, this can be difficult for patients to manage, and taking too little or too much lactulose can lead to exacerbations in the disease. In one study, nearly 90% of OHE recurrence on lactulose treatment was due to either gastrointestinal adverse effects due to lactulose or else lactulose non-compliance.

Rifaximin

Rifaximin, a poorly-absorbed antibiotic derived from rifamycin, is currently approved only as a second line treatment for OHE and is used in conjunction with lactulose when lactulose alone does not control OHE. Its mechanism of action is through inhibition of bacterial growth. Rifaximin, when administered in combination with lactulose, only reduces episodes of OHE by approximately 50% when compared with a placebo. In most of the published clinical trials of rifaximin, including the registration trial just cited, it is tested in combination with lactulose. It is given as a tablet twice per day and is generally well-tolerated as compared to lactulose, although caution is advised for patients with very advanced liver disease due to increased systemic absorption.

Neither lactulose nor rifaximin sufficiently reduces the risk of OHE recurrence, each episode of which significantly increases mortality risk. Given the risks for and implications of infection in this patient population, chronic antibiotic dosing is undesirable. Although there is no published data supporting increased infection for patients on rifaximin, there have been case reports of C. difficile diarrhea during treatment.

A safer, more tolerable and more effective treatment is urgently needed for HE patients.

Our MMT candidate selection

We are evaluating both KB195 and KB174 for clinical development for the potential treatment of HE. For KB195, data from our hyperammonemia program in UCD will inform our decision as to whether to develop KB195 in HE. For KB174, we plan to initiate a non-IND human clinical study in the first half of 2019 to support our HE program. We plan to advance one of these two MMT candidates into a Phase 2 clinical trial for OHE under an IND, if the IND is cleared, in the second half of 2019.

Ex vivo screening

In ex vivo screening, we observed that both KB195 and KB174 comparably reduced ammonia levels. KB195 reduced ammonia by 97% and outperformed lactulose in our ex vivo screen. KB195 has consistently been among the best MMT candidates in our library for ammonia reduction. However, we believe that in addition to reducing ammonia, KB174 may also have a beneficial impact on infection rates in this patient population, an additional unmet medical need.

Ex vivo testing

We tested KB195 in ex vivo microbiome samples from patients with hepatic impairment. KB195 was observed to reduce ammonia levels in 18 of 19 samples tested and reduced ammonia levels by 50% in 14 of 19 samples tested. KB195 was also observed to outperform lactulose in reducing ammonia levels in 14 of 19 samples tested. KB195 was also observed to outperform lactulose in reducing ammonia levels in 14 of 19 of these samples. While analysis of the non-responders is ongoing, we currently have no reason to believe that the non-response rate will be a barrier to the development of this program.

Ammonia reduction relative to control (water) in ex vivo testing of KB195 and lactulose in microbiome samples tested from hepatically impaired patients. KB195 was observed to reduce ammonia levels in 18 of 19 samples tested and to outperform lactulose in reducing ammonia levels in 14 of 19 samples.

Future plans for clinical development in HE

The goal of the HE program is to develop a potential treatment that addresses patient needs across the full spectrum of HE, from MHE to OHE. We expect to initially focus on OHE; following successful development in OHE, we would expect to extend our development program to address MHE.

In OHE, our goal is to demonstrate a reduction in the rate of OHE events and potentially reduce infection rates. We intend to initiate a non-IND human clinical study with KB174 in patients with hepatic impairment in 2019 with 20-24 Child Pugh class A cirrhotic patients. Our goal is to evaluate our MMT candidates’ ability to modulate ammonia levels following a protein challenge, as well as explore the safety of our MMT candidates in this patient population.

We plan to advance one of these two MMT candidates into a Phase 2 clinical trial for OHE under an IND, if the IND is cleared, in the second half of 2019. Specific clinical trial designs will be evaluated with the FDA, but we anticipate that this Phase 2 clinical trial will enable us to evaluate the efficacy of our MMT in reducing ammonia in OHE patients and determine the dose for a subsequent registration clinical trial.

We are anticipating initial interactions with the FDA on this program, including a pre-IND meeting, in the first half of 2019. We expect to seek orphan drug designation for our MMT candidate in OHE. In addition to these FDA interactions, we plan to seek input on our clinical development plans from European Regulatory authorities in 2019.

Other programs

Multi-drug resistant (MDR) bacteremia in high risk patients

Scientific rationale

Gut commensal bacteria prevent colonization of potential pathogens and maintain the intestinal barrier, thus preventing pathogen translocation to other organs. However, administration of chemotherapy or antibiotics reduces the diversity of the commensal microbiota and, thus, its ability to perform this critical protective function. We believe one potential way to restore the diversity of commensal bacteria is through administration of glycans that are exclusively metabolized by commensal bacteria, but not by pathogens. This strategy may therefore increase the diversity and biomass of the commensal microbiota and lead to a reduction in the relative abundance of pathogens. Our initial MMT candidates may selectively feed the commensal microbiome and reduce the relative abundance of pathogens.

Disease overview

MDR pathogens are a significant and growing global health threat. In the United States alone, at least two million people per year are infected with bacteria that are resistant to antibiotics, and this number is growing. As antibiotics become less effective for the prevention and treatment of infections, infections that were once relatively routine are becoming progressively more difficult to treat. Patients who develop MDR infections are at increased risk of mortality and consume more healthcare resources than patients infected with non-resistant strains of the same bacteria.

Some patients are at particularly high risk of MDR pathogen colonization and infection and we are currently considering two different transplant populations for our initial focus in this program. Bacterial infections are common after hematopoietic stem cell transplantation, or HSCT, due to pre-transplant immune system ablation, and these infections are the leading cause of patient mortality, excluding mortality due to the primary disease. There are approximately 22,000 HSCT patients in the United States each year. Recent estimates suggest that approximately one third of these patients are colonized with vancomycin-resistant enterococcus, or VRE, and that up to 15% of these colonized patients will go on to develop a VRE bacteremia, a bacterial infection in the bloodstream. Up to one-third of patients with VRE bacteremia will ultimately die due to complications of the infection. Importantly, several studies have shown that bacteremia in this patient population is frequently preceded by intestinal domination by the same organism, suggesting that reducing this domination may reduce infection rates and therefore improve outcomes in this patient population.

Bacterial infections are also common in liver transplant recipients, both in the period prior to a liver transplant and post-engraftment. In patients with End Stage Liver Disease, infections rates are as high as 40% in the first year after transplant waiting list placement. Infection is the leading cause of waiting list de-listing. For patients without infection, the median wait list time is 163 days, while for those patients with an infection, the median wait list time is more than twice that long (381 days). As of 2016, there were nearly 14,000 candidates waiting for a liver transplant in the United States, and the median wait list time was 11.3 months. 50% of patients experience an infection in the first 100 days post-transplant, when they are on immunosuppressive therapy.

Currently available therapies and their limitations

Delays in treating an infection with the correct antibiotics is strongly associated with increased morbidity, mortality and cost. This is often the case in MDR infections, where days may go by before the results of resistance testing become available. For some patients and certain bacteria, no effective treatment options are available, and some last line of defense antibiotics are associated with unwanted side effects and toxicities or the rapid development of resistance. There is a need for additional approaches for clinical management of these infections.

Ex vivo screening

We have screened our MMT candidate library by spiking in MDR pathogens, including VRE and carbepenam-resistant enterobacteriaceae, or CRE, and evaluating the ability of our initial MMT candidates to support commensal growth and not pathogen growth, thereby reducing the proportion of pathogens in the community. We subsequently evaluated specific VRE, CRE, and C. difficile strains to ensure that our initial MMT candidates could not be utilized by these pathogenic bacteria.

Certain MMT candidates reduced the relative abundance of select pathogens in ex vivo screening.

Ex vivo testing

In addition to evaluating MMT candidate performance in healthy volunteer microbiome samples spiked with pathogens, we tested the ability of one of our initial MMT candidates in this program to reduce pathogens in microbiome samples from 13 ICU patients. In 10 of the 13 samples, one of our lead MMT candidates was observed to reduce the relative abundance of pathogens by a median of 45% relative to control. In the three non-responder samples, there were no detectable viable commensal bacteria for which our MMT candidate could support growth. In the future, there may be an opportunity to combine administration of our MMTs alongside commensal strains to benefit patients with depleted microbiomes.

One of our lead MMT candidates reduced pathogens in 10 of 13 microbiome samples from ICU patients relative to control (water) in ex vivo testing.

Future plans for clinical development in MDR bacteremia in high risk patients

Based on this data, we have selected several MMT candidate leads for additional evaluation and expect to initiate a non-IND human clinical study in colonized subjects in the first half of 2019. Based on data from our non-IND human clinical studies, we will select an MMT candidate and decide whether to pursue the drug development pathway for this program.

Chronic kidney disease

Scientific rationale

Chronic kidney disease, or CKD, is associated with high plasma levels of uremic toxins, or UTs, such as indoxyl sulfate, trimethylamine N-oxide, or TMAO, and p-cresyl sulfate. The precursors of these UTs — indole, trimethylamine, or TMA, and p-cresol — are produced by gut microbes. The microbiome is the primary source of these UTs, which are strongly associated with the pathogenesis resulting from CKD. Our approach is, therefore, to identify MMTs that reduce the relative population of UT-producing bacterial species or that impair the ability of those organisms to produce uremic toxins, thereby reducing plasma levels of UTs.

Disease overview

CKD is the gradual loss of kidney function. Kidneys are responsible for filtering waste and excess fluid, which is subsequently excreted in the urine. When kidney function is compromised, dangerous levels of fluid and toxins accumulate in the body. CKD can progress to end stage renal disease, or ESRD, which requires dialysis or a kidney transplant. Many patients with CKD remain asymptomatic until kidney function is significantly impaired. CKD is a significant medical problem, estimated to impact over 200 million patients worldwide. In 2015, 20% of Medicare spending, or approximately $98 billion, went to patients with CKD, including over $30 billion for patients on dialysis.

Currently available therapies and their limitations

We believe that current management of CKD is suboptimal. Some approaches are focused on addressing the risk factors of kidney disease, such as diabetes and hypertension, and less so on the underlying mechanism. Other approaches require broad spectrum immunosuppression, such as high dose steroids like Prednisone. Some forms of CKD have no effective treatment options.

Ex vivo screening and testing

We have established an ex vivo screen for indole, the precursor of indoxyl sulfate, which we have used to screen our MMT candidate library. We are in the process of establishing a robust screening approach for TMA, which we will then utilize in both our CKD and atherosclerotic cardiovascular disease programs. Through these screening efforts, we hope to identify MMTs that can significantly reduce production of the three UTs. While initial screening efforts will employ healthy volunteer microbiome samples, we will then test promising MMT candidates against microbiome samples collected from patients in various stages of CKD to identify the best candidates to bring forward into non-IND human clinical studies.

In parallel with our screening efforts, we are also evaluating the impact of our MMT candidates on UTs based on data from three separate non-IND human clinical studies. Although none of these studies was designed explicitly to examine UTs, we collected data on biomarkers such as indoxyl sulfate, TMAO and p-cresyl sulfate, supporting our overall approach of collecting broadly applicable data from every non-IND human clinical study we conduct. The data from the two non-IND human clinical studies we have analyzed thus far suggests that our MMT candidates have differential effects on the accumulation of these UTs. Finally, we have established a rat model of ESRD in which we observed that one of our MMT candidates significantly reduced serum levels of p-cresyl sulfate to levels indistinguishable from healthy rats.

Atherosclerotic cardiovascular disease

Scientific rationale

Several large studies have demonstrated an association of elevated TMAO with an increased risk of atherosclerotic disease, cardiovascular events and an increased risk of stroke/transient ischemic attack. This includes a large recent study which found that an elevated plasma TMAO level was independently associated with the risk of major adverse cardiac events and was also a significant predictor of long-term patient mortality. TMAO is generated in the liver from TMA, a choline and carnitine degradation product nearly exclusively produced by the microbiome and similar to other UT precursors, such as indole.

In this program, we are seeking to lower the systemic level of TMAO by suppressing the production of TMA by the microbiome.

Disease overview

Atherosclerosis, or AS, is a disease in which plaque builds up in the arteries. Over time, this plaque hardens and narrows the arteries, limiting the flow of oxygen-rich blood to vital organs and leading to serious problems such as heart attack, stroke and death. AS is a slow, progressive disease that may start in childhood. Atherosclerotic cardiovascular disease, or ASCVD, is very common in the United States and around the developed world. In the United States, nearly 30 million adults have been diagnosed with heart disease, which is the leading cause of death and accounts for 25% of deaths in the United States. Risk factors for ASCVD include elevated levels of cholesterol and triglycerides in the blood, high blood pressure, smoking, diabetes and obesity.

Currently available therapies and their limitations

There are currently no marketed prescription treatments that address elevated levels of TMAO in the treatment of ASCVD. All existing treatments are aimed at addressing known risk factors to reduce the likelihood of AS complications such as heart attack (acute coronary syndrome) and stroke. The most commonly recommended treatments are “heart healthy” lifestyle changes such as healthy eating, weight loss and quitting smoking. Pharmacological approaches are focused on addressing specific risk factors such as diabetes, cholesterol, blood pressure and inflammation through medications such as statins, beta blockers, blood thinners, PCSK9 inhibitors and angiotensin II receptor blockers. In the most severe cases, patients require surgical intervention or other approaches to mechanically open blockages, such as stenting.

Ex vivo screening and testing

We are in the process of establishing a robust screen for TMA and plan to screen our MMT candidate library in late 2018.

Drug or disease-induced diarrhea

The microbiome produces significant quantities of short chain fatty acids, including acetate, propionate and butyrate, through the fermentation of undigested carbohydrates. These short chain fatty acids exert effects on the colonic lining, including water re-absorption, barrier function improvement and inflammation reduction. Studies over many decades show that butyrate, in particular, has the most potent and wide-ranging of these effects.

In this program, we seek to increase butyrate and other short chain fatty acid production using MMTs. We believe that increasing short chain fatty acid production may have several potential applications. We are currently exploring the application of this approach in drug or disease-induced diarrhea and are awaiting results from a non-IND human clinical study that will further inform our work.

Future pipeline opportunities

We are already starting to pursue future opportunities beyond our initial pipeline. Our proprietary product platform is designed to generate the knowledge and insights required to support discovery and development work in a wide range of areas, including where evidence of a link to the microbiome exists but the biology is not yet fully defined. We believe that these areas of more complex microbiome-human biology present an opportunity to leverage our human-centric discovery and development approach and computational expertise.

We are investing in the infrastructure necessary to support this vision. We are expanding our ex vivo screening to incorporate new outputs. These new outputs include cell-based assays, which allow us to assess our MMT candidates’ effects on human response, targeted and untargeted metabolomics and whole transcriptome shotgun sequencing. We aspire to expand our synthetic chemistry to chemical classes beyond complex carbohydrates and thereby discover novel MMTs across multiple chemical classes. We also continue to build our computational biology and data science teams and capabilities, which are a critical underpinning of our approach and allows us to bring large, diverse datasets together to drive richer and more meaningful conclusions about our MMT candidates and the microbiome.

We have several active programs in discovery, including work in diabetes, immuno-oncology, inflammation and infant health. Correlative data has been published for each of these areas suggesting that the microbiome plays a critical role, and our discovery efforts are largely focused on either establishing a mechanistic hypothesis or establishing and optimizing an ex vivo screen to address these opportunities. We will either advance our lead MMT candidates once identified for future pipeline opportunities through either the drug or non-drug pathway. We are also open to opportunities to leverage our proprietary product platform in combination with other approaches to the microbiome.

Our diabetes program is the first future pipeline opportunity for which we will be bringing an MMT candidate into non-IND human clinical studies. We are currently conducting a non-IND human clinical study in Type 2 diabetes, initially with a proprietary formulation of commercially-available ingredients. This study goes beyond a traditional, single treatment duration design. Instead, it is a rapid and iterative series of studies wherein we are generating large amounts of biological, physiological and consumer (emotional, attitudinal) data. In this same study, we are gathering data on commercialization and product preferences, combining key elements of traditional in-home use test and classical clinical studies.

We started the initial stage of the study in August 2018 and rapidly enrolled it. Patients are being followed for three months, during which we are measuring a variety of datapoints, including blood HbA1c, body weight, stool samples and quality of life. We expect the initial stage of the study to be completed in the second half of 2018. We intend to introduce our own MMT candidate in the final stage of the study in the second half of 2019.

We have built and continue to invest in strengthening our significant capabilities in computational biology and data science, which we believe will enable us to learn quickly from the human data we collect. We believe this knowledge supports our goal of leading a revolution in health by optimizing the potential of the human microbiome.

Manufacturing

We have developed proprietary methods for the manufacture of MMT candidates that we believe are scalable and transferable to current good manufacturing practice requirements, or cGMP, manufacturing facilities. Our MMT candidates are synthesized, purified and isolated using standard small molecule unit operations (such as batch synthesis and column chromatography). The manufacturing process produces bulk MMT candidates suitable for oral administration in a variety of forms, including liquids and spray dried powders in sachets. In addition, we have established robust analytical methods to assess the identity and purity of our MMT candidates. We believe that these controlled manufacturing processes and analytical methods will allow us to produce and release cGMP batches of material with consistent quality.

Our internal manufacturing capabilities include the production of batches of our MMTs for ex vivo screening and testing, toxicology and non-IND human clinical studies. Process development and GMP manufacturing are critical for the successful clinical translation of our MMT candidates. We believe our internal expertise and external partnerships will allow us to supply moderate quantities of MMT candidates quickly in order to support our non-IND human clinical studies.

Our MMT candidate manufacturing processes consist of bulk and final product manufacturing. We have established expertise across all aspects of bulk MMT candidate manufacturing unit operations including synthesis, purification and isolation. We also have advanced knowledge related to finished product manufacturing, as well as analytical characterization and quality control testing of our MMT candidates. Our MMT candidates have demonstrated stability under long-term storage conditions. We will continue to develop novel formulation technologies for enhanced delivery and activity.

We currently rely on third-party manufacturers for the GMP production of larger quantities of MMT candidates for clinical trials. Our internal personnel have extensive cGMP manufacturing experience in order to ensure efficient technology transfer and to oversee the development and manufacturing activities conducted by third-party manufacturers. Our agreements with third-party manufacturers include confidentiality and intellectual property provisions to protect our proprietary rights to our MMT candidates. In some instances, we have reserved resources from third-party manufacturers for the development and manufacture of our MMT candidates for near-term clinical programs.

For example, in September 2018, we entered into an Umbrella Development Services Agreement, or the PSG Agreement, with Patheon UK Limited, pursuant to which we and affiliates within the global network of services sites in Thermo Fisher Scientific Inc.’s Pharma Services Group, or PSG, may enter into certain project proposals, or Project Proposals, for (i) pharmaceutical development or clinical manufacturing services; (ii) packaging and labeling services; (iii) sourcing of material services or (iv) transportation, distribution and logistics services. We will pay PSG on a project-by-project basis, as specified in each respective Project Proposal within 30 days of the date of the invoice. We will also reimburse PSG for the cost of raw materials, supplies consumables and third party expenses. Pursuant to the PSG Agreement, we will grant to PSG a non-exclusive, paid-up, royalty-free, non-transferable license of our intellectual property that may be necessary in order for PSG to provide the services. In exchange, PSG assigns to us all right, title and interest in and to all intellectual property developed under any Project Proposal. The PSG Agreement will remain in effect for three years following the effective date and will automatically renew for additional three year periods. The PSG Agreement or any Project Proposal may be terminated by us with 30 days written notice without cause and by either party by written notice upon a material breach or insolvency of the other party. PSG may terminate a Project Proposal by written notice to us upon delay of or inability to complete services.

While we do not have a current need for commercial scale manufacturing capacity, at the appropriate time we intend to evaluate both building pharmaceutical grade cGMP internal capabilities and contracting with third-party manufacturers.

Intellectual property

Overview

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patent protection in the United States and internationally for our product candidates and discovery platform. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We seek to obtain domestic and international patent protection, and endeavor to promptly file patent applications for new commercially valuable inventions. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We plan to continue to expand our intellectual property estate by filing patent applications directed to pharmaceutical compositions, methods of treatment, methods of manufacture or identified from our ongoing development of our product candidates, as well as discovery based on our proprietary product platform. Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce any patents that we may obtain, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent may be challenged in courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. We cannot guarantee that our pending patent applications, or any patent applications that we may in the future file or license from third parties, will result in the issuance of patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or at all, whether the claims of any patent applications, should they issue, will cover our product candidates, or whether the claims of any issued patents will provide sufficient protection from competitors or otherwise provide any competitive advantage. We cannot predict the scope of claims that may be allowed or enforced in our patents. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our programs and product candidates.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and patent application filings, we cannot be certain of the priority of inventions covered by pending patent applications. Accordingly, we may not have been the first to invent the subject matter disclosed in some of our patent applications or the first to file patent applications covering such subject matter, and we may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office, or USPTO, to determine priority of invention. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Patent portfolio

Our patent portfolio includes patent applications in varying stages of prosecution in the United States and selected jurisdictions outside of the United States. As of October 15, 2018, our patent portfolio in total consisted of seven issued U.S. patents, two issued European patents, ten issued patents in other jurisdictions (Australia, Canada, China, Colombia, Indonesia, Mexico, New Zealand, Singapore and South Africa), three pending PCT applications, 110 pending non-provisional applications (U.S., EP and other jurisdictions), and 16 pending U.S. provisional applications, which include claims directed to compositions, methods of use and manufacturing processes. All patents are owned by us.

The patent portfolio includes patents and applications (numbers for U.S. and Europe only) with claims directed to the following:

MMT candidate platform

We own four issued U.S. patents (U.S. 9,205,418; 9,079,171; 8,476,388; and 8,466,242), one issued EP patent (EP 2681247), one pending U.S. and two pending EP non-provisional applications, four pending U.S. provisional applications, and one pending PCT application containing composition of matter, method of making and use claims related to our MMT candidate platform. The issued patents in the earliest of these families are expected to expire in 2032, not including any patent term adjustments and any patent term extensions. Any applications claiming priority to the provisional applications that issue as a patent are expected to expire in 2038. Certain patents and patent applications described above are licensed exclusively to Midori USA, Inc. for use in the animal health field.

Hyperammonemia program — UCD and HE

We own one issued U.S. patent (U.S. 9,901,595), one issued EP patent (EP 3071235), one pending U.S. non-provisional application, and two pending U.S. provisional applications containing composition of matter, method of treatment and use claims related to our UCD/HE program. The issued patents in the earliest of these families are expected to expire in 2036, not including any patent term adjustments and any patent term extensions. Any applications claiming priority to the provisional applications that issue as a patent are expected to expire in 2038.

Multi-drug resistant (MDR) bacteremia in high risk patients program

We own one issued U.S. patent (U.S. 9,757,403), one issued EP patent (EP 3071235), one pending U.S. and one pending EP non-provisional applications, and one pending U.S. provisional application containing method of treatment and use claims related to our Pathogen program. The issued patents in the earliest of these families are expected to expire in 2036, not including any patent term adjustments and any patent term extensions. Any applications claiming priority to the provisional application that issue as a patent are expected to expire in 2038.

Chronic kidney disease (CKD) program

We own one pending U.S. provisional application containing composition of matter, method of treatment and use claims related to our chronic kidney disease program. Any applications claiming priority to the provisional application that issue as a patent are expected to expire in 2038.

Atherosclerotic cardiovascular disease program

We own one pending U.S. provisional application containing composition of matter, method of treatment and use claims related to our atherosclerotic cardiovascular disease program. Any applications claiming priority to the provisional application that issue as a patent are expected to expire in 2038.

Drug or disease-induced diarrhea program

We own one issued U.S. patent (U.S. 9,492,473) and one pending U.S. non-provisional application containing method of treatment and use claims related to our drug or disease-induced diarrhea program. The issued patents in the earliest of these families are expected to expire in 2036, not including any patent term adjustments and any patent term extensions. Any applications claiming priority to the provisional application that issue as a patent are expected to expire in 2038.

Patent term

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the U.S., the base term is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the USPTO. In some cases, the term of a U.S. patent is shortened by terminal disclaimer that reduces its term to that of an earlier-expiring patent. The term of a U.S. patent may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, to account for at least some of the time the drug is under development and regulatory review after the patent is granted. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of such an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or fourteen years from the date of the FDA approval of the drug, and a patent cannot be extended more than once or for more than a single product. During the period of extension, if granted, the scope of exclusivity is limited to the approved product for approved uses. Some foreign jurisdictions, including Europe and Japan, have analogous patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency.

In the future, if and when our product candidates receive FDA approval, we expect to apply, if appropriate, for patent term extension on patents directed to those product candidates, their methods of use and/or methods of manufacture. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Trade secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We typically rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements provide that all confidential information developed or made known during the course of an individual or entities’ relationship with us must be kept confidential during and after the relationship. These agreements also provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, see “Risk Factors — Risks Related to Our Intellectual Property.”

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, strong competition and an emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from many different sources, including larger pharmaceutical companies with more resources. Specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, method of administration, cost, level of promotional activity and intellectual property protection.

Although there are currently many bacterial product candidates in development by companies that target the microbiome (e.g., Seres Therapeutics, Inc., Synlogic, Inc. and Evelo Biosciences, Inc.), we believe that we have a differentiated approach and do not consider ourselves to be in competition with these bacterial microbiome approaches.

Although our novel chemistry approach is unique from most other existing or investigational therapies across the disease areas where our development is focused, we will need to compete with all currently or imminently available therapies in these areas. We are aware of several marketed and investigational products in our leading disease areas, including but not limited to:

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Urea Cycle Disorders (UCD): The currently approved treatments for UCD are largely nitrogen binding therapies such as glycerol phenylbutyrate, sodium phenylbutyrate and sodium benzoate. Investigational therapies are being developed by several specialty pharmaceutical and biotechnology companies, including UltraGenyx Pharmaceuticals Inc., Synlogic, Inc. and Promethera Biosciences SA.

•	Hepatic Encephalopathy (HE): The two marketed therapies for HE are rifaximin and lactulose, but there are several investigational therapies being developed by large and specialty pharmaceutical and biotechnology companies, including Mallinckrodt Pharmaceuticals, Gilead Sciences, Inc. and Bausch Health Companies Inc.

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Multi-drug Resistant Pathogens (VRE and CRE): All existing marketed therapies targeting VRE and CRE are antibiotics, such as those made by Pfizer Inc., Allergan plc, Merck & Company, Inc., Melinta Therapeutics, Inc. and others. Investigational therapies that are in later stages of development are also antibiotic approaches. The few microbiome-based approaches in development are intended as combination therapies with antibiotics.

In addition for any non-drug products that we commercialize, we will compete with nutrition, medical food or consumer health companies, including Abbott Nutrition, Nestle Health Science, Nutricia, a division of Danone, Reckitt Benckiser and Perrigo.

Government regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval (when required), advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs such as those we are developing as well as dietary non-drug products and foods. We, along with our contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval for our product candidates. The process of obtaining regulatory approvals of drugs for therapeutic indications or commercialization of non-drug products and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, the FDA regulates drug products as well as dietary non-drug products such as foods under the Federal Food, Drug and Cosmetic Act, or the FD&C Act, its implementing regulations and other laws. None of our product candidates has been approved by the FDA for marketing for therapeutic indications in the United States or been authorized for use as a food or medical food. If we fail to comply with applicable FDA or other requirements at any time during product development, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled enforcement letters, product recalls, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

The process required by the FDA before our MMT product candidates as drugs for therapeutic indications may be marketed in the United States generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	approval by an IRB or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of a New Drug Application, or NDA, to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA;

•	payment of user fees for FDA review of the NDA;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

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compliance with ay post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

FDA regulation of food uses

In parallel with our development of MMT product candidates for therapeutic indications, we are exploring the development of some of our product candidates as conventional food products. To date, we have not elected a product candidate to develop and market as a food, and may elect never to do so.

The FDA and other regulatory authorities, including the Federal Trade Commission, or FTC, also regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, advertising, promotion, distribution, safety, and adverse event reporting of conventional foods. Among other things, manufacturers of conventional foods and medical foods must meet relevant current good manufacturing practice, or cGMP, and certain requirements that govern the manufacturing, packaging, labeling and holding of foods.

Under sections 201(s) and 409 of the FD&C Act, any substance that is reasonably expected to become a component of food or added to food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance generally recognized among qualified experts as having been adequately shown to be GRAS. Any food that contains an unapproved food additive is considered adulterated under section 402(a)(2)(C) of the FD&C Act. GRAS ingredients are exempt from the definition of food additive and from the mandatory premarket approval requirements for food additives. Under sections 201(s), and FDA’s implementing regulations in 21 CFR § 170.3 and 21 CFR § 170.30, the use of a food substance may be GRAS either through scientific procedures or, for a substance used in food before 1958, through experience based on common use in food.

General recognition of safety through scientific procedures requires the same quantity and quality of scientific evidence as is required to obtain approval of the substance as a food additive and ordinarily is based upon published studies, which may be corroborated by unpublished studies and other data and information. General recognition of safety through experience based on common use in foods requires a substantial history of consumption for food use by a significant number of consumers. If an ingredient is GRAS for one use, it is not necessarily GRAS for all uses. Under section 201(s) of the FD&C Act, it is the intended use of a substance, rather than the substance itself, that is eligible for classification as GRAS.

Manufacturers of GRAS substances may voluntarily provide the FDA with a notification of GRAS determination, which includes a description of the substance, the applicable conditions of use, the dietary exposure and an explanation of how the substance was determined to be safe for the intended use. Upon review of such a notification, the FDA may respond with a “no questions” letter stating that while it has not made its own GRAS determination, it has no questions at the time regarding the applications’ own GRAS determination. Alternatively, manufacturers may elect to “self-determine” a given substance as GRAS without the voluntary FDA notification but should retain all applicable safety data used for GRAS determination in the case of FDA inquiry. We currently test certain glycan substances which we have determined are safe for non-IND human clinical studies. This assessment is based on initial safety assessments conducted by qualified experts from third-party scientific consulting organizations and because these compounds are related to a class of compounds that is GRAS based on their history of safe human exposure when utilized for particular uses as food substances.

With certain exceptions, clinical investigations in which an investigational drug is administered to human subjects must be conducted under an IND, as required by FDA regulations. The FDA has published a guidance document for clinical investigators, sponsors, and IRBs, Investigational New Drug Applications (INDs) — Determining Whether Human Research Studies Can Be Conducted Without an IND, that provides the FDA’s thinking on when an IND is required for human research studies. FDA’s interpretation of its regulations, as articulated in this guidance, do not require human testing of food, dietary supplements, or GRAS substances to be conducted under an IND unless such testing is intended to evaluate the product’s ability to diagnose, cure, mitigate, treat, or prevent a disease or condition. FDA specifically recognizes an IND will not be required when a study is designed to “evaluate the tolerability of a food in a specific susceptible population, including individuals with a disease in a diseased population,” provided the study is not designed to assess the impact of the food or medical food on the disease. There is no assurance that FDA’s thinking on this matter will not change, and if it does, FDA may decide to take enforcement action against testing of GRAS substances that it believes should be conducted under an IND, or the FDA may delay or deny an IND submitted with supporting data from human studies not conducted under an IND, or require alternate or additional data to support such a IND before authorizing an applicant to proceed.

Additionally, depending on the circumstances, the use of a substance in certain clinical investigations may restrict the marketing of such substance in food. Section 301(ll) of the FD&C Act prohibits the marketing of any food to which has been added a drug or biologic for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public, unless the substance was marketed in food before any substantial clinical investigations involving the drug or biologic were instituted or one of the other exceptions in section 301(ll) applies. Marketing the substance of interest in food before seeking an IND or beginning any clinical investigations preserves the option to continue to market the substance in those forms after substantial clinical investigations have been instituted and their existence has been made public.

The FDA may classify some or all of our potential product candidates as containing a food additive that is not GRAS. Such classification would cause these product candidates to require pre-market approval for a food additive regulation, which could substantially delay or prevent the commercialization of these product candidates for non-drug uses. Any delay in the regulatory consultation process, or a determination that any of our drug or food product candidates do not meet regulatory requirements of FDA, including any applicable GRAS requirements, could cause a delay in the commercialization of our product candidates, which may lead to reduced acceptance by the public or others or an inability to commercialize those candidates at all.

FDA regulation of medical food uses

In parallel with our development of MMT product candidates for therapeutic indications, we are exploring the development of some of our product candidates as medical food products. To date, we have not elected a product candidate to develop and market as a medical food, and may elect never to do so.

The FDA and other regulatory authorities, including the FTC also regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, advertising, promotion, distribution, safety, and adverse event reporting of medical foods. Among other things, manufacturers of medical foods must meet relevant current good manufacturing practice, or cGMP, and certain requirements that govern the manufacturing, packaging, labeling and holding of foods.

As defined in section 5(b)(3) of the Orphan Drug Act (21 U.S.C. 360ee(b)(3)), a medical food is “a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation.” The FDA has established a regulation at 21 C.F.R. 101.9(j)(8) that further defines medical foods as a product that is (1) is specially formulated and processed product (as opposed to a naturally occurring foodstuff used in its natural state) for the partial or exclusive feeding of a patient by means of oral intake or enteral feeding by tube; (2) is intended for the dietary management of a patient who, because of therapeutic or chronic medical needs, has limited or impaired capacity to ingest, digest, absorb, or metabolize ordinary foodstuffs or certain nutrients, or who has other special medically determined nutrient requirements, the dietary management of which cannot be achieved by the modification of the normal diet alone; (3) provides nutritional support specifically modified for the management of the unique nutrient needs that result from the specific disease or condition, as determined by medical evaluation; (4) is intended to be used under medical supervision; and (5) is intended only for a patient receiving active and ongoing medical supervision wherein the patient requires medical care on a recurring basis for, among other things, instructions on the use of the medical food.

The FDA considers the statutory definition of medical foods to narrowly constrain the types of products that fit within this category of food. Medical foods are a distinct category of food applications. The marketing of medical foods generally does not require pre-market approval. The medical food category may offer promising opportunities for our products because a medical food can be marketed without first obtaining FDA approval. There can be no assurance we will be able to develop the data that are needed to substantiate the positioning of the product as a medical food or that FDA would concur the product meets the medical food definition.

Preclinical and clinical trials for drugs

Once a product candidate is identified for development as a drug, it enters the preclinical testing stage. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to evaluate the potential for adverse events, which must be conducted in accordance with federal regulations and requirements, including GLP requirements. The results of the preclinical studies, together with manufacturing information and analytical data as well as the results of our non-IND human clinical studies, are submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Clinical trials involve the administration of the product candidate to human volunteers under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol for our product candidates for therapeutic indications must be submitted to the FDA as part of the IND. An IRB for each investigator site proposing to participate in a clinical trial must also review and approve the clinical trial before it can begin at that site, and the IRB must monitor the clinical trial until it is completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing of product candidates for therapeutic indications also must satisfy extensive GCP requirements, including requirements for informed consent.

Human clinical trials for therapeutic indications are typically conducted in three sequential phases, which may overlap or be combined. In certain circumstances, where sufficient evidence of safety and tolerability are collected from preclinical studies and other human experience with a product, such as our non-IND human clinical studies, we believe a human clinical trial may begin at a later phase (e.g., Phase 2).

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Phase 1 — Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2 — Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase 3 — Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials for therapeutic indications, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA or BLA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. Furthermore, if a designated orphan product receives marketing approval for an indication broader than the rare disease or condition for which it received orphan designation, it may not be entitled to orphan exclusivity.

Expedited development and review programs for drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life- threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

A new drug or biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as Priority Review, discussed below. In addition, a new drug or biologic may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of

Fast Track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and accelerated approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, FDA must review an application in six months compared to ten months for a standard review. Additionally, products are eligible for accelerated approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. In addition, unless otherwise informed by the FDA, the FDA currently requires, as a condition for accelerated approval, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the standards for approval but may expedite the development or review process.

U.S. marketing approval for drugs

Assuming successful completion of the required clinical testing of our product candidates for drug uses, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy. The marketing application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision on whether to accept the application for review.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. An Agreed Initial Pediatric Study Plan requesting a waiver from the requirement to conduct clinical studies has been submitted to the FDA.

The FDA also may require submission of a REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the Sponsor product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

U.S. post-approval requirements for drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. There is also a continuing, annual prescription drug product program user fee.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Other regulatory matters

Manufacturing, sales, promotion and other activities following product approval or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other healthcare laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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The Anti-Kickback Statute prohibits for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration, directly or indirectly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to ten years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it.

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Federal civil and criminal false claims laws and civil monetary penalty laws including the federal False Claims Act which imposes civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Claims that include items or services resulting from a violation of the federal Anti-Kickback Statute are false or fraudulent claims for purposes of the False Claims Act. Our future marketing and activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our product and any future product candidates, are subject to scrutiny under this law.

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply regardless of payor. These laws are enforced by various state agencies and through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance, require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Current and future healthcare reform legislation

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we, or any collaborators, may receive for any approved products.

The ACA, for example, may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. With the current Administration and Congress, there will likely be additional administrative or legislative changes, including modification, repeal, or replacement of all, or certain provisions of, the ACA, which may impact reimbursement for drugs. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent or loosen certain requirements mandated by the ACA. While Congress has not passed repeal legislation, the Tax Reform Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Congress may consider other legislation to repeal and replace elements of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Additionally, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted:

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The Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2027, unless additional Congressional action is taken.

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The American Taxpayer Relief Act of 2012, among other things, also reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid health care costs. For example, the United States government has passed legislation requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Further, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs, and the current administration recently released a “Blueprint,” or plan, to reduce the cost of drugs. The current administrations’ Blueprint contains certain measures that the U.S. Department of Health and Human Services is already working to implement. Individual states in the United States have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Packaging and distribution in the United States

If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government regulation of drugs outside of the United States

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the EEA (comprised of the 28 EU Member States plus Iceland, Liechtenstein and Norway) medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.

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Centralized procedure — If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opining of the EMA’s Committee for Medicinal Products for Human Use, or, CHMP, the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops.

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National authorization procedures — There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

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Decentralized procedure — Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure — In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EEA, new products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. In the EEA a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten year orphan market exclusivity period, no marketing authorization application shall be accepted and no marketing authorization shall be granted for a similar medicinal product for the same indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation is anticipated to come into application in 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the

European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict leadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

The collection and use of personal health data in the European Union, previously governed by the provisions of the Data Protection Directive, is now governed by the GDPR, which became effective on May 25, 2018. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any clinical trial activities in EU members states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or € 20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EU, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Additionally, should we elect one or more product candidates to develop and market as non-therapeutic dietary non-drug products or food products in foreign countries, such products would also be subject to regulation under various national, local, and international laws that include provision governing, among other things, the formulation, manufacturing, packaging, labeling, advertising. These regulations may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of our non-therapeutic product candidates.

The regulatory environment outside the United States varies and in general is less developed then in the United States, but some exceptions do exist. The regulatory requirements for nutritional non-drug products and food products outside of the United States varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding nutritional non-drug products and food products. The two leading jurisdictions, the United States and the Europe, currently have and may continue to in the future to have distinctly different regulatory regimes with different rules and requirements nutritional non-drug products and food products, with, for example, the European Union having a stronger process for claims review and preapproval for nutritional products. Regulation in Europe is exercised primarily through the European Union, which regulates the combined market of each of its member states. Other European countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to dietary products.

We cannot predict how the global regulatory landscape regarding our possible nutritional non-drug products or food products, if any, will evolve and we may incur increased regulatory costs as regulations in the jurisdictions in which we operate evolve or change. We cannot predict whether or when any jurisdiction will change its regulations with respect to any of our product candidates.

Should we utilize third part distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Government regulation of food for special medical purpose in the European Union

The regulatory requirements for foods for special medical purposes, or FSMPs, in the European Union cover FSMP development and commercialization.

In the European Union, FSMPs are designed to feed patients who, because of a particular disease, disorder or medical condition, have nutritional needs that cannot be met by consuming standard foodstuffs. European Union Regulation defines ‘food for special medical purposes’ as food specially processed or formulated and intended for the dietary management of patients, including infants, to be used under medical supervision; it is intended for the exclusive or partial feeding of patients with a limited, impaired or disturbed capacity to take, digest, absorb, metabolize or excrete ordinary food or certain nutrients contained therein, or metabolites, or with other medically-determined nutrient requirements, whose dietary management cannot be achieved by modification of the normal diet alone.

Businesses intending to commercialize FSMPs in the European Union are required to register their FSMPs by submitting notifications regarding FSMP use, demonstrating compliance with applicable European Union rules, prior to market commercialization. These notifications to competent authority of each European Union Member State include information appearing on the label, and any other information the competent authority may reasonably request to establish compliance with this Regulation.

The European Commission may decide, by means of implementing acts (a) whether a given food falls within the scope of this Regulation; and (b) to which specific category of food a given food belongs. European Food Safety Authority Guidance provides, among other requirements, that the dossier must include an explanation of the scientific and medical basis on which it has been concluded that the use of the specific food product is necessary or is more practical or safer than the exclusive use of non-FSMP foodstuffs.

FSMPs can also fall within the scope of the novel food legislation in the European Union. Where an ingredient used in the FSMP to be marketed in the European Union falls within the definition of a ‘novel food ingredient’ prior authorization for use of the ingredient needs to be sought. A “novel” food or food ingredients as food that has not been consumed to a significant degree by humans in the European Union before May 15, 1997 and that falls within one of the ten food categories listed. Novel foods and novel food ingredients can only be authorized if they do not pose a safety risk to human health, their intended use does not mislead the consumer and they do not differ from the food they are intended to replace in such a way that its normal consumption would be nutritionally disadvantageous for the consumer. The authorization procedure is likely to take between 12 and 18 months.

In accordance with European Union clinical trials directives, before a clinical trial site is allowed to start enrolling patients in a clinical trial, the IRB/independent ethics committee, or IEC, must provide a positive opinion concerning the study protocol and all study-related materials. The competent authorities of the relevant European Union Member State must also provide their related authorization. Clinical trials involving the investigation of the action of non-medicinal products (e.g. foods, such as many FSMPs), are not covered and are not required to register the clinical trial or to complete a clinical trial application (CTA) for approval by an European Union Member State.

Employees

As of October 15, 2018, we have 113 full-time employees, 37 of our employees have Ph.D. or M.D. degrees and 86 of our employees are currently engaged in research and clinical development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be very strong.

Facilities

Our corporate headquarters are located in Lexington, Massachusetts, where we currently lease 53,000 square feet of laboratory and office space. The lease expires in October 2028, subject to one option to extend the lease for 10 years. In connection with this lease, we have options for further expansion within the Hayden Campus.

We also lease 50,000 square feet of laboratory and office space located in Bedford, Massachusetts. This lease expires in June 2020 and currently houses our pilot production operations. We believe our facilities are sufficient for our current needs.

Legal proceedings

As of the date of this prospectus, we are not subject to any material legal proceedings.

MANAGEMENT

The following table sets forth certain information concerning our executive officers who, subject to rights pursuant to any employment agreements, serve at the pleasure of our board of directors:

Name	Age	Position
Alison Lawton	57	Chief Executive Officer, President and Director
Joshua Brumm	40	Chief Operating Officer and Chief Financial Officer
John Davies, Ph.D.	58	Chief Technology Officer
Michael Bruce, Ph.D.	48	Senior Vice President, Development Operations

The following is a biographical summary of the experience of our executive officers.

Executive officers

Alison Lawton has served as our Chief Executive Officer and President and as a Director since August 2018. Prior to becoming CEO, Ms. Lawton served as our President and Chief Operating Officer from December 2017 to August 2018. Prior to joining us, Ms. Lawton was Chief Operating Officer at Aura Biosciences, Inc., an oncology therapeutics company, from January 2015 until December 2017, and, prior to joining Aura, served as a consultant to Aura from March 2014 to December 2014. Before that, Ms. Lawton served as Chief Operating Officer at OvaScience Inc., a life sciences company, from January 2013 to January 2014. In addition, from 2014 to 2017, Ms. Lawton served as a biotech consultant for various companies, including X4 Pharmaceuticals. Prior to that, Ms. Lawton spent more than 20 years in various positions of increasing responsibility at Genzyme Corporation, a global biopharmaceutical company, and subsequently at Sanofi S.A,, also a global biopharmaceutical company, following the acquisition of Genzyme by Sanofi in 2011. Ms. Lawton currently serves as a member of the board of directors of ProQR Therapeutics N.V. and Verastem, Inc. and has served on those boards since September 2014 and November 2012, respectively. Ms. Lawton previously served as a director at CoLucid Pharmaceuticals, Inc. from 2016 to 2017, as a director at Cubist Pharmaceuticals, Inc. from February 2012 to December 2014 until its acquisition by Merck, and as a director at Magenta Therapeutics, Inc. from May 2017 to March 2018. She holds a B.Sc. in pharmacology from Kings College, University of London. We believe that Ms. Lawton is qualified to serve on our board of directors based on our review of her experience, qualifications, attributes and skills, including experience in operations management and executive leadership.

Joshua Brumm has served as our Chief Operating Officer and Chief Financial Officer since August 2018, and as our Chief Financial Officer since April 2018. Prior to joining us, Mr. Brumm served as Chief Operating Officer and Chief Financial Officer at Versartis, Inc., a biopharmaceutical company, from November 2013 until December 2017. At Versartis, Mr. Brumm led the company’s initial public offering. Mr. Brumm served as Executive Vice President of Finance at Pharmacylics, Inc., a biopharmaceutical company, from August 2012 to August 2013. Prior to joining Pharmacylics, Mr. Brumm served in various roles at ZELTIQ Aesthetics, Inc., a medical technology company, from December 2009 to August 2012, including Senior Vice President and Chief Financial Officer, Vice President of Corporate Development and Investor Relations, Senior Managing Director of International Sales and Director of Corporate Development and Strategy, where he also led the company’s initial public offering. Mr. Brumm has raised over $800 million in capital over his career. Mr. Brumm also held investment banking roles at Citigroup Global Markets, Inc. and Morgan Stanley. Mr. Brumm holds a B.A. in business administration from the University of Notre Dame.

John Davies, Ph.D. has served as our Chief Technology Officer since October 2017. Prior to joining us, Dr. Davies served as Executive Director, Global Head of In Silico Lead Discovery at Novartis Institutes for Biomedical Research (NIBR), the innovation arm of Novartis AG, from 2012 to

2017. Before that, he held various research positions at NIBR from 1997 to 2012. Earlier in his career, he worked in computational modeling and research at both GlaxoSmithKline and Sandoz. Dr. Davies received his Ph.D. in synthetic organic chemistry from University College London and his B.Sc. in chemistry from the University of East London.

Michael Bruce, Ph.D. has served as our Senior Vice President, Development Operations since August 2018, and previously served as our Senior Vice President, Program, Portfolio, Alliance Management from October 2017 to August 2018. Prior to joining us, Dr. Bruce served as Senior Vice President, Portfolio Project and Alliance Management at CRISPR Therapeutics from 2015 to 2017. There, he played key roles in building alliances with major biotech and pharmaceutical companies, including acting as Head of Operations of Casebia, a joint venture of CRISPR Therapeutics and Bayer AG. Before joining CRISPR, Dr. Bruce held multiple roles at Pfizer, Inc. and Wyeth from 2003 to 2015, ultimately leaving as Vice President, Development Operations, Worldwide Research and Development. Dr. Bruce holds a B.A. in chemistry from Williams College and a Ph.D. in chemistry from Stanford University.

Significant employees

The following table sets forth certain information concerning our significant employees who are not executive officers of our company:

Name	Age	Position
Wendy Arnold	47	Senior Vice President, Human Resources
Stephen Sofen, Ph.D.	65	Senior Vice President, Technical Operations
Susan Stewart	58	Senior Vice President, Regulatory Affairs & Quality
Jeffrey Moore	57	Senior Vice President, Finance & Administration

The following is a biographical summary of the experience of these significant employees.

Wendy Arnold has served as our Senior Vice President, Human Resources since January 2018. Prior to joining us, Ms. Arnold was Head of the Human Resources Business Partnership Function at Moderna, Inc., a biotechnology company, from January 2014 until December 2017. Prior to that, from April 2011 until January 2014, she served as Director, Human Resources at Celgene Avilomics Research, Inc. (formerly Avila Therapeutics, Inc.), a biotechnology company. Ms. Arnold received a B.S. degree from Colorado State University.

Stephen Sofen, Ph.D. has served as our Senior Vice President, Technical Operations since March 2018. Most recently, Dr. Sofen was a Vice President of Technical Operations at CRISPR Therapeutics AG, a biotechnology company, from March 2016 until March 2018. Before that, from November 2015 to March 2016, Dr. Sofen worked at Kiniska Pharmaceuticals Corp., a biotechnology startup. Prior to that, Dr. Sofen worked at Biogen, a biotechnology drug company, from July 2013 to October 2015. In addition, Dr. Sofen has held senior technology and operations positions at Genzyme Corporation and the Novartis-MIT Center for Continuous Manufacturing. He received his Ph.D. in bioinorganic chemistry from University of California, Berkeley and his B.A. from Reed College.

Susan Stewart has served as our Senior Vice President, Regulatory Affairs & Quality since April 2018. In addition, Ms. Stewart has served as an independent regulatory consultant at Stewart Regulatory Consulting, LLC, a regulatory consulting firm, since 2015 and supported us in this role from December 2017 to April 2018. Prior to that, she served as Senior Vice President of Regulatory Affairs, Quality, and Compliance at Tokai Pharmaceuticals, Inc., a pharmaceutical company, from 2009 until 2015. She also held senior positions in regulatory affairs and quality at Genzyme Corporation and Transmolecular, Inc., companies involved in biotechnology and pharmaceutical development. She received her J.D. from Concord Law School at Purdue University Global and her B.A. from the University of Massachusetts.

Jeffrey Moore has served as our Senior Vice President, Finance & Administration since June 2017, and served as a consultant to us in a similar role from March 2017 to May 2017. Prior to joining us, he served as Senior Vice President, Finance and Operations and previously as Chief Financial Officer and Treasurer for Axcella Health, Inc., a biotechnology company, from August 2011 to February 2017. Before that, Mr. Moore served as Chief Financial Officer at Helicos BioSciences Corporation, a life sciences company, from August 2009 to February 2014, and in various other positions at Joule Unlimited Technologies, Inc., BG Medicine, Inc., Affinnova, Inc., and Flagship Ventures. Prior to joining Flagship Ventures, Mr. Moore served as the Director of Business Analysis and Planning at Celera Genomics, and as Vice President, Treasury Operations and Chief Accounting Officer at PerSeptive Biosystems. Mr. Moore started his career with Price Waterhouse in its emerging growth company practice. Mr. Moore received his B.S. degree from Cornell University and an M.B.A. degree from Vanderbilt University.

Non-employee directors

The following table sets forth certain information concerning our non-employees who serve on our board of directors:

Name	Age	Position
Michael Bonney	60	Director and Executive Chair of the Board
Noubar B. Afeyan, Ph.D.	56	Director
Grady Burnett	45	Director
C. Ronald Kahn, M.D.	74	Director
Jonathan McIntyre, Ph.D.	55	Director
Anthony Quinn, Ph.D.	57	Director
John Sculley	79	Director
Geoffrey von Maltzahn, Ph.D.	38	Director

The following is a biographical summary of the experience of our non-employee directors.

Michael Bonney has served as the Executive Chair of our Board of Directors since June 2017. Previously, Mr. Bonney served as our Chief Executive Officer from June 2017 until August 2018. Mr. Bonney has also served as Chairman of the board of directors of Magenta Therapeutics, Inc., a biotechnology company, since June 2018, and he previously served as Executive Chairman from November 2016 until June 2018. Prior to that, he served as Partner at Third Rock Ventures, LLC, a venture capital firm, from January 2016 to July 2016. Before joining Third Rock Ventures, LLC, Mr. Bonney served as CEO and Director at Cubist Pharmaceuticals, Inc., a biopharmaceutical company, from 2003 until 2015, when it was acquired by Merck. In addition to his role as Chairman of the board of Magenta, Mr. Bonney chairs the board of directors of Alnylam Pharmaceuticals, Inc. and the Bates College Board of Trustees. He also serves as a board member of Celgene Corporation since 2015, Tekla Closed End Mutual Fund Complex since 2011, Sarepta Therapeutics, Inc. since 2017 and Syros Therapeutics since June 2018. Mr. Bonney previously served on the boards of Global Blood Therapeutics from 2016 to 2017 and NPS Pharmaceuticals, Inc. from 2005 to 2015. He received a B.A. in economics from Bates College. We believe that Mr. Bonney is qualified to serve on our board of directors based on our review of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other biotech ventures.

Noubar B. Afeyan, Ph.D. was a co-founder and served as chairman of our board between August 2015 and June 2017 and has been a director since. In 1999, Dr. Afeyan founded Flagship Pioneering,

a life sciences innovation enterprise that originates companies through its VentureLabs innovation foundry. He has served as Flagship’s Chief Executive Officer since its founding. Since May 2014, Dr. Afeyan has served on the board of directors of Evelo Biosciences, Inc., since October 2010, on the board of Seres Therapeutics, Inc. and since 2013 on the board of Rubius Therapeutics, Inc. He has previously served on the boards of numerous privately and publicly held companies, including BIND Therapeutics, Inc., BG Medicine, Inc. and Eleven Biotherapeutics, Inc. Dr. Afeyan is currently a visiting lecturer of business administration at Harvard Business School and was previously a senior lecturer at the Massachusetts Institute of Technology’s Sloan School of Management where he taught courses on technology-entrepreneurship and innovation. He received a Ph.D. in biochemical engineering from the Massachusetts Institute of Technology and a B.S. in chemical engineering from McGill University. We believe that Dr. Afeyan is qualified to serve on our board of directors based on his significant experience co-founding, leading and investing in numerous biotechnology companies.

Grady Burnett has served as a Director of our company since September 2018. Mr. Burnett currently serves as the General Partner at Bow Capital, an early stage venture capital firm, a position he has held since co-founding the company in July 2016. Previously, he served as the President and Chief Operating Officer of HackerRank, a technology company, from September 2015 until July 2016. Before that, from September 2013 until October 2014, Mr. Burnett served as the Chief Operating Officer of Flurry, Inc., a mobile analytics, monetization and advertising company. Mr. Burnett has also served as Vice President of Global Marketing Solutions at Facebook, Inc. from 2009 to 2013 and was also previously the Director of Online Sales and Operations for Google LLC’s AdWords team. Mr. Burnett is a member of the board of directors of East Palo Alto Tennis & Tutoring, Menlo School and a Kenshoo, Ltd. He has an M.B.A. from the Harvard Business School and is a graduate of the University of Michigan. We believe that Mr. Burnett is qualified to serve on our board of directors based on our review of his experience, qualifications, attributes and skills, including his experience in scaling companies and driving revenue growth.

C. Ronald Kahn, M.D. has served as a Director of our company since June 2016. Currently, Dr. Kahn serves as Senior Investigator, Head of the Section on Integrative Physiology and Metabolism and Chief Academic Officer at Joslin Diabetes Center, a diabetes research center, a position he has held since 2008. He has also served as the Mary K. Iacocca Professor of Medicine at Harvard Medical School since 1986. Dr. Kahn holds undergraduate and medical degrees from the University of Louisville. He also holds an honorary Master of Science from Harvard University, honorary Doctor of Science degrees from the University of Paris, University of Louisville, University of Geneva and Washington University in St. Louis, an honorary Doctor of Medicine from the University of Copenhagen and is an honorary Professor and Director of the Diabetes Center at Peking University School of Medicine. We believe that Dr. Kahn is qualified to serve on our board of directors based on our review of his experience, qualifications, attributes and skills, including his extensive research and technical qualifications.

Jonathan McIntyre, Ph.D. has served as a Director of our company since March 2017. Currently, Dr. McIntyre serves as the Head of Research and Development at Indigo Agriculture, Inc., an agriculture biotechnology company, a position he has held since September 2017. Prior to that, from 2009 until September 2017, Dr. McIntyre served in various roles, most recently as Senior Vice President, Research and Development at PepsiCo, a food and beverage consumer product company. Earlier in his career, he was a science director at both E.I. du pont de Nemours and Company and Monsanto Company. Dr. McIntyre holds a B.S. in chemistry from Grove City College and a Ph.D. in biochemistry from the University of Cincinnati College of Medicine, where he also completed post-doctoral training. We believe that Dr. McIntyre is qualified to serve on our board of directors based on our review of his experience, qualifications, attributes and skills, including his experience leading research and development efforts at biotechnology firms.

Anthony Quinn, Ph.D. has served as a Director for our company since February 2016. Currently Dr. Quinn is President and Chief Executive Officer of Aeglea BioTherapeutics, Inc., a biotechnology company where he has served as a Director since 2016 and as CEO since July 2018. Prior to that, from October 2015 to July 2017 he worked as a private consultant for IDBioPharm Consulting LLC, a consulting firm. From August 2009 to June 2015, Dr. Quinn served as Head of Research & Development and Chief Medical Officer (initially at the Senior Vice President level and subsequently at the Executive Vice President level) for Synageva BioPharma Corp., a publicly traded biopharmaceutical company that was acquired by Alexion Pharmaceuticals, Inc. in June 2015. Following the acquisition, Dr. Quinn worked for Alexion Pharmaceuticals, Inc., a pharmaceutical company, from June 2015 to September 2015. Dr. Quinn received his BMSc. in general pathology and his MB ChB (M.D.) from the University of Dundee, UK. and his Ph.D. in cancer research from the University of Newcastle in Tyne, UK. He completed a postdoctoral fellowship at University of California, San Francisco before being appointed Professor of Dermatology at Barts & The London School of Medicine, UK. He is a fellow of the Royal College of Physicians London. We believe Dr. Quinn is qualified to serve on our board of directors because of his medical and clinical experience in the biopharmaceutical industry, including the development of therapeutics for rare diseases.

John Sculley has served as a Director for our company since October 2018. Mr. Sculley currently serves as a vice chairman for Celularity, Inc., a placenta blood cord stem cell company, a position he has held since 2016. Mr. Sculley is also the Chairman of the Board of Directors and Chief Marketing Officer for RxAdvance Corporation, a modern Pharmacy Benefit Manager platform company, a position he has held since 2015. Mr. Sculley is also the co-founder and vice chairman of Zeta Global, a personalized marketing platform, positions he has held since 2009. Mr. Sculley has also served as a member of the Board of Directors at Zeta Global since 2009. Mr. Sculley was previously the Chief Executive Officer of Pepsi-Cola Co from 1978 to 1983. He was the Chief Executive Officer of Apple Inc. from 1983 to 1993. Mr. Sculley was a founding Board member of MetroPCS Communications, Inc. from 1996 to 2008 and Rally Health, Inc. from 2011 to 2014. He was also a member of the Board of Directors of MDLIVE, Inc. from 2009 to 2017. Mr. Sculley received his bachelor of arts from Brown in 1961 and his masters of business administration from Wharton in 1963. Mr. Sculley has also been awarded ten Ph.D.s and the Ellis Island Medal of Honor. He is also the author of two books and appears frequently on CNBC. We believe that Mr. Sculley is qualified to serve on our board of directors based on our review of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other companies.

Geoffrey von Maltzahn, Ph.D. is a Partner at Flagship Pioneering focused on company origination and has been with the Flagship since 2009. He was a co-founder of Kaleido Biosciences and has served as a Director for Kaleido Biosciences since August 2015. He also acts as an advisor on new innovation opportunities for Kaleido’s product platform, technology and approach to targeting the microbiome organ. Previously, Dr. von Maltzahn served as Kaleido’s Chief Executive Officer from January 2015 to June 2017 and as Chief Innovation Officer from June 2017 to September 2018. Dr. von Maltzahn also serves as the Chief Innovation Officer of Indigo Agriculture, Inc., an agriculture biotechnology company he co-founded in 2013 as part of Flagship Pioneering’s VentureLabs innovation foundry. Dr. von Maltzahn was also a member of the Flagship Pioneering founding team for Seres Therapeutics, Inc. in 2010, and he subsequently served as Chief Technology Officer at Seres in 2012. Prior to working on Seres, Dr. von Maltzahn worked on the Flagship Pioneering founding team for Axcella Health, Inc., a biotechnology company, in 2009, and he served as Vice President of Discovery at Axcella from 2009 until 2013. Dr. von Maltzahn was awarded a Ph.D. in biomedical engineering and medical physics from MIT, a M.S. in bioengineering from the University of California, San Diego, and an S.B. in chemical engineering from MIT. We believe that Dr. von Maltzahn’s significant experience co-founding and leading numerous biotechnology companies makes him qualified to serve on our board of directors.

Our Board of Directors

As of October 15, 2018, our board of directors consisted of nine members, each of whom is a member pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Alison Lawton, Dr. Geoffrey von Maltzahn and Michael Bonney, are independent directors, including for purposes of the rules of The Nasdaq Global Market and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of The Nasdaq Global Market and the rules and regulations of the SEC, subject to applicable phase-in periods. Under Nasdaq listing rule 5615(b)(1) a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements, the committee composition requirements and the majority independent board requirement. We intend to rely on the phase-in schedules set forth in Nasdaq listing rule 5615(b)(1) with respect to certain of our committees as set forth below. There are no family relationships among any of our directors or executive officers. Alison Lawton is not an independent director under these rules because she is an executive officer of our company. Michael Bonney and Dr. Geoffrey von Maltzahn are not independent directors because each has served as one of our executive officers within the last three years.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for Class I directors, 2020 for Class II directors and 2021 for Class III directors.

•	Our Class I directors will be Michael Bonney, C. Ronald Kahn and Geoffrey von Maltzahn;

•	Our Class II directors will be Alison Lawton, John McIntyre and Anthony Quinn; and

•	Our Class III directors will be Noubar Afeyan, Grady Burnett and John Sculley.

Our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering will provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Michael Bonney is the current Executive Chair of our board of directors and Alison Lawton is our current Chief Executive Officer, hence the roles of Chair of our board of directors and Chief Executive Officer are separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing our Chair of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to her position in the current business environment, as well as the commitment required to serve as our Chair, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our Chair and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Audit committee

Effective upon completion of this offering Michael Bonney, Grady Burnett and Anthony Quinn will serve on the audit committee, which will be chaired by Mr. Burnett. Our board of directors has determined that each of Mr. Burnett and Dr. Quinn is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each of the committee members has sufficient knowledge in financial and auditing matters to serve on the audit committee. Mr. Bonney is not “independent” due to having served as our chief executive officer within the past three years and we are relying on the phase-in schedules set forth in Nasdaq listing rule 5615(b)(1) with respect to Mr. Bonney’s service on the audit committee. Our board of directors has designated Grady Burnett as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation committee

Effective upon completion of this offering Noubar Afeyan, John McIntyre and Anthony Quinn will serve on the compensation committee, which will be chaired by Dr. Quinn. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) recommending grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving or recommending to the board of directors the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

Effective upon completion of this offering Michael Bonney, C. Ronald Kahn and John Sculley will serve on the nominating and corporate governance committee, which will be chaired by Mr. Bonney. Our board of directors has determined that each of Dr. Kahn and Mr. Sculley is “independent” as defined in the applicable Nasdaq rules. Mr. Bonney is not “independent” due to having served as our chief executive officer within the past three years and we are relying on the phase-in schedules set forth in Nasdaq listing rule 5615(b)(1) with respect to Mr. Bonney’s service on the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We have adopted a written code of business conduct and ethics, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at http://www.kaleido.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Executive compensation overview

Our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of the individuals listed below, whom we refer to as our named executive officers, has primarily consisted of a combination of base salary, bonuses and long-term incentive compensation. Our named executive officers, like all of our full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the years indicated.

Name and Principal Position	Year	Salary ($)		Stock Awards ($)(1)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Michael Bonney,	2017	229,167	(4)	1,368,024	—	(7)	85,578	861	(9)	1,683,630
CEO & Executive Chair (Principal Executive Officer)(3)
Jeremy Buzzard, Ph.D.,	2017	278,333	(5)	127,750	146,000	(8)	62,800	18,995	(10)	633,878
Senior Vice President, Corporate Development
Jeffrey Moore,	2017	166,250	(6)	67,950	129,850	(8)	53,600	91,386	(11)	509,036
Senior Vice President, Finance & Administration

(1)

The amounts reported represent the aggregate grant-date fair value of the restricted common stock awards made in 2017, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. The assumptions used in calculating the grant-date fair value are set forth in Note 12 to our audited consolidated financial statements appearing at the end of this prospectus.

(2)

The amounts reported represent bonuses based upon the Board’s assessment of the achievement of company and individual performance objectives for the year-ended December 31, 2017, which were paid in March 2018.

(3)	Mr. Bonney currently serves as our Executive Chair and ceased to be our Principal Executive Officer upon Ms. Lawton’s assuming the role of our Chief Executive Officer in August 2018.
(4)	Mr. Bonney commenced employment with us in June 2017. His annual base salary for 2017 was $500,000.
(5)	Dr. Buzzard commenced employment with us in February 2017 and resigned his position as of October 1, 2018. His annual base salary for 2017 was $325,000.
(6)	Mr. Moore commenced employment with us in June 2017. His annual base salary for 2017 was $285,000.
(7)

The amount reported represents a performance-based stock option award with a maximum grant-date fair value of $1,368,025 where vesting was not determined to be probable as of the year-ended December 31, 2017. In September 2018, the stock option award was modified whereby the shares underlying this option will be subject to time-based vesting. This will result in a one-time non-cash compensation amount based on the modification date fair value of $9,414,625 in 2018.

(8)

The amounts reported represent the aggregate grant-date fair value of stock options awarded in 2017, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant-date fair value are set forth in Note 12 to our audited consolidated financial statements appearing at the end of this prospectus.
(9)	The amount reported represents $273 in long-term disability insurance premiums and $588 in group term life insurance premiums in excess of statutory limits.
(10)

The amount reported represents $18,409 in company-paid relocation expenses and $400 in long-term disability insurance premiums and $186 in group term life insurance premiums in excess of statutory limits.

(11)

The amount reported represents $90,000 in payments made to Mr. Moore for his services as a consultant and $440 in long-term disability insurance payments and $946 in group term life insurance premiums in excess of statutory limits.

Narrative disclosure to 2017 summary compensation table

Base Salary — Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills and experience.

Cash Bonus — Our annual bonus program is intended to reward our named executive officers for meeting objective or subjective performance goals for a fiscal year.

Long-Term Equity Incentives — Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance.

Employment arrangements with our named executive officers

Michael Bonney

For the year ended December 31, 2017, the annual base salary for Mr. Bonney was $500,000. For 2017, Mr. Bonney was eligible to earn an annual cash incentive bonus targeted at 50% of his base salary, with the actual cash incentive bonus determined by the board of directors based on the achievement of specified corporate goals. Mr. Bonney is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Jeremy Buzzard, Ph.D.

For the year ended December 31, 2017, the annual base salary for Dr. Buzzard was $325,000. For 2017, Dr. Buzzard was eligible to earn an annual cash incentive bonus targeted at 30% of his base salary, with the actual cash incentive bonus determined by the board of directors based on the achievement of specified individual and corporate goals. Dr. Buzzard is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans. Dr. Buzzard resigned from his position as of October 1, 2018.

Jeffrey Moore

For the year ended December 31, 2017, the annual base salary for Mr. Moore was $285,000. For 2017, Mr. Moore was eligible to earn an annual cash incentive bonus targeted at 30% of his base salary, with the actual cash incentive bonus determined by the board of directors based on the achievement of specified individual and corporate goals. Mr. Moore is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Other agreements

We have also entered into employee confidentiality, inventions, non-solicitation and non-competition agreements with each of our named executive officers. Under such agreements, each named executive officer has agreed (1) not to compete with us during his or her employment and for a period of one year after the termination of such employment, (2) not to solicit our employees during his or her employment and for a period of one year after the termination of such employment, (3) to protect our confidential and proprietary information and (4) to assign to us related intellectual property developed during the course of his or her employment.

Outstanding equity awards at 2017 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2017.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Michael Bonney,				1,874,007	(2)	1.09	6/5/2027	1,874,006	(3)
CEO & Executive Chair
Jeremy Buzzard, Ph.D,		200,000	(4)			1.09	6/5/2027	175,000	(4)
Senior Vice President, Corporate Development
Jeffrey Moore,		137,500	(5)			1.09	6/20/27	77,812	(5)
Senior Vice President, Finance & Administration

1)

The market value of our common stock is based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

2)

The shares underlying this stock option vests upon the achievement of certain performance conditions, including evidence of successful clinical trials. In September 2018, this stock option award was modified whereby the shares underlying this stock option vest 25% on June 6, 2018, then in 12 equal quarterly installments thereafter.

3)	Represents shares acquired upon the exercise of a stock option with an early exercise feature. The shares vest 25% on June 6, 2018, then in 12 equal quarterly installments thereafter.
4)

Represents total original grant of 375,000 shares underlying a stock option. In October 2017, the stock option was amended to provide that 175,000 shares would be subject to an early exercise feature. In October 2017, 175,000 shares were acquired upon the exercise of the early exercise feature. The aggregate shares from this arrangement will vest 25% on February 21, 2018, then in 12 equal quarterly installments thereafter with all shares under the early-exercise stock award vesting in their entirety before any vesting will occur under the option award.

5)

Represents total original grant of 265,000 shares underlying a stock option. In October 2017, 33,125 shares were acquired upon the exercise of the original stock option. Also in October 2017, the stock option was amended to provide that 94,375 shares would be subject to an early exercise feature. Accordingly, in October 2017, 94,375 shares were acquired upon exercise of such stock option. The aggregate shares from this arrangement will vest in 16 equal quarterly installments beginning June 2, 2017 with all shares under the early-exercise stock award vesting in their entirety before any additional vesting will occur under the option award.

Employee benefit and equity compensation plans

2018 Stock Option and Incentive Plan

Our 2018 Stock Option and Incentive Plan, or 2018 Plan, was adopted by our board of directors on                     , and approved by our stockholders on                 , and will become effective on the date

immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2018 Plan will replace our 2015 Stock Incentive Plan, or 2015 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2018 Plan allows the board of directors’ compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved              shares of our common stock for the issuance of awards under the 2018 Plan, the Initial Limit. The 2018 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2018 Plan and 2015 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2019 and on each January 1 thereafter by the lesser of the Annual Increase for such year plus shares added back as provided for above with respect to the 2015 Plan.

The 2018 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan. Persons eligible to participate in the 2018 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2018 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued

employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2018 Plan to participants, subject to the achievement of certain performance goals.

The 2018 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2018 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2018 Plan. To the extent that awards granted under the 2018 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards under the 2018 Plan shall terminate. In such a case, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event will become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, will become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of our compensation committee. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2018 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a cash payment to participants holding other vested awards.

Our board of directors may amend or discontinue the 2018 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2018 Plan require the approval of our stockholders.

No awards may be granted under the 2018 Plan after the date that is ten years from the date of stockholder approval of the 2018 Plan. No awards under the 2018 Plan have been made prior to the date hereof.

2015 Stock Incentive Plan

Our 2015 Plan, was approved and adopted by our board of directors on July 14, 2015, and approved by our stockholders on July 14, 2015. Under the 2015 Plan we initially reserved for issuance an aggregate of 2,000,000 shares of our common stock, and most recently increased the shares reserved and available for issuance to 15,536,948 shares of our common stock on September 5, 2018. The number of shares of common stock reserved for issuance under the 2015 Plan is subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off, or other similar change in our capitalization.

The shares of common stock underlying awards that are forfeited, cancelled, terminated, reacquired prior to vesting, satisfied without the issuance of shares of common stock, or withheld to cover the exercise price or tax withholding are added back to the shares of common stock available for issuance under the 2015 Plan.

Our board of directors has acted as administrator of the 2015 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan are those employees, officers and directors, as well as consultants and advisors to our company as selected from time to time by the administrator in its discretion.

The 2015 Plan permits the granting of (1) options, including incentive stock options, to purchase common stock (2) restricted stock, (3) stock appreciation rights, and (4) restricted stock units. For stock options, the administrator will determine the per share option exercise price and at what time or times each option may be exercised.

The 2015 Plan provides that upon the occurrence of any merger, consolidation, transfer or disposition of all common stock of our company in a share exchange, or liquidation or dissolution of the company (collectively, “Reorganization Event”), the board of directors may take any or more actions, as summarized below, with respect to outstanding awards under the 2015 Plan other than restricted stock. When an acquiring or succeeding corporation is involved, the board of directors may provide that such outstanding awards other than restricted stock shall be assumed or substantially equivalent awards shall be substituted by the acquiring or succeeding corporation (or affiliate thereof). With written notice to the participant, the board of directors may provide that all of the unexercised awards will terminate unless exercised (to the extent then exercisable) within a specified period following the date of the written notice. Prior to or upon a Reorganization Event, the board of directors may provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions on the award shall lapse. When holders of common stock will receive a cash payment for surrendered shares prior to or upon a Reorganization Event, the board of directors may terminate participants’ awards in exchange for a cash payment equal to the number of shares of common stock subject to the vested portion of the award multiplied by the excess, if any, of the acquisition price over the exercise, measurement or purchase price of such award and any applicable tax withholdings. In connection with a liquidation or dissolution of our company, the board of directors may provide that awards shall convert to the right to receive liquidation proceeds. The board of directors may use any combination of these actions and is not obligated to treat awards of the same type in an identical manner. For restricted stock upon the occurrence of a Reorganization Event other than liquidation or dissolution of our company, our rights with respect to the outstanding restricted stock shall inure to the benefit of the company’s successor, provided that the board of directors may provide for termination or deemed satisfaction of such repurchase under the initial or amended instrument evidencing the restricted stock or any other agreement between a participant and our company. Upon the occurrence of a liquidation or dissolution of our company, except as specifically provided to the contrary by an instrument evidencing the restricted stock or any other agreement between a participant and our company, all restrictions and conditions on all outstanding restricted stock shall automatically be deemed terminated or satisfied.

Our board of directors may amend or discontinue the 2015 Plan at any time, subject to stockholder approval where such approval is required by applicable law. Our board of directors may also amend or cancel any outstanding award, provided that no amendment to an award may materially and adversely affect a participant’s rights without his or her consent.

The 2015 Plan will terminate as of the effectiveness of this offering; however awards previously granted may extend beyond that date. As of                 ,                  shares of common stock and restricted common stock and options to purchase                  shares of common stock were outstanding under the 2015 Plan. Our board of directors has determined not to make any further awards under the 2015 Plan following the completion of this offering.

2018 Employee Stock Purchase Plan

On                     , our board of directors adopted the 2018 Employee Stock Purchase Plan, or 2018 ESPP, and on     , our stockholders approved the 2018 ESPP. The 2018 ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The 2018 ESPP initially reserves and authorizes the issuance of up to a total of      shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019, by the lesser of (i)      shares of common stock, (ii)     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the 2018 ESPP administrator. The number of shares reserved under the 2018 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP. However, any participating employee who would own 5% or more of the total combined voting power or value of all classes of stock after an option were granted under the ESPP would not be eligible to purchase shares under the 2018 ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2018 ESPP may purchase shares by authorizing payroll deductions of up to     % of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2018 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2018 ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In October 2018, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions, partnerships or joint ventures; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; number of customers; operating income and/or other strategic, financial or operational objectives, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plan

Effective as of January 1, 2017, we adopted a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. During the first half of 2018, a matching contribution of 50% of employee contributions up to 6%, with a maximum of $8,000 per year was approved. Matching contributions vest 25% each year, 100% vested after 4 years of service. At the end of the year, contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code.

Health/welfare plans

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical and dental benefits, short-term and long-term disability insurance, and life insurance. We believe these perquisites are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Limitations on liability and indemnification matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated by-laws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated by-laws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated by-laws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted

We believe that provisions of our amended and restated certificate of incorporation, amended and restated by-laws and indemnification agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the year ended December 31, 2017. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any additional equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2017. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board of directors.

We also do not, and do not expect to, provide separate compensation to our directors who are also our employees, such as Ms. Lawton, our Chief Executive Officer and President. Mr. Bonney’s compensation as our principal executive officer in 2017 is reported above in the Summary Compensation Table.

Name	All other compensation ($)	Total ($)
Noubar B. Afeyan, Ph.D. (1)	—	—
Peter Barton Hutt (2)	—	—
Brian Baynes (3)	—	—
Robert Connelly (4)	—	—
C. Ronald Kahn, M.D. (5)	—	—
Jonathan McIntyre, Ph.D. (6)	—	—
Anthony Quinn, M.B Ch.B, Ph.D. (7)	—	—
Geoffry von Maltzahn, Ph.D. (8)	—	—

(1)	Dr. Afeyan did not hold any outstanding equity awards as of December 31, 2017.
(2)

As of December 31, 2017, Mr. Hutt held options to purchase 105,000 shares of our common stock and 58,125 shares subject to each such option were vested as of such date. Mr. Hutt resigned from his role as a director on August 30, 2018.

(3)	Mr. Baynes did not hold any outstanding equity awards as of December 31, 2017. Mr. Baynes resigned from his role as a director on September 5, 2018.
(4)

As of December 31, 2017, Mr. Connelly held options to purchase 100,000 shares of our common stock and 56,250 shares subject to each such option were vested as of such date. Mr. Connelly resigned from his role as a director on October 9, 2018.

(5)	As of December 31, 2017, Dr. Kahn held options to purchase 100,000 shares of our common stock and 37,500 shares subject to each such option were vested as of such date.
(6)	As of December 31, 2017, Dr. McIntyre held options to purchase 35,000 shares of our common stock and no shares subject to each such option were vested as of such date.
(7)	As of December 31, 2017, Dr. Quinn held options to purchase 100,000 shares of our common stock and 43,750 shares subject to each such option were vested as of such date.
(8)	Dr. von Maltzahn did not hold any outstanding equity awards as of December 31, 2017.

Non-employee director compensation policy

Our board of directors intends to adopt a non-employee director compensation policy, to be effective upon effectiveness of the registration statement of which this prospectus forms a part, that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

	Member Annual Fee	Chairman Additional Annual Fee
Board of Directors	$	$
Audit Committee
Compensation Committee
Nominating and Corporate Governance Committee

In addition, each non-employee director serving on our board of directors upon completion of this offering and each non-employee director elected or appointed to our board of directors following the completing of this offering will be granted a one-time equity award of              shares on the date of such director’s election or appointment to the board of directors, which will vest annually over three years, subject to continued service through such vesting dates. On the date of each annual meeting of stockholders of our company, each non-employee director will be granted an annual equity award of              shares, which will vest in full of the earlier to occur of the first anniversary of the date of grant or the next annual meeting, subject to continued service as a director through such vesting date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2015, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private placements of securities

Stockholder	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Total Purchase Price
Flagship Pioneering Funds (1)	13,698,631	5,141,389	2,502,502	$54,999,999
Geoffrey von Maltzahn, Ph.D.	684,932			$500,000
Michael Bonney (2)		1,285,347		$5,000,000
Platinum Falcon B 2018 RSC Ltd. (3)			2,502,502	$24,999,995

(1)

Flagship of Pioneering Funds consists of Flagship Ventures Fund IV, L.P., Flagship Ventures Fund V, L.P., Nutritional Health Disruptive Innovation Fund, L.P., and Flagship Ventures Opportunities Fund, L.P.

(2)	Michael Bonney is a holder of 5% or more of our capital stock.
(3)	Platinum Falcon B 2018 RSC Ltd. is a holder of 5% or more of our capital stock.

Series A preferred stock financing

At closings held from August 13, 2015 through July 27, 2016, we sold an aggregate of 14,383,563 shares of Series A Preferred Stock at a purchase price of $0.73 per share, pursuant to a stock purchase agreement, as amended, entered into with certain of our investors. The table above summarizes purchases of Series A Preferred Stock by holders of 5% or more of our capital stock.

Series B preferred stock financing

At closings held from February 16, 2017 through June 28, 2017, we sold an aggregate of 9,485,863 shares of Series B Preferred Stock at a purchase price of $3.89 per share, pursuant to a stock purchase agreement entered into with certain of our investors. The table above summarizes purchases of Series B Preferred Stock by holders of 5% or more of our capital stock.

Series C preferred stock financing

At closings held from February 21, 2018 through June 8, 2018, we sold an aggregate of 10,107,404 shares of Series C Preferred Stock at a purchase price of $9.99 per share, pursuant to a stock purchase agreement entered into with certain of our investors. The table above summarizes purchases of Series C Preferred Stock by holders of 5% or more of our capital stock.

Merger with Cadena Bio, Inc.

On December 22, 2016, we acquired Cadena Bio, Inc., or Cadena, through a reverse triangular merger, pursuant to which the following merger consideration was issued to holders of Cadena’s outstanding common stock and Cadena’s outstanding Series A-1 Preferred Stock and Cadena’s outstanding Series B Preferred Stock: (i) 0.0519576 of a share of our common stock for each share of Cadena common stock and (ii) 0.0464169 of a share of our Series A-1 Preferred Stock for each share of Cadena Series A Preferred Stock and Cadena’s Series B Preferred Stock. The following table summarizes the merger consideration received by related persons in the merger.

Stockholder	Shares of Common Stock	Shares of Series A-1 Preferred Stock
Flagship Pioneering Funds (1)	171,460	3,040,780
Brian Baynes	338,656	—

(1)	Flagship Pioneering Funds consists of Flagship Ventures Fund 2007, L.P., VentureLabs IV, L.L.C., Flagship Ventures Fund V, L.P., and Nutritional Health Side Fund, L.P.

Sublease agreement with Joule Unlimited Technologies, Inc.

In September 2016, we entered into a non-cancelable sublease agreement with Joule Unlimited Technologies, Inc., or Joule, a company affiliated with our majority stockholder, for a portion of the laboratory and office space in Bedford, Massachusetts. The term of the sublease commenced on September 8, 2016 and expired 12 months thereafter. On May 15, 2017, we entered into a lease agreement directly with the lessor. The lease term commenced on May 15, 2017 and terminates on June 30, 2020.

Sublease agreement with VL45, Inc.

In January 2018, we entered into a sublease with VL45, Inc., or VL45, a company affiliated with our majority stockholder, for a portion of laboratory and office space in Cambridge, Massachusetts. The term of the sublease commenced on January 18, 2018 and terminates on October 31, 2018. In September 2018, we entered into a termination agreement with the landlord to terminate the lease for a payment of $100 effective October 31, 2018.

License agreement with Midori

On June 16, 2015, we entered into a technology license agreement with Midori, a company affiliated with our majority stockholder, for an initial term of thirty years. The license agreement provided us with an exclusive, sublicensable, transferable, royalty-free and fully paid-up, perpetual license under the Midori licensed patents and know-how.

As compensation for the license, we issued to Midori a warrant exercisable for shares of our common stock with an exercise price equal to $0.001 per share. Under the terms of the warrant, the number of shares Midori could purchase was contingent on the outcome of our future convertible preferred stock financing events. For the initial financing event, Midori was entitled to purchase common stock equal to fifteen percent of all issued and outstanding common and convertible preferred stock subject to a $10,000 limitation in gross aggregate proceeds to us.

For any subsequent financing event, and still subject to the $10,000 limitation in gross aggregate proceeds, Midori is entitled to purchase fifteen percent of the sum of (i) shares of convertible preferred stock issued and sold in the subsequent financing event, (ii) shares of common stock issued to Midori pursuant to the exercise of the warrant prior to the subsequent financing event, and (iii) warrant shares exercisable with respect to the subsequent financing event. The warrants had a term with an expiration date of the earliest of (i) the 61st day after an initial or subsequent financing event in which we receive the last dollar of the first aggregate $10,000 in gross proceeds to us, (ii) termination date of the license agreement, or (iii) a change in control, as defined in the license agreement.

Services agreement

In January 2015, we entered into a services agreement with Flagship Ventures Management, Inc., or Flagship Management, an affiliate of the Flagship Pioneering Funds, under which Flagship

Management provides us with personnel, advisory and administrative services on an as-needed basis. The agreement, which is invoiced monthly, may be terminated by either party upon 30 days’ prior written notice. For the years ended December 31, 2016 and 2017, we paid Flagship Management an aggregate of approximately $509,000 and $572,000, respectively, for services provided under the services agreement, inclusive of the services provided by Geoffrey von Maltzahn, who has served as our Chief Innovation Officer and Director since August 2015. He previously served as our Chief Executive Officer from January 2015 to June 2017.

Indemnification agreements

In connection with this offering, we intend to enter into agreements to indemnify our directors, executive officers and significant employees. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Investors’ rights agreement

In connection with the initial closing of our Series C Preferred Stock financing on February 21, 2018, we entered into a second amended and restated investors’ rights agreement, or investors’ rights agreement, with certain of our stockholders, including affiliates of Flagship Ventures Fund IV, L.P., Flagship Ventures Fund V, L.P., Nutritional Health Disruptive Innovation Fund, L.P., Flagship Ventures Opportunities Fund I, L.P., Michael Bonney and Platinum Flacon B 2018 RSC Ltd. The investors’ rights agreement among other things:

•	grants such stockholders certain registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of our convertible preferred stock;

•

obligates us to deliver periodic financial statements to any stockholder who, individually or together with affiliates, holds at least 500,000 shares of our Series C Preferred Stock, each of whom we refer to as a “Major Investor”;

•

grants a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions include the sale of the shares in connection with this offering), to Major Investors; and

•	requires us to reimburse certain legal expenses of Major Investors in connection with a Sale of the Company (as defined in the voting agreement described below).

For more information regarding the registration rights provided in this agreement, please refer to the section of this prospectus titled “Description of Capital Stock — Registration Rights.”

Certain provisions of this agreement, including certain of the covenants described above, will terminate automatically upon completion of this offering. This is not a complete description of the investors’ rights agreement and is qualified by the full text of the investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting agreement

In connection with the initial closing of our Series C financing on February 21, 2018, we entered into a voting agreement with certain of our stockholders, including affiliates of Flagship Ventures Fund IV, L.P., Flagship Ventures Fund V, L.P., Nutritional Health Disruptive Innovation Fund, L.P., Flagship Ventures Opportunities Fund I, L.P., Michael Bonney and Platinum Flacon B 2018 RSC Ltd. The voting agreement among other things: provides the terms for the voting of shares with respect to the constituency of our board of directors. Pursuant to the terms of the voting agreement, the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Noubar B. Afeyan, Ph.D., Michael Bonney, Geoffrey von Maltzahn, Ph.D., Ronald Kahn, Jonathan McIntyre and Anthony Quinn, Michael Bonney was selected to serve on our board of directors in his capacity as our chief executive officer and, following Mr. Bonney’s resignation as chief executive officer, Mr. Bonney remained a member of the board as Executive Chair. Noubar B. Afeyan, Ph.D. and Geoffrey von Maltzahn were selected to serve on our board of directors as designated by Flagship Ventures Fund V, L.P., Flagship Ventures Fund VI, L.P. and Flagship VentureLabs V LLC, respectively. Ronald Kahn, Jonathan McIntyre and Anthony Quinn were selected to serve on our board of directors as directors who are not affiliated with any investor, possess relevant industry experience and are acceptable to the holders of a majority of the shares of capital stock held by the investors party to the voting agreement.

This voting agreement will terminate automatically upon completion of this offering. This is not a complete description of the voting agreement and is qualified by the full text of the voting agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Right of first refusal and co-sale agreement

In connection with initial closing of our Series C financing on February 21, 2018, we entered into a right of first refusal and co-sale agreement with certain of our stockholders, including affiliates of Flagship Ventures Fund IV, L.P., Flagship Ventures Fund V, L.P., Nutritional Health Disruptive Innovation Fund, L.P., Flagship Ventures Opportunities Fund I, L.P., Michael Bonney and Platinum Flacon B 2018 RSC Ltd. The right of first refusal and co-sale agreement, among other things:

•	grants our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders; and

•	grants us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders.

The right of first refusal and co-sale agreement will terminate automatically upon completion of this offering. This is not a complete description of the right of first refusal and co-sale agreement and is qualified by the full text of right of first refusal and co-sale agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, upon consideration of a potential related party transaction, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of October 15, 2018, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of October 15, 2018. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on shares of common stock deemed to be outstanding as of October 15, 2018, assuming the conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering into an aggregate of 37,034,802 shares of common stock upon the completion of this offering, and the percentage of beneficial ownership at this offering in the table below is based on shares of common stock assumed to be outstanding after the completion of the offering.

	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER			BEFORE OFFERING	AFTER OFFERING
5% stockholders:
Flagship Pioneering Funds(1)	32,854,762		68.3%
Platinum Falcon B 2018 RSC Ltd.(2)	2,502,502		5.2%
Named executive officers and directors:
Alison Lawton(3)	330,000		*
Michael Bonney(4)	3,159,353		6.5%
Jeremy Buzzard, Ph.D.(5)	175,000		*
Jeffrey Moore(6)	137,500		*
Noubar B. Afeyan, Ph.D.(1)	32,854,762		68.3%
Grady Burnett	—		*
C. Ronald Kahn, M.D.(7)	62,500		*
Jonathan McIntyre, Ph.D.(8)	38,333		*
Anthony Quinn, Ph.D.(9)	94,457		*
John Sculley	—		*
Geoffrey von Maltzahn, Ph.D.(10)	684,932		1.4%
All executive officers and directors as a group: (12 persons)	37,404,837	(11)	77.6%

*	Represents beneficial ownership of less than 1%.

(1)

Consists of (a) 85,730 shares of common stock and 347,173 shares of common stock issuable upon conversion of the Series A-1 Preferred Stock held by Flagship Ventures Fund 2007, L.P. (“Flagship Fund 2007”), (b) 85,730 shares of common stock held by VentureLabs IV, L.L.C. (“VentureLabs IV”), (c) 5,000,000 shares of common stock held by VentureLabs V, L.L.C. (“VentureLabs V”), (d) 1,894,223 shares of common stock issuable upon conversion of the Series A Preferred Stock and Series A-1 Preferred Stock held by Flagship Ventures Fund IV, L.P. (“Flagship Fund IV”) (e) 4,586,858 shares of common stock issuable upon conversion of the Series A Preferred Stock, Series A-1 Preferred Stock, and Series B Preferred Stock held by Flagship Ventures Fund V, L.P. (“Flagship Fund V”), (f) 12,454,383 shares of common stock issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock held by Nutritional Health Disruptive Innovation Fund, L.P. (“Flagship Nutritional Health Disruptive Innovation Fund”), (g) 1,278,720 shares of common stock issuable upon conversion of the shares of Series A-1 Preferred Stock held by Nutritional Health Side Fund, L.P. (“Flagship Nutritional Health Side Fund”), (h) 3,300,000 shares of common stock held by Cadena L.L.C. (“Cadena”), and (i) 3,821,945 shares of common stock issuable upon conversion of the Series B Preferred Stock and Series C Preferred Stock held by Flagship Ventures Opportunities Fund I, L.P. (“Flagship Opportunities Fund” and together with Flagship Fund 2007, VentureLabs IV, VentureLabs V, Flagship Fund IV, Flagship Fund V, Flagship Nutritional Health Disruptive Innovation Fund, and Flagship Nutritional Health Side Fund, the “Flagship Funds”). The General Partner of Flagship Fund 2007 is Flagship Ventures 2007 General Partner LLC (“Fund 2007 GP”). Flagship Fund IV is a member of VentureLabs IV and also serves as its manager. The General Partner of Flagship Fund IV is Flagship Ventures Fund IV General Partner LLC (“Fund IV GP”). Flagship Fund V is a member of VentureLabs V. Flagship VentureLabs V Manager LLC (“VentureLabs V Manager”) is the manager of VentureLabs V. Flagship Pioneering, Inc. (“Flagship Pioneering”) is the manager of VentureLabs V Manager. The General Partner of Flagship V, Flagship Nutritional Health Disruptive Innovation Fund, and Flagship Nutritional Health Side Fund is Flagship Ventures Fund V General Partner LLC (“Flagship V GP”). The General Partner of Flagship Opportunities Fund is Flagship Ventures Opportunities Fund I General Partner LLC (“Flagship Opportunities GP” together with Fund 2007 GP, Fund IV GP, Flagship Pioneering, and Flagship V GP the “Flagship General Partners”). Noubar B. Afeyan, Ph.D. and Edwin M. Kania, Jr. are the managers of Fund IV GP and Fund 2007 GP and each of these individuals may be deemed to share voting and investment power with respect to all shares held by Flagship IV, VentureLabs IV, and Fund 2007. Noubar B. Afeyan, Ph.D. is the sole Director of Flagship Pioneering and may be deemed to have sole voting and investment control over all the shares held by VentureLabs V. In addition, Noubar B. Afeyan, Ph.D. serves as the sole manager of the Flagship V GP, Cadena, and Flagship Opportunities GP and may be deemed to possess sole voting and investment control over all the shares held by Flagship V, Flagship Nutritional Health Disruptive Innovation Fund, Flagship Nutritional Health Side Fund, Cadena, and Flagship Opportunities. None of the Flagship General Partners, Noubar B. Afeyan, Ph.D., or Edwin M. Kania Jr. directly own any of the shares held by Cadena or the Flagship Funds, and each of the Flagship General Partners, Dr. Noubar Afeyan, Ph.D. and Edwin M. Kania Jr. disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The mailing address of the Flagship Funds is 55 Cambridge Parkway, Suite 800E, Cambridge, MA 02142.

(2)	Consists of 2,502,502 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.
(3)	Consists of 330,000 shares of restricted common stock.
(4)

Consists of (i) 1,874,006 shares of restricted common stock held directly by Mr. Bonney, (ii) 835,347 shares of common stock issuable upon conversion of Series B Preferred Stock held directly by Mr. Bonney and (iii) 450,000 shares held in the Michael and Alison Bonney 2016 Irrevocable Trust, which has an independent trustee. Michael Bonney is a holder of 5% or more of our capital stock.

(5)	Consists of 175,000 shares of restricted common stock.
(6)	Consists of (i) 43,125 shares of common stock and (ii) 93,475 shares of restricted common stock.

(7)	Consist of 62,500 shares of common stock underlying options exercisable within 60 days of October 15, 2018.
(8)	Consist of 38,333 shares of common stock underlying options exercisable within 60 days of October 15, 2018.
(9)

Consists of (i) 37,500 shares of common stock, (ii) 25,707 shares of common stock issuable upon conversion of shares of Series B Preferred Stock and (iii) 31,250 shares of common stock underlying options exerciseable within 60 days of October 15, 2018.

(10)	Consists of 684,932 shares of common stock issuable upon conversion of shares of Series A Preferred Stock.
(11)

Consists of (i) 8,508,960 shares of common stock, (ii) 2,269,006 shares of restricted common stock, (iii) 26,379,288 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and (iv) 247,583 shares of common stock underlying options exercisable within 60 days of October 15, 2018.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the completion of this offering and amended and restated by-laws, which will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and convertible preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of convertible preferred stock, par value $0.001 per share, all of which shares of convertible preferred stock will be undesignated.

As of                    2018 ,              shares of our common stock and              shares of convertible preferred stock were outstanding and held by            stockholders of record. This amount does not take into account the conversion of all outstanding shares of our convertible preferred stock into common stock upon the completion of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Convertible preferred stock

Upon the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of convertible preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of convertible preferred stock will be outstanding, and we have no present plan to issue any shares of convertible preferred stock.

Stock options

As of     , 2018, options to purchase              shares of our common stock were outstanding under our 2015 plan, of which      were exercisable and of which      were vested as of that date.

Warrants

As of     , 2018, warrants to purchase a total of      shares of convertible preferred stock that, upon the closing of this offering, will become warrants to purchase shares of our common stock with exercise prices ranging from $         per share to $         per share were outstanding. These warrants are exercisable immediately and expire on                 ,                 .

Registration rights

Upon the completion of this offering, the holders of 49,244,521 shares of our common stock (which includes 1,113,271 issued but unvested shares of restricted common stock subject to repurchase), including those issuable upon the conversion of convertible preferred stock, which shares we refer to as “registrable securities,” will be entitled to rights with respect to the registration of these registrable securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and holders of our convertible preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of registrable securities are entitled to demand registration rights under certain conditions. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 50% of these registrable securities that would result in an aggregate offering price of at least $10.0 million, to file a registration statement and use best efforts to effect the registration of all or a portion of these registrable securities for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-form registration rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of holders of at least 30% of these registrable securities that would result in an aggregate offering price of at least $5.0 million, we will be required to effect a registration of such registrable securities. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, subject to certain exceptions, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short form registration rights granted to any holder of registrable securities under the investors’ rights agreement will terminate upon the earliest to occur of (i) a deemed liquidation event (as defined in our certificate of incorporation), (ii) the fifth anniversary of the completion of this offering or (iii) such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated by-laws and Delaware Law

Our amended and certificate of incorporation and amended and restated by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our amended and restated certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our amended and restated certificate of incorporation and amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to amended and restated certificate of incorporation and amended and restated by-laws

Any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated by-laws, and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our amended and restated certificate of incorporation provides for                  authorized shares of preferred stock. The existence of authorized but unissued shares of convertible preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of convertible preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of convertible preferred stock. The issuance of shares of convertible preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our amended and restated by-laws that will become effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine.

In addition, our amended and restated by-laws that will become effective upon the closing of this offering will contain a provision by virtue of which, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the District of Massachusetts, the plaintiff or plaintiffs shall be deemed by this provision of our amended and restated by-laws (i) to have consented to removal of the action by us to the United States District Court for the District of Massachusetts, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action to the United States District Court for the District of Massachusetts.

Our amended and restated by-laws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provisions contained in our amended and restated by-laws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and by-laws has been challenged in legal proceedings.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq Global Market listing

We have applied to list our common stock on The Nasdaq Global Market under the symbol “KLDO.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             , and its telephone number is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of             , 2018, upon the completion of this offering,                  shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of             , 2018; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the Underwriters, subject to certain exceptions. See the section entitled “Underwriters” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of             , 2018, we estimate that such registration statement on Form S-8 will cover approximately shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of any U.S. federal tax other than the income tax, U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	certain U.S. expatriates; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement under Section 451(b) of the Code.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements — FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements — FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to

non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements — FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Canaccord Genuity LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain limited exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with, or submit to, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and substantially of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, subject to certain limitations:

•

transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts, or to a charitable organization or educational institution in a transaction not involving a disposition for value;

•

transfers, distributions or dispositions of shares of common stock to members or stockholders of the transferor, any member of the immediate family of the transferor or any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor in a transaction not involving a disposition for value;

•

transactions relating to shares of common stock or other securities acquired in the public offering of the securities offered by this prospectus (other than any issuer-directed shares of common stock purchased in the public offering of the securities offered by this prospectus by an officer or director of the company) or in open market transactions after the pricing of the public offering of the securities offered by this prospectus;

•

transfers or dispositions of shares of common stock or other securities to any corporation, partnership, limited liability company or other entity, in each case, all of the beneficial ownership interests of which are held by the transferor or the immediate family of the transferor in a transaction not involving a disposition for value;

•

transfers or dispositions of shares of common stock or other securities (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the transferor upon the death of the transferor, or (y) by operation of law pursuant to a domestic order or negotiated divorce settlement;

•

transfers or dispositions of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to any contractual arrangement in effect on the date of such lock-up agreement that provides for the repurchase of the transferor’s common stock or other securities by us or in connection with the termination of the transferor’s employment with or service to us;

•

transfers or dispositions of shares of common stock or other securities to us in connection with the conversion of any convertible preferred stock into, or the exercise of any option or warrant for, shares of common stock;

•

transfers or dispositions of shares of common stock or other securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the seven preceding paragraphs;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; or

•

transfers or dispositions of shares of common stock or such other securities pursuant to a bona fide tender offer for shares of our capital stock, merger, consolidation or other similar transaction made to all holders of our securities involving a change of control (as defined in the lock-up agreement) of us (including, without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the transferor may agree to transfer, sell, tender or otherwise dispose of shares of common stock or other securities in connection with such transaction) that has been approved by our board of directors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “KLDO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold, and will not be offered or sold, in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the SFO (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the MAS. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument

31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP. Certain partners of Latham & Watkins LLP have an indirect interest in less than 1% of our common stock through investments in entities that, in turn, have investments in us.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2016 and for the years then ended included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                 ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at http://www.kaleido.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

KALEIDO BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Kaleido Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaleido Biosciences, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2017, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulation of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

September 24, 2018

We have served as the Company’s auditor since 2017.

KALEIDO BIOSCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		September 30,	Pro Forma September 30, 2018
	2016	2017	2018
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,728	$28,456	$92,550	$92,550
Prepaid expenses and other current assets	138	50	531	531
Due from related party	1,497	45	34	34

Total current assets	4,363	28,551	93,115	93,115
PROPERTY AND EQUIPMENT – Net	513	1,975	3,350	3,350
RESTRICTED CASH	114	221	2,281	2,281
OTHER LONG-TERM ASSETS	—	—	1,457	1,457

TOTAL	$4,990	$30,747	$100,203	$100,203

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$872	$864	$1,947	$1,947
Accrued expenses and other current liabilities	338	2,990	5,991	5,991

Total current liabilities	1,210	3,854	7,938	7,938
LONG TERM DEBT – Net of unamortized debt discount	4,951	14,810	14,815	14,815
RESTRICTED SHARES REPURCHASE LIABILITY	—	2,813	1,291	1,291
OTHER LIABILITIES	47	160	257	257
WARRANT LIABILITY	43	295	700	—

Total liabilities	6,251	21,932	25,001	24,301

REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 10)	15,655	52,494	153,224	—

COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $0.001 par value; 35,000,000, 48,000,000 and 62,000,000 shares authorized; 8,820,849, 11,998,775 and 12,209,719 shares issued; 8,820,849, 9,423,937 and 11,031,448 shares outstanding at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; 49,244,521 shares issued and 48,066,250 shares outstanding, pro forma, at September 30, 2018 (unaudited)	9	10	11	48
Additional paid-in capital	—	795	6,965	160,852
Accumulated deficit	(16,925)	(44,484)	(84,998)	(84,998)

Total stockholders’ equity (deficit)	(16,916)	(43,679)	(78,022)	75,902

TOTAL	$4,990	$30,747	$100,203	$100,203

See notes to consolidated financial statements

KALEIDO BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
OPERATING EXPENSES:
Research and development	$7,863	$20,992	$13,513	$26,854
General and administrative	1,573	6,038	3,578	13,024

Total operating expenses	9,436	27,030	17,091	39,878

LOSS FROM OPERATIONS	(9,436)	(27,030)	(17,091)	(39,878)

OTHER INCOME (EXPENSE):
Interest income	—	32	—	716
Interest expense	(141)	(435)	(196)	(745)
Change in fair value of warrant liability	(106)	(109)	(110)	(405)
Other expense	(2)	(17)	(10)	(202)

Total other expense, net	(249)	(529)	(316)	(636)

NET LOSS	$(9,685)	$(27,559)	$(17,407)	$(40,514)

Net loss per share - basic and diluted	$(1.29)	$(3.08)	$(1.97)	$(4.11)

Weighted-average number of common shares used in computing net loss per share - basic and diluted	7,504,021	8,939,232	8,856,149	9,862,365

Pro forma net loss per share - basic and diluted (unaudited)		$(0.82)		$(0.92)

Pro forma weighted-average number of common shares used in computing pro forma net loss per share - basic and diluted (unaudited)		33,399,397		43,667,240

See notes to consolidated financial statements

KALEIDO BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE— January 1, 2016	6,164,384	$4,491	6,970,185	$7	$303	$(3,812)	$(3,502)
Issuance of Series A convertible preferred stock (net of issuance costs of $9)	8,219,179	5,996	—	—	—	—	—
Issuance of shares in Cadena acquisition	3,057,972	5,168	513,649	1	(666)	(3,428)	(4,093)
Exercise of common stock warrants	—	—	1,329,815	1	304	—	305
Exercise of stock options	—	—	7,200	—	1	—	1
Stock-based compensation	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	(9,685)	(9,685)

BALANCE— December 31, 2016	17,441,535	15,655	8,820,849	9	—	(16,925)	(16,916)
Issuance of Series B convertible preferred stock (net of issuance costs of $61)	9,485,863	36,839	—	—	—	—	—
Exercise of stock options	—	—	586,525	1	187	—	188
Stock-based compensation	—	—	—	—	590	—	590
Vesting of restricted shares	—	—	16,563	—	18	—	18
Net loss	—	—	—	—	—	(27,559)	(27,559)

BALANCE— December 31, 2017	26,927,398	52,494	9,423,937	10	795	(44,484)	(43,679)
Issuance of Series C convertible preferred stock (net of issuance costs of $243)	10,107,404	100,730	—	—	—	—	—
Exercise of stock options	—	—	210,945	—	90	—	90
Stock-based compensation	—	—	—	—	4,559	—	4,559
Vesting of restricted shares	—	—	1,396,566	1	1,521	—	1,522
Net loss	—	—	—	—	—	(40,514)	(40,514)

BALANCE— September 30, 2018 (unaudited)	37,034,802	$153,224	11,031,448	$11	$6,965	$(84,998)	$(78,022)

See notes to consolidated financial statements

KALEIDO BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,685)	$(27,559)	$(17,407)	$(40,514)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	99	316	179	529
Stock-based compensation	58	590	349	4,559
Non-cash interest expense	16	39	15	45
Change in fair value of warrant liability	106	109	110	405
Change in fair value of derivative	—	—	—	150
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(126)	88	23	(481)
Due from related party	—	1,452	1,337	11
Accounts payable	298	13	548	827
Accrued expense and other liabilities	(116)	2,457	943	2,306

Net cash used in operating activities	(9,350)	(22,495)	(13,903)	(32,163)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(195)	(1,406)	(1,057)	(1,943)

Net cash used in investing activities	(195)	(1,406)	(1,057)	(1,943)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred issuance costs	—	—	—	(457)
Proceeds from issuance of debt, net of issuance costs	4,987	9,962	—	—
Payments for issuance costs related to debt	—	—	—	(25)
Proceeds from preferred stock financing, net of issuance costs	5,991	36,839	36,844	100,730
Proceeds from exercise of common stock warrants	1	—	—	—
Proceeds from exercise of stock options	1	3,021	2,052	90
Payments related to capital lease	(46)	(86)	(62)	(78)

Net cash provided by financing activities	10,934	49,736	38,834	100,260

NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	1,389	25,835	23,874	66,154
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — Beginning of period	1,453	2,842	2,842	28,677

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — End of period	$2,842	$28,677	$26,716	$94,831

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$125	$343	$181	$700

NON-CASH INVESTING AND FINANCING ACTIVITIES
Exercise of warrant liability	$305	$—	$—	$—
Exchange of equity for Cadena assets	$5,297	$—	$—	$—
Issuance of warrants related to debt	$—	$143	$—	$—
Derivative liability related to debt	$—	$—	$—	$15
Vesting of restricted stock	$—	$18	$—	$1,522
Deferred issuance costs in accounts payable and accrued expenses	$—	$—	$—	$1,000
Property and equipment acquired for capital lease	$93	$304	$304	$—
Purchase of property and equipment in accounts payable and accrued expenses	$26	$95	$160	$54

See notes to consolidated financial statements

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business – Kaleido Biosciences, Inc. (the “Company”) is a clinical-stage healthcare company that was incorporated in Delaware on January 27, 2015 and has a principal place of business in Lexington, Massachusetts. The Company was formed to use its differentiated, chemistry-driven approach to leverage the potential of the microbiome organ to treat disease and improve human health.

Risks and Uncertainties – The Company is subject to risks common to companies in the biotechnology industry, including, but not limited to, successful development of technology, obtaining additional funding, protection of proprietary technology, compliance with government regulations, risks of failure of pre-clinical studies, clinical studies and clinical trials, the need to obtain marketing approval for its drug candidates and its consumer products, fluctuations in operating results, economic pressure impacting therapeutic pricing, dependence on key personnel, risks associated with changes in technologies, development by competitors of technological innovations and the ability to transition from pilot scale manufacturing to large scale production.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. To date, the Company has principally raised capital through the private placement of redeemable convertible preferred stock and borrowings of long-term debt, including net proceeds of $100,730 received from the sale of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) in June 2018. The Company has incurred recurring losses since its inception, including net losses of $27,559 for the year ended December 31, 2017 and $40,514 for the nine months ended September 30, 2018 (unaudited). In addition, as of December 31, 2017 and September 30, 2018 (unaudited), the Company had an accumulated deficit of $44,484 and $84,998, respectively. The Company expects to incur additional losses and negative operating cash flows at least for the development period and possibly into the commercialization stage. As of September 24, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017, and October 26, 2018, the issuance date of the interim consolidated financial statements for the nine months ended September 30, 2018 (unaudited), the Company expects its cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance of the consolidated financial statements.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding redeemable convertible preferred stock will convert into shares of common stock (see Note 10). In the event the Company does not complete an IPO, the Company will seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding it could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or it may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation – The accompanying financial statements reflect the consolidated operations of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated.

Use of Estimates – The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Information – The accompanying consolidated balance sheet as of September 30, 2018, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2017 and 2018, and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2018 and the results of its operations and its cash flows for the nine months ended September 30, 2017 and 2018. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2017 and 2018 are also unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Unaudited Pro Forma Information – The accompanying unaudited pro forma consolidated balance sheet as of September 30, 2018 has been prepared to give effect, upon the closing of the proposed IPO, to the conversion of all outstanding shares of redeemable convertible preferred stock into 37,034,802 shares of common stock and the conversion of the outstanding warrants to purchase shares of redeemable convertible preferred stock as of September 30, 2018 into warrants to purchase shares of common stock as if the proposed IPO had occurred on September 30, 2018.

In the accompanying consolidated statements of operations, the unaudited pro forma net loss per share for the year ended December 31, 2017 and nine months ended September 30, 2018 has been computed using the weighted-average number of common shares outstanding after giving pro forma effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 26,927,398 and 37,034,802 shares of common stock, respectively, and the conversion of the outstanding warrant to purchase shares of redeemable convertible preferred stock as of December 31, 2017 and September 30, 2018 into a warrant to purchase shares of common stock, as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

preferred stock or the warrants. Additionally, the changes in the fair value of the warrant to purchase redeemable convertible preferred stock has been excluded from the determination of pro forma net loss per share as these warrants are not required to be recorded at fair value once converted to a warrant to purchase common stock.

Cash and Cash Equivalents – Cash includes cash in readily available checking accounts. The Company’s cash deposits on hand at one financial institution often exceed federally insured limits. Cash equivalents include all highly liquid investments maturing within 90 days from the date of purchase.

Restricted Cash – Restricted cash is cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. The restricted cash consists of cash collateral for secured letters of credit for the security deposit on the Company’s leased laboratory and office facilities.

Concentrations of Credit Risk – Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash in a financial institution that management believes to be of high credit quality.

Property and Equipment – Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Laboratory and office equipment, computer equipment and furniture and fixtures are depreciated over a period of five years, and leasehold improvements are amortized over the lesser of the asset’s estimated useful life or the remaining lease term. Major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to operating expenses as incurred.

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is calculated as the difference between the carrying value and the fair value. The Company has not recorded any impairment charges in the periods presented.

Deferred Issuance Costs – The direct and incremental costs attributable to the proposed initial public offering of the Company’s common stock, which consist of direct incremental legal and professional accounting fees relating to the proposed public offering, are capitalized. The deferred issuance costs will be offset against public offering proceeds upon the consummation of the offering. In the event the offering is terminated, deferred issuance costs will be recognized in the statement of operations. As of September 30, 2018, the Company capitalized $1,457 of deferred issuance costs related to the proposed public offering, which are included in other long-term assets on the consolidated balance sheet.

Segment Information – Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer (“CEO”). The Company and CEO view the Company’s operations and manage its business as one operating segment.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Research and Development Costs – Research and development costs are expensed as incurred. Research and development costs that are paid in advance of performance (if any) are capitalized as a prepaid expense and amortized over the service period as the services are provided.

Income Taxes – Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax asset to an amount, which, more likely than not, will be realized.

The Company recognizes the tax benefit from any uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Fair Value Measurements – Certain assets and liabilities are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The carrying amount of the Company’s other financial assets and liabilities including cash, accounts payable and long-term debt approximate fair value because of the relatively short period of time between origination and expected realization or settlement.

Net Loss Per Share – The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

Redeemable Convertible Preferred Stock – The Company records redeemable convertible preferred stock at fair value upon issuance, net of any issuance costs. The Company’s redeemable convertible preferred stock is subject to a dividend when and if declared by the Company’s board of directors (the “Board”). Since inception, no dividend has been declared. The Company classifies stock that is redeemable in circumstances outside of the Company’s control outside of permanent equity. No accretion has been recognized as the contingent events that could give rise to redemption are not deemed probable.

Stock-Based Compensation – The Company accounts for stock-based awards granted to employees and nonemployees at fair value, which is measured using the Black-Scholes option-pricing model. The fair value measurement date for employee awards is generally the date of grant. Prior to the adoption of ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which is discussed below under “Recently Adopted Accounting Pronouncements,” the fair value measurement date for nonemployee awards was the date the performance of services is completed. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis for all time-vested awards.

After adoption of ASU 2018-07, the measurement date for non-employee awards is the date of grant. The compensation expense for non-employees is recognized, without changes in the fair value of the award, over the requisite service period, which is the vesting period of the respective award.

Warrant Liability – Freestanding warrants related to shares that are redeemable or contingently redeemable are classified as a liability on the Company’s consolidated balance sheet. The warrants are initially recorded at fair value on the date of grant and are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of these warrants are recognized as a component of other income (expense), net in the Company’s consolidated statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or when the warrants become indexed to the Company’s own stock. The Company classifies the liabilities as noncurrent as the settlement of the warrants is not expected within the next 12 months.

Derivative Liability – The Company’s term loan agreement, as amended (see Note 13), requires the Company to pay a success fee upon the occurrence of a specified liquidity event, as defined in the

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

agreement. The Company classifies this contingent obligation to pay a success fee as a liability on its consolidated balance sheet. The derivative liability was initially recorded at fair value upon entering into the amendment to the term loan agreement and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the derivative liability are recognized as a component of other income (expense), net in the consolidated statement of operations. Changes in the fair value of the derivative liability will continue to be recognized until a qualifying liquidity event occurs.

Comprehensive Loss – Comprehensive loss includes net loss as well as other changes in shareholders’ equity (deficit) that result from transactions and economic events other than those with shareholders. The Company’s comprehensive net loss equals the reported net loss for all periods presented.

Subsequent Event Considerations – The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. See Notes 17 and 18.

Recently Adopted Accounting Pronouncements – In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This new standard was applied in the accounting for the acquisition of Cadena, wherein the Company considered the merger with Cadena to be a transfer of a group of similar assets which did not meet the definition of a business in accordance with ASU No. 2017-01 (see Note 5).

In June 2018, the Financial Accounting Standards Board issued ASU 2018-07. ASU 2018-07 expands the scope of Topic 718, Compensation – Stock Compensation, to include stock-based payments issued to nonemployees for goods or services. Consequently, the accounting for stock-based payments to nonemployees and employees will be substantially aligned. ASU 2018-07 supersedes Subtopic 505-50, Equity – Equity-Based Payments to Non-Employees. The amendments are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other companies, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. ASU 2018-07 was adopted as of January 1, 2018 and did not have a material impact on the Company’s financial position, results of operations or cash flows. The adoption will impact the value at which stock-based payments to nonemployees is recognized.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted ASU 2014-09 effective January 1, 2018. The adoption of ASU 2014-09 did not have an impact on the Company’s consolidated financial statements as the Company does not currently have any revenue-generating arrangements.

Recently Issued Accounting Pronouncements – In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities. The Company is currently evaluating whether to early-adopt ASU 2016-02 and evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements. The Company expects to recognize a significant lease obligation and right to use asset upon adoption. See Note 15 for more information related to our lease obligations.

3. FAIR VALUE MEASUREMENTS

The following tables set forth by level, within the fair value hierarchy, the assets and liabilities carried at fair value on a recurring basis:

	Fair Value Measurements as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant Liability	$—	—	43	$43

	$—	—	43	$43

	Fair Value Measurements as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$25,032	—	—	$25,032

Total	$25,032	—	—	$25,032

Liabilities:
Warrant liability	$—	—	295	$295

	$—	—	295	$295

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

	Fair Value Measurements as of September 30, 2018 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$88,746	—	—	$88,746

Total	$88,746	—	—	$88,746

Liabilities:
Warrant liability	$—	—	700	$700
Derivative liability	—	—	165	$165

	—	—	865	$865

Money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.

The fair value of the common and preferred stock warrant liabilities was determined using the Black-Scholes option-pricing model with the assumptions as disclosed in Note 9, respectively. These assumptions include significant judgments including the fair value of the underlying common and preferred stock. An increase or decrease in the estimated fair value will result in increases or decreases in the fair value of the warrant liability and such changes could be material.

The fair value of the derivative liability recognized in connection with the contingent success fee associated with the amended term loan agreement (see Note 8) was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the derivative liability was determined using the probability-weighted expected return method (“PWERM”), which considered as inputs the probability of occurrence of a liquidity event (as defined), the expected timing of a liquidity event, the amount of the success fee and a risk-adjusted discount rate. As of June 22, 2018, the assumed probability of occurrence of the event that was most probable of triggering the payment was 5%, the expected timing of such an event was estimated to be less than one year, the amount of the success fee was $300, and the discount rate was assessed to be 0%. As of September 30, 2018 (unaudited), the assumed probability of occurrence of the event that was most probable of triggering the payment increased to 55% and the discount rate was assessed to be 0%. Based on these inputs, the Company determined that the fair value of the derivative liability was $15 as of June 22, 2018, the date the Company entered into the amendment to the term loan, and $165 as of September 30, 2018 (unaudited). The derivative liability is included within other liabilities (long-term) on the consolidated balance sheet.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table presents a roll-forward of the aggregate fair values of the Company’s liabilities for which fair value is determined by Level 3 inputs:

	Warrant Liability	Derivative Liability
Balance – January 1, 2016	$242	$—
Change in fair value	106	—
Exercise of warrants	(305)	—

Balance – December 31, 2016	43	—
Issuance of warrants to purchase preferred stock	143	—
Change in fair value	109	—

Balance – December 31, 2017	295	—
Initial fair value of derivative liability	—	15
Change in fair value	405	150

Balance – September 30, 2018 (unaudited)	$700	$165

There were no transfers among Level 1, Level 2, or Level 3 categories in the periods presented.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Laboratory equipment	$536	$1,537	$2,723
Office and computer equipment	66	229	934
Leasehold improvements	—	640	653
Construction in process	26	—	—

Property and equipment – at cost	628	2,406	4,310
Less accumulated depreciation and amortization	(115)	(431)	(960)

Property and equipment – net	$513	$1,975	$3,350

Depreciation and amortization expense for the years ended December 31, 2016 and 2017 was $99 and $316, respectively. Depreciation and amortization expense for the nine months ended September 30, 2017 and 2018 (unaudited) was $179 and $529, respectively.

5. ACQUISITION OF CADENA

On December 22, 2016, the Company acquired Cadena Bio, Inc. Cadena is a development stage enterprise that was formed to create and develop ingredients that feed and nourish the human microbiome. The acquisition is being treated as an asset acquisition as Cadena’s assets transferred in the merger do not meet the definition of a business. As consideration for Cadena’s net assets the Company issued 3,057,972 shares of the Company’s Series A-1 Preferred Stock, with a fair value of $5,168 and 513,649 shares of the Company’s common stock, with a fair value of $129. Prior to the acquisition, Cadena’s majority stockholder was the same as the Company’s majority stockholder and

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

there was common ownership and control, including common members of the board of directors. As such, the Company accounted for the asset acquisition as a transaction between entities under common control. The Company initially measured and recognized the assets and liabilities transferred at their carrying amounts in the accounts of Cadena at the date of transfer. The Company recognized the difference between the fair value of the consideration paid of $5,297 and the carrying amounts of the net assets received of $1,075 as a reduction to additional paid-in capital and accumulated deficit.

The net assets acquired included a receivable from a related party totaling $1,497 and net liabilities totaling $422, comprised primarily of accounts payable and accrued liabilities.

6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Cash and cash equivalents	$2,728	$28,456	$92,550
Restricted cash	114	221	2,281

	$2,842	$28,677	$94,831

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Payroll and benefits	$4	$924	$3,099
Consulting service	170	813	173
Legal service	40	158	771
Research and development	36	586	1,169
Capital lease payable – short term	—	104	95
Facility cost	—	134	230
Other	88	271	454

	$338	$2,990	$5,991

8. DEBT FINANCING

On December 21, 2015, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) that provides for aggregate borrowings of up to $5,000. The initial funding of $2,500 was requested on January 26, 2016 and the second tranche of $2,500 was requested on September 20, 2016. The borrowings bear interest, payable monthly, at a variable annual rate equal to the greater of (a) 0.75% above the Prime Rate then in effect, or (b) 4.00%. The Company granted the lender a first security interest in all assets of the Company except for intellectual property in which it made a negative pledge not to encumber such property.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

On October 13, 2017, the Company entered into the fourth amendment of the original term loan (“October 2017 Amendment”). In accordance with the October 2017 Amendment, the Company increased the aggregate principal borrowing amount to $15,000. Interest accrues from the date of the term loan on the principal balance at a rate equal to the greater of (a) 1.50% above the Prime Rate in effect, or (b) 5.75% (6.0% at December 31, 2017), and is payable monthly. Any loans outstanding are payable in 30 equal monthly installments plus all accrued interest, beginning on May 13, 2019. The Company may prepay all, but not less than all of the term loan at any time. All balances once repaid may not be borrowed again and the term loan matures on October 13, 2021. The terms of the October 2017 Amendment were compared to the original terms of the debt and were found to not be substantially different. As such, the October 2017 Amendment was accounted for as a modification.

On June 22, 2018, the Company entered the fifth amendment of the original term loan (“June 2018 Amendment”). In accordance with the June 2018 Amendment, the Company’s interest accrues on the term loan on the principal balance at a rate equal to the greater of (a) 1.00% above the Prime Rate in effect, or (b) 5.25%, and is payable monthly. Any principal outstanding is payable in 24 equal monthly installments plus any accrued interest, beginning on May 13, 2020. The Company may prepay all, but not less than all of the term loan at any time. All balances once repaid may not be borrowed again and the term loan matures on April 13, 2022. As part of the June 2018 Amendment, in the event of a liquidation event, including an initial public offering, the Company will be required to pay a success fee of $300. The terms of the June 2018 Amendment were compared to the previous terms of the debt and were found to not be substantially different. As such, the June 2018 Amendment was accounted for as a modification.

For the year ended December 31, 2016 and December 31, 2017, interest expense arising from the amortization of the debt discounts was $16 and $40, respectively. For the nine months ended September 30, 2017 and September 30, 2018 (unaudited), interest expense arising from the amortization of the debt discounts was $15 and $45, respectively.

The scheduled principal maturity of the long-term debt, reflecting the impact of the June 2018 Amendment, is $5,000 in 2020, $7,500 in 2021 and $2,500 in 2022.

In connection with the original Loan Agreement, the Company issued to the lender warrants for the purchase of up to 85,617 shares of the Company’s Series A Preferred Stock at an exercise price of $0.73 per share. On December 21, 2015, the issuance date of the warrants, the Company recorded the issuance-date fair value of the warrants of $43 as a debt discount and warrant liability.

In connection with the October 2017 Amendment, the Company issued to the lender warrants for the purchase of up to 51,413 shares of the Company’s Series B Preferred Stock at an exercise price of $3.89 per share. On October 13, 2017, the issuance date of the warrants, the Company recorded the issuance-date fair value of the Series B Preferred warrants of $143 as a debt discount and warrant liability.

9. WARRANT LIABILITY

In connection with the debt financing (Note 8), the Company issued warrants to purchase up to 85,617 shares of Series A Preferred Stock with an exercise price of $0.73 per share and 51,413 shares of Series B Preferred Stock with an exercise price of $3.89 per share. The warrants to purchase Series A Preferred Stock and Series B Preferred Stock had an original term to maturity of 10 years, expiring on December 21, 2025 and October 13, 2027, respectively.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The fair value of warrants was recorded as a discount to the debt and is being amortized to interest expense using the effective interest method over the term of the debt. The Company estimated the fair value of the warrants on the issuance date using the Black-Scholes option-pricing model with the following assumptions:

	Issuance date
	Series A Preferred Stock	Series B Preferred Stock
Expected volatility	81.5%	63.0%
Risk-free interest rate	2.20%	2.28%
Expected term (in years)	10.0	10.0
Expected dividend yield	—	—

As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), 85,617, 137,030 and 137,030 warrants associated with the Loan Agreement remained outstanding and exercisable, respectively.

As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the estimated fair value of the warrant liability was $43, $295 and $700, respectively. The adjustments to the Series A Preferred Stock warrant liability for the year ended December 31, 2016 and the adjustment to the Series B Preferred Stock warrant liability for the year ended December 31, 2017 were nominal. The adjustments to the Preferred Stock warrant liability for the year ended December 31, 2017 and nine months ended September 30, 2018 (unaudited) were an increase of $109 and $405, respectively.

The Company estimated the fair value of the warrants as of December 31, 2017 and September 30, 2018 (unaudited) using the Black-Scholes option-pricing model with the following assumptions:

	As of December 31, 2017
	Series A Preferred Stock	Series B Preferred Stock
Expected volatility	63.0%	63.0%
Risk-free interest rate	2.40%	2.40%
Expected term (in years)	8.0	9.8
Expected dividend yield	—	—

	As of September 30, 2018 (unaudited)
	Series A Preferred Stock	Series B Preferred Stock
Expected volatility	53.0%	59.4%
Risk-free interest rate	3.01%	3.05%
Expected term (in years)	7.2	9.0
Expected dividend yield	—	—

10. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Series A Preferred Stock – On August 13, 2015, the Company entered into the Series A Preferred Stock Purchase Agreement with its initial investors committing $10,000 in Series A Preferred Stock equity financing. As part of the initial closing 6,164,384 shares of Series A Preferred Stock were

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

issued at $0.73 per share for cash proceeds of $3,528 in addition to the conversion of $972 of convertible notes and accrued interest. In May 2016, the Company issued an additional 684,932 shares of Series A Preferred Stock at $0.73 per share for total proceeds of $500. On July 27, 2016, as part of the second closing 7,534,247 shares of Series A Preferred Stock were issued at $0.73 per share for total proceeds of $5,500. Issuance costs associated with the Series A Preferred Stock initial closing in 2015 were $10, and costs associated with the second closing in 2016 were $9.

Series A-1 Preferred Stock – On December 22, 2016 the Company entered into the Series A-1 Preferred Stock Purchase Agreements with the shareholders of Cadena, resulting in 3,057,972 shares of the Company’s Series A-1 preferred shares being issued to the shareholders of Cadena. The fair value of the shares issued was approximately $5,168.

Series B Preferred Stock – On February 16, 2017, the Company entered into a stock purchase agreement for the authorization of Series B Preferred Stock. Through June 2017, the Company issued and sold 9,485,863 shares of Series B Preferred Stock for total proceeds of $36,900. The issuance price and conversion price of the Series B Preferred Stock is $3.89 per share, and each share of Series B Preferred Stock is convertible into common stock on a one-for-one basis. Issuance costs associated with the Series B Preferred Stock closings were $61.

Series C Preferred Stock – On February 21, 2018, the Company entered into a stock purchase agreement for the authorization of Series C Preferred Stock. Through June 2018, the Company issued and sold 10,107,404 shares of Series C Preferred Stock for total proceeds of $100,973. The issuance price and conversion price of the Series C Preferred Stock is $9.99 per share, and each share of Series C Preferred Stock is convertible into common stock on a one-for-one basis. Issuance costs associated with the Series C Preferred Stock closings were $243.

As of each balance sheet date, convertible preferred stock consisted of the following:

	As of December 31, 2016
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A Preferred Stock	14,469,180	14,383,563	$10,487	$10,500	14,383,563
Series A-1 Preferred Stock	3,057,972	3,057,972	5,168	5,168	3,057,972

	17,527,152	17,441,535	$15,655	$15,668	17,441,535

	As of December 31, 2017
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A Preferred Stock	14,469,180	14,383,563	$10,487	$10,500	14,383,563
Series A-1 Preferred Stock	3,057,972	3,057,972	5,168	5,168	3,057,972
Series B Preferred Stock	9,537,276	9,485,863	36,839	36,900	9,485,863

	27,064,428	26,927,398	$52,494	$52,568	26,927,398

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

	As of September 30, 2018 (unaudited)
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A Preferred Stock	14,469,180	14,383,563	$10,487	$10,500	14,383,563
Series A-1 Preferred Stock	3,057,972	3,057,972	5,168	5,168	3,057,972
Series B Preferred Stock	9,537,276	9,485,863	36,839	36,900	9,485,863
Series C Preferred Stock	10,107,404	10,107,404	100,730	100,973	10,107,404

	37,171,832	37,034,802	$153,224	$153,541	37,034,802

The Series A, Series A-1, Series B and Series C Preferred Stock (collectively, “Preferred Stock”) have the followings rights and privileges:

Dividends – The holders of Series A and Series A-1 Preferred Stock were entitled to received cumulative dividends that accrued at an annual rate of 8%. Dividends were payable only when and if declared by the Board. The Company could not declare, pay, or set aside any dividends on shares of any class of common stock, unless the holders of the Preferred Stock first received dividends on each outstanding share of Preferred Stock in the amount of the accrued dividends unpaid as of such date. As of December 31, 2016, no dividends had been declared. During February 2017, in connection with the issuance of Series B Preferred Stock, the Company’s certificate of incorporation was amended, and as a result the cumulative dividends feature was removed. This amendment was evaluated and determined to not be qualitatively or quantitatively significant and no adjustment to the carrying value of the Preferred Stock was recognized.

Liquidation – In the event of any liquidation, dissolution, or winding-up of the Company, which would include the sale of the Company, the Preferred Stock is senior to common stock. The preferred stockholders would be entitled to preferential payment in the amount per share equal to the greater of (i) the original issue price and declared dividends unpaid or (ii) the amount that would be due had all Preferred Stock been converted to common stock immediately prior to the deemed liquidation event.

Voting – The preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by each holder are then convertible.

Conversion – Each share of Preferred Stock is convertible at any time at the option of the holder. The number of shares into which the Preferred Stock converts is equal to the original issuance price divided by the conversion price. The conversion price shall initially be $0.73, $1.69, $3.89 and $9.99 per share for the Series A, Series A-1, Series B and Series C Preferred Stock, respectively, and may be adjusted for certain dilutive events. Conversion to common stock shall be mandatory upon the closing of an initial public offering resulting in net proceeds of at least $35,000 or upon the decision of the holders of at least a majority of the outstanding shares of Preferred Stock.

Redemption – The Series A and Series A-1 Preferred Stock may be redeemed at the option of the majority of the holders in three annual installments on or after December 22, 2021, at a price per share equal to the original issuance price, plus all dividends accrued but unpaid. During February 2017, in connection with the issuance of Series B Preferred Stock, the Company’s certificate of incorporation was amended and restated and as a result the Preferred Stock may no longer be redeemed at the option of the holder.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

11. COMMON STOCK

As of December 31, 2017 and September 30, 2018 (unaudited), the Company had authorized 48,000,000 and 62,000,000 shares of common stock, respectively. The voting, dividend and liquidation rights of the holders of the Company’s common stock is subject to and qualified by the rights, powers and preferences of the holders of the convertible preferred stock as set forth above.

As of December 31, 2017 and September 30, 2018 (unaudited), the Company had reserved 35,631,088 shares and 50,490,981 shares, respectively, for the conversion of outstanding shares of Preferred Stock, the exercise of outstanding stock options, the vesting of restricted shares, the number of shares remaining available for grant under the Company’s 2015 Stock Incentive Plan (see Note 12) and the exercise of outstanding warrants to purchase preferred stock (see Note 9), assuming all warrants to purchase shares of convertible preferred stock became warrants to purchase shares of common stock at the applicable conversion ratio.

12. STOCK-BASED COMPENSATION

2015 Stock Incentive Plan

During 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”). The 2015 Plan, as amended, provides for the issuance of up to 9,176,948 and 15,536,948 shares of common stock as of December 31, 2017 and September 30, 2018 (unaudited), respectively to employees, officers, directors, consultants, and advisors in the form of nonqualified and incentive stock options, restricted stock awards, and other stock-based awards. In general, options typically vest over four years. An option’s maximum term is 10 years. At December 31, 2017 and September 30, 2018 (unaudited), there were 440,691 shares and 232,168 shares, respectively, of common stock available for issuance under the 2015 Plan.

During 2017, the Company granted 2,199,007 common stock options with terms that include vesting upon the achievement of certain performance conditions, including evidence of successful clinical trials. The aggregate fair value of these award totaled $1,587 on the date of grant. As of December 31, 2017, the achievement of the performance conditions was not deemed probable and, accordingly, no compensation expense was recognized. In September 2018, the Company modified the vesting provision of stock options made to certain executives. Vesting was modified to remove the performance conditions, including evidence of successful clinical trials, and replace with time-based vesting, over four-years with 25% vesting after year 1 and quarterly thereafter. The Company concluded this was a Type III: Improbable-to-Probable modification as achievement of the performance-based milestones were not considered probable as of the modification date. As a result of the modification, the Company will recognize $12,050 in stock-based compensation expense, the incremental fair value arising from the modification, over the remaining requisite service period. The amount of stock-based compensation expense related to the modification for the nine months ended September 30, 2018 (unaudited) is $3,081.

The Company typically grants stock options to employees and nonemployees at exercise prices deemed by the Board to be equal to the fair value of the common stock at the time of grant. The fair value of the common stock has been determined by the Board at each measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, the Company’s financial position and historical financial performance, the status of development of the Company’s services, the current climate in the marketplace, the illiquid nature of the common stock,

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

Stock Option Valuation

The Company utilized the Black-Scholes option-pricing model to estimate the fair value of stock options awarded to employees. The Black-Scholes option-pricing model requires several key assumptions. The assumptions that the Company used to determine the grant-date fair value of options granted to employees and directors were as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2018
			(unaudited)
Expected volatility	71%-82%	63%-75%	50%-55%
Risk-free interest rate	1.39%-2.24%	1.86%-2.21%	2.75%-2.82%
Expected term (in years)	6.25	5.50-6.25	5.81-6.25
Expected dividend yield	—	—	—

The assumptions that the Company used to determine the grant-date fair value of options granted to non-employees were as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2018
			(unaudited)
Expected volatility	71%-82%	63%-75%	50%-55%
Risk-free interest rate	1.39%-2.24%	2.31%-2.40%	2.75%-2.82%
Expected term (in years)	10.00	9.00	6.25-6.60
Expected dividend yield	—	—	—

The risk-free interest rates are based on rates associated with U.S. Treasury issues approximating the expected life of the stock options. The expected term of options granted to employees was determined using the simplified method, which represents the midpoint of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term. The expected dividend-yield assumption was based on the Company’s expectation of no future dividend payments. The expected volatility of the underlying stock was based on the average historical volatility of comparable publicly traded companies based on weekly price returns as reported by a pricing service, as the Company does not have a trading history for its stock.

The weighted-average grant date fair value of the options granted during the years ended December 31, 2016 and 2017 was $0.14 and $0.71 per share, respectively. The weighted-average grant date fair value of the options granted during the nine months ended September 30, 2018 (unaudited) was $2.42 per share. As of December 31, 2017, there was $2,997 of unrecognized compensation expense related to unvested time-based stock options and restricted common stock, but excluding stock options with performance conditions, that will be recognized over a weighted-average remaining term of 3.40 years. As of September 30, 2018 (unaudited), there was $27,352 of

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

unrecognized compensation expense, inclusive of the aforementioned modification completed in September 2018, related to unvested time-based stock options and restricted common stock that will be recognized over a weighted-average remaining term of 3.37 years. As of December 31, 2017, there was $1,587 of unrecognized compensation expense related to unvested performance-based stock options and the achievement of the performance conditions was not deemed probable. In September 2018, the Company modified the vesting provision of stock options made to certain executives. Vesting was modified to remove the performance conditions, including evidence of successful clinical trials, and replace with time-based vesting, over four-years with 25% vesting after year 1 and quarterly thereafter. The Company concluded this was a Type III: Improbable-to-Probable modification as achievement of the performance-based milestones were not considered probable as of the modification date. As a result of the modification, the Company will recognize $12,050 in stock-based compensation expense, the incremental fair value arising from the modification, over the remaining requisite service period.

The following table summarizes the option activity under the 2015 Plan:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value
Outstanding January 1, 2017	2,294,144	$0.20	9.5	$—
Granted	6,957,423	1.10
Exercised	(3,177,925)	0.95
Canceled	(522,510)	0.31

Outstanding December 31, 2017	5,551,132	0.88	9.3	$1,255
Granted	7,165,992	4.60
Exercised	(210,945)	0.44
Canceled	(597,469)	1.31

Outstanding September 30, 2018 (unaudited)	11,908,710	$3.11	9.3	$53,481

Options exercisable – December 31, 2017	476,344	$0.27	8.5	$399
Options exercisable – September 30, 2018 (unaudited)	789,869	$0.48	7.9	$5,622
Options expected to vest – December 31, 2017	5,074,788	$0.94	9.4	$856
Options expected to vest – September 30, 2018 (unaudited)	11,118,841	$3.30	9.4	$47,859

Restricted Common Stock

During the year ended December 31, 2017, the Company signed agreements with seven employees to early exercise stock options covering 2,591,400 shares to convert such options to restricted common stock prior to respective vesting dates. The vesting conditions did not change. The consideration received due to the early exercises from the seven employees was recorded as a restricted share repurchase liability. As of December 31, 2017 and September 30, 2018 (unaudited), the outstanding balance of the restricted shares repurchase liability was $2,813 and $1,291, respectively.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table summarizes the Company’s restricted common stock activity for the year ended December 31, 2017 and nine months ended September 30, 2018 (unaudited):

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Issued and vested as of December 31, 2016	—	$—
Issued	2,591,400	$1.09
Vested	(16,563)	$1.09

Issued and unvested as of December 31, 2017	2,574,837	$1.09
Vested	(1,396,566)	$1.09

Issued and unvested as of September 30, 2018 (unaudited)	1,178,271	$1.09

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations:

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Research and development	$35	$228	$132	$662
General and administrative	23	362	217	3,897

	$58	$590	$349	$4,559

13. INCOME TAXES

There is no provision for income taxes because the Company has historically incurred net operating losses and maintains a full valuation allowance against its deferred tax assets. The reported amount of income tax benefit for the years ended December 31, 2016 and 2017 differs from the amount that would result from applying domestic federal statutory rates to pretax losses primarily because of changes in the valuation allowance, state taxes, and the generation of research and development credits.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Significant components of the Company’s net deferred tax assets at December 31, 2016 and 2017 are as follows:

	Years ended December 31,
	2016	2017
Deferred tax assets
Stock-based compensation	$11	$34
Net operating loss carryforwards	5,292	10,505
Credit carryforwards	484	1,951
Intangible assets	331	214
Charitable contributions	—	1
Accrued expenses	12	226

Total deferred tax assets	6,130	12,931
Valuation allowance	(6,098)	(12,885)

Total net deferred tax assets	32	46

Deferred tax liabilities:
Fixed assets	(32)	(46)

Total net deferred tax liability	(32)	(46)

Total deferred tax assets (liability)	$—	$—

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years ended December 31,
	2016	2017
Federal income tax expense at statutory rate	34.0%	34.0%
Stock compensation expense	(0.1%)	(0.6%)
Fair value change in warrant liability	(0.4%)	(0.2%)
Permanent differences	0.0%	(1.5%)
Federal research and development credit	2.0%	4.0%
State research and development credit	0.0%	1.0%
State income tax, net of federal benefit	6.2%	5.1%
Remeasurement of deferred taxes	0.0%	(17.2%)
Cadena acquisition	6.6%	—
Change in valuation allowance	(48.3%)	(24.6%)

Effective income tax rate	0.0%	0.0%

As of December 31, 2017, the Company has federal net operating loss carryforwards of approximately $38,714 and state net operating loss carryforwards of $37,579, which may be available to offset future income tax liabilities, and which expire at various dates through 2037. As of December 31, 2017, the Company also has federal research and development tax credit carryforwards of approximately $1,443, and state research and development tax credit carryforwards of approximately $643, which may be available to reduce future tax liabilities, and which expire at various dates through 2032.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2016 and 2017 were due primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards in 2016 and 2017, and the impact of the Tax Cuts and Jobs Act (the “TCJA”) in 2017 and were as follows:

	Years ended December 31,
	2016	2017
Valuation allowance at the beginning of year	$1,427	$6,098
Decreases recorded as benefit to income tax provision	—	(4,746)
Increases recorded to income tax provision	4,671	11,533

Valuation allowance at the end of year	$6,098	$12,885

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards research and development tax credit carryforwards and capitalized expenditures. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets. Accordingly, a full valuation allowance has been established, and the valuation allowance increased $4,671 and $6,787 in the years ended December 31, 2016 and 2017, respectively.

Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with a study. There could also be additional ownership changes in the future which may result in additional limitations on the utilization of net operating loss carryforwards and tax credits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax returns are open under statute from 2015 to the present.

The Company’s policy is to record estimated interest and penalties related to uncertain tax positions in income tax expense. The Company has no amounts recorded for any unrecognized tax positions, accrued interest or penalties as of December 31, 2016 and 2017.

On December 22, 2017, the TCJA was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of the Company’s deferred tax assets and liabilities recorded as of December 31, 2017 and a corresponding reduction in the Company’s valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

14. NET LOSS PER SHARE AND UNAUDITED PRO FORMA NET LOSS PER SHARE

Net Loss per Share

Basic and diluted net loss per share was calculated as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Numerator:
Net loss	$(9,685)	$(27,559)	$(17,407)	$(40,514)

Denominator:
Weighted-average common shares outstanding — basic and diluted	7,504,021	8,939,232	8,856,149	9,862,365

Net loss per share — basic and diluted	$(1.29)	$(3.08)	$(1.97)	$(4.11)

The following potentially dilutive common stock equivalents, presented based on amounts outstanding at each period end, were excluded from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Options to purchase common stock	2,294,144	5,551,132	5,145,478	11,908,710
Unvested restricted common stock	—	2,574,837	1,874,006	1,178,271
Redeemable convertible preferred stock (as converted to common stock)	17,441,535	26,927,398	26,927,398	37,034,802
Warrant to purchase redeemable convertible preferred stock (as converted to common stock)	85,617	137,030	85,617	137,030

	19,821,296	35,190,397	34,032,499	50,258,813

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2017 and nine months ended September 30, 2018 have been prepared to give effect to adjustments arising upon the closing of a qualified IPO. The unaudited pro forma net loss used in the calculation of unaudited pro forma basic and diluted net loss per share does not include the effects of change in fair value of the warrant to purchase shares of Preferred Stock because the calculation gives effect to the conversion of shares of Preferred Stock outstanding as of December 31, 2017 and September 30, 2018 into common stock and the conversion of the warrant to purchase shares of Preferred Stock outstanding as of December 31, 2017 and September 30, 2018 into a warrant to purchase shares of common stock, as if such conversion had occurred at the beginning of the period presented or the date of original issuance, whichever is later.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

A reconciliation of pro forma net loss and the pro forma weighted-average number of common shares used in computing pro forma basic and diluted net loss per share applicable to common stockholders is as follows:

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
	(unaudited)
Numerator:
Net loss	$(27,559)	$(40,514)
Change in the fair value of preferred stock warrant liability	109	405

Pro forma net loss	$(27,450)	$(40,109)

Denominator:
Weighted-average number of common shares used in computing net loss per share	8,939,232	9,862,365
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock into common stock	24,460,165	33,804,875

Pro forma weighted-average common shares outstanding—basic and diluted	33,399,397	43,667,240

Pro forma net loss per share—basic and diluted	$(0.82)	$(0.92)

15. COMMITMENTS AND CONTINGENCIES

Operating Leases – In connection with the Cadena asset acquisition, the Company assumed a facility lease that has a non-cancelable term expiring in September 2021. In addition to the minimum lease payments, the lease provides additional rent consisting of escalations for property management fees and operating expenses.

In December 2016, the Company agreed to sublease its former laboratory and office space to Oasys Water, Inc. (“Oasys”). Oasys has a majority stockholder that is the same as the Company’s majority stockholder. The sublease term commenced on February 1, 2017 and had an initial expiration of August 31, 2017. Pursuant to the sublease agreement, Oasys was required to pay the Company approximately $250 in aggregate rent payments. On September 1, 2017, Oasys defaulted on its remaining rent obligation.

In September 2016, the Company entered into a non-cancelable sublease agreement with Joule Unlimited Technologies, Inc. (“Joule”), a company affiliated with the Company’s majority stockholder, for a portion of the laboratory and office space in Bedford, Massachusetts. The term of the sublease commenced on September 8, 2016 and expired 12 months thereafter. On May 15, 2017, the Company entered into a lease agreement directly with the lessor. The lease term commenced on May 15, 2017 and terminates on June 30, 2020.

In January 2018, the Company entered into a sublease with VL45, a company affiliated with the Company’s majority stockholder, for a portion of laboratory and office space in Cambridge, Massachusetts. The term of the sublease commenced on January 18, 2018 and terminates on October 31, 2018. In September 2018, the Company entered into a termination agreement with the landlord to terminate the lease for a payment of $100 effective October 31, 2018.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

In March 2018, the Company entered into a non-cancelable ten-year lease agreement for laboratory and office space in Lexington, Massachusetts. Additionally, the Company has the option to lease additional premises (the “Expansion Premises”) by April 1, 2019. As of September 30, 2018, the Company has not exercised the expansion option.

Rent expense for the years ended December 31, 2016 and 2017 totaled $360 and $1,046, respectively. Rent expense for the nine months ended September 30, 2017 and 2018 (unaudited) totaled $717 and $783, respectively.

Future minimum lease payments under the non-cancelable operating leases consisted of the following as of December 31, 2017:

Year Ending December 31,
2018	$1,370
2019	1,400
2020	981
2021	353

$4,104

Capital Leases – In February 2016, the Company entered into a capital lease agreement for the purchase of lab equipment with a fair value of $93. The lease is payable over 36 months with an upfront payment of $30.

In June 2017, the Company entered into an additional capital lease agreement for the purchase of lab equipment with a fair value of $304. The lease is payable over 36 months with an upfront payment of $46.

Midori License Agreement – On June 16, 2015, the Company entered into a technology license agreement with Midori, a Company affiliated with the Company’s majority stockholder, for an initial term of thirty years. The license agreement provided the Company with an exclusive, sublicensable, transferable, royalty-free and fully paid-up, perpetual license under the Midori licensed patents and know-how.

As compensation for the license, the Company issued to Midori a warrant exercisable for shares of the Company’s common stock with an exercise price equal to $0.001 per share. Under the terms of the warrant, the number of shares Midori could purchase was contingent on the outcome of the Company’s future convertible preferred stock financing events. For the initial financing event, Midori was entitled to purchase common stock equal to fifteen percent of all issued and outstanding common and convertible preferred stock subject to a $10,000 limitation in gross aggregate proceeds to the Company.

For any subsequent financing event, and still subject to the $10,000 limitation in gross aggregate proceeds, Midori is entitled to purchase fifteen percent of the sum of (i) shares of convertible preferred stock issued and sold in the subsequent financing event, (ii) shares of common stock issued to Midori pursuant to the exercise of the warrant prior to the subsequent financing event, and (iii) warrant shares exercisable with respect to the subsequent financing event. The warrants had a term with an expiration date of the earliest of (i) the 61st day after an initial or subsequent financing event in which the Company receives the last dollar of the first aggregate $10,000 in gross proceeds to the Company, (ii) termination date of the license agreement, or (iii) a change in control, as defined in the license agreement.

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company completed the initial closing of the Series A financing in August 2015; the first tranche of the warrant was exercised at that date and the Company issued 1,970,185 shares of common stock. In July 2016, the Company completed the second closing of the Series A financing in which the second tranche of the warrant was exercised at that date and the Company issued 1,329,815 shares of common stock. The $10,000 limitation in gross aggregate proceeds was met upon the second closing of the Series A financing.

401(k) Plan – The Company sponsors a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company will make matching contributions at a rate of 50% of each employee’s contribution up to a maximum employee contribution of 6% of eligible plan compensation (cap of $8). As of September 30, 2018 (unaudited), the Company has accrued $374 related to the Company’s obligation to match 401(k) contributions.

Legal Proceedings – The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

16. RELATED-PARTY TRANSACTIONS

On December 22, 2016, the Company acquired Cadena. The Company and Cadena were under common control of Flagship Pioneering. Refer to Note 5 for further discussion.

The Company has a services agreement with Midori that was assumed in the Cadena acquisition. The Company and Midori are both entities under common control of Flagship Pioneering. Under the services agreement there are employees of the Company that are utilized by Midori for research and accordingly their time and expenses along with facility costs, lab supplies and equipment cost are allocated to and reimbursed by Midori. During the year ended December 31, 2017, operating expenses totaling $929 were reimbursed by Midori and the Company recognized the reimbursements as a reduction of operating expenses. As of December 31, 2017 and September 30, 2018 (unaudited), $45 and $34, respectively, was due from Midori. On June 8, 2018, the Company and Midori amended the services agreement and all services will be terminated by the end of September 2018. At December 31, 2016, the Company had recognized a receivable of $1,497 from Midori that was acquired in the Cadena Acquisition which was subsequently collected in full.

In September 2016, the Company entered into a sublease with Joule Unlimited Technologies, Inc. who is affiliated with Flagship Pioneering. Refer to Note 15 for further discussion.

In December 2016, the Company entered into a sublease with Oasys Water, Inc. who is affiliated with Flagship Pioneering. Refer to Note 15 for further discussion.

In January 2018, the Company entered into a sublease with VL45, who is affiliated with Flagship Pioneering. Refer to Note 15 for further discussion.

The Company receives professional services from its principal investor, Flagship Pioneering, from time to time as needed. The Company reported general and administrative expense totaling $509 and

KALEIDO BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

$572 related to these services for the years ended December 31, 2016 and 2017, respectively. The Company recorded $447 and $154 related to these services for the nine months ended September 30, 2017 and 2018 (unaudited), respectively. As of December 31, 2016 and 2017 and September 30, 2018, the Company had $9, $2 and $0 (unaudited) outstanding to Flagship Pioneering, respectively.

17. SUBSEQUENT EVENTS

For the year ended December 31, 2017, subsequent events were evaluated through September 24, 2018, the date on which the audited consolidated financial statements were issued.

Modification of stock options to certain executives – In September 2018, the Company modified the vesting provision of stock options made to certain executives. Vesting was modified to remove performance conditions, including evidence of successful clinical trials, and replace with time-based vesting, over four-years with 25% vesting after year 1 and quarterly thereafter. The Company concluded this was a Type III: Improbable-to-Probable modification as achievement of the performance-based milestones were not considered probable at December 31, 2017. As a result of the modification, the Company will recognize stock-based compensation expense equal to the incremental fair value arising from the modification over the remaining requisite service period.

Increase in shares available for issuance under the 2015 Plan – In August 2018, the Company increased the number of shares of common stock authorized for issuance under the 2015 Plan from 11,286,948 shares to 13,286,948 shares. In September 2018, the Company increased the number of shares of common stock authorized for issuance under the 2015 Plan from 13,286,948 shares to 15,536,948 shares.

Grants of stock options under the 2015 Plan – In August 2018, the Company granted options for the purchase of an aggregate of 2,337,075 shares of common stock, at a weighted average exercise price of $5.14 per share.

In September 2018, the Company granted options for the purchase of an aggregate of 2,290,917 shares of common stock, at a weighted average exercise price of $5.89 per share.

18. SUBSEQUENT EVENTS (UNAUDITED)

For the nine months ended September 30, 2018, subsequent events were evaluated through October 26, 2018, the date on which the unaudited interim consolidated financial statements were issued.

Grants of stock options under the 2015 Plan – In October 2018, the Company granted options for the purchase of an aggregate of 110,000 shares of common stock, at a weighted average exercise price of $7.60 per share.

******

            Shares

Kaleido Biosciences, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

GOLDMAN SACHS & CO. LLC

J.P. MORGAN

MORGAN STANLEY

Lead Manager

CANACCORD GENUITY

Until                 , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our amended and restated certificate of incorporation to be in effect upon the completion of this offering and amended and restated by-laws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•

any breach of the director’s duty of loyalty to us or our stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock

In August 2015 and August 2016, we issued an aggregate of 1,970,185 and 1,329,815 shares of common stock to Midori USA, Inc. and Cadena LLC, respectively, pursuant to an exercise of the warrants granted in connection with the license agreement we entered into with Midori USA, Inc.

From August 2015 to July 2016, we issued and sold to investors in a private placement an aggregate of 14,383,563 shares of our Series A Preferred Stock at a purchase price of $0.73 per share, for aggregate consideration of approximately $10,500,001.

In December 2016, we issued an aggregate of 513,649 shares of common stock and 3,057,972 shares of Series A-1 Preferred Stock pursuant to an agreement and plan of reorganization we entered into with Cadena Bio, Inc. as consideration for a merger.

From February 2017 to June 2017, we issued and sold to investors in a private placement an aggregate of 9,485,863 shares of our Series B Preferred Stock at a purchase price of $3.89 per share, for aggregate consideration of approximately $36,900,006.

From February 2018 to June 2018, we issued and sold to investors in a private placement an aggregate of 10,107,404 shares of our Series C Preferred Stock at a purchase price of $9.99 per share, for aggregate consideration of approximately $100,972,964.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options

We have granted stock options to purchase an aggregate of 16,717,559 shares of our common stock, with exercise prices ranging from $0.15 to $7.60 per share, to employees, directors and consultants pursuant to the 2015 Plan. Since 2015, 3,396,070 shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan, including 2,591,400 shares issued pursuant to an early exercise resulting in the issuance of restricted common stock.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

(c) Warrants to purchase capital stock

In July 2015, we issued warrants to Midori USA, Inc. to purchase 3,300,000 shares of common stock pursuant to a license agreement we entered into with Midori USA, Inc.

In December 2015, we issued warrants to Pacific Western Bank to purchase 85,617 shares of Series A Preferred Stock pursuant to a loan and security agreement we entered into with Pacific Western Bank.

In October 2017, we issued warrants to Pacific Western Bank to purchase 51,413 shares of Series B Preferred Stock pursuant to an amended loan and security agreement we entered into with Pacific Western Bank.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

Exhibit No.	Exhibit Index

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of this offering)

3.3*	By-laws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated By-laws (to be effective upon the completion of this offering)

4.1*	Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated February 21, 2018, as amended

4.2*	Specimen Stock Certificate evidencing shares of common stock

4.3*	Voting Agreement among the Registrant and certain of its stockholders, dated February 21, 2018, as amended

4.4*	Right of First Refusal and Co-Sale Agreement among the Registrant and certain of its stockholders, dated February 21, 2018, as amended

4.5*	Second Warrant to Purchase Stock, dated October 13, 2017, issued by the Registrant to Pacific Western Bank

4.6*	Amended and Restate Warrant to Purchase Stock, dated October 13, 2017, issued by the Registrant to Pacific Western Bank

5.1*	Opinion of Goodwin Procter LLP

10.1†	Umbrella Development Services Agreement, by and between Patheon UK Limited and the Registrant, dated September 6, 2018.

10.2#*	2015 Stock Incentive Plan and forms of award agreements thereunder

10.3#*	2018 Stock Option and Incentive Plan and forms of award agreements thereunder

10.4#*	Senior Executive Cash Incentive Bonus Plan

10.5#*	2018 Employee Stock Purchase Plan

10.6#*	Form of Indemnification Agreement

10.7#*	Form of Executive Employment Agreement

10.8*	Loan and Security Agreement between the Registrant and Pacific Western Bank dated December 21, 2015, as amended to date

10.9*	Lease Agreement by and between HCP/King Hayden Campus LLC and the Registrant, dated March 19, 2018

10.10*	Lease Agreement by and between DIV Bedford, LLC and the Registrant, dated May 15, 2017

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page hereto)

*	To be included by amendment.
†

Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on the day of                 , 2018.

KALEIDO BIOSCIENCES, INC.

By:
Name: Alison Lawton Title: Chief Executive Officer, President and Director

POWER OF ATTORNEY AND SIGNATURES

Each individual whose signature appears below hereby constitutes and appoints each of Alison Lawton and Joshua Brumm as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Alison Lawton	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2018

Joshua Brumm	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

Michael Bonney	Executive Chair	, 2018

Noubar B. Afeyan, Ph.D.	Director	, 2018

Grady Burnett	Director	, 2018

C. Ronald Kahn, M.D.	Director	, 2018

Jonathan McIntyre, Ph.D.	Director	, 2018

Name	Title	Date

Anthony Quinn, Ph.D.	Director	, 2018

John Sculley	Director	, 2018

Geoffrey von Maltzahn, Ph.D.	Director	, 2018